As filed with the Securities and Exchange Commission on October 25, 2005

Registration No. 333-128265

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CRESCENT FINANCIAL CORPORATION

(Exact name of registrant as specified in charter)

North Carolina	56-2259050
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1005 High House Road

Cary, North Carolina 27513

(919) 460-7770

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael G. Carlton

President and Chief Executive Officer

Crescent Financial Corporation

1005 High House Road

Cary, North Carolina 27513

(919) 460-7770

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony Gaeta, Jr., Esq. Gaeta & Eveson, P.A. 8305 Falls of Neuse Road, Suite 203 Raleigh, NC 27615 (919) 845-2558	Brian T. Atkinson, Esq. Moore & Van Allen, PLLC 100 North Tryon Street, Suite 4700 Charlotte, NC 28202 (704) 331-1040

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 25, 2005

PROSPECTUS

765,000 SHARES

Common Stock

We are Crescent Financial Corporation, the holding company for Crescent State Bank, a North Carolina-chartered community bank headquartered in Cary, North Carolina.

We are offering for sale 765,000 shares of our common stock in an underwritten public offering. Our common stock is traded on the Nasdaq National Market under the symbol “CRFN.” The last reported sales price of our common stock on October 24, 2005 was $16.25 per share.

Investing in our common stock involves risks. We urge you to carefully read the “ Risk Factors” beginning on page 6 before making your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The securities offered by this prospectus are not savings accounts, deposits or obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share	Total

Public Offering Price	$	$

Underwriting commissions to be paid by us(1)	$	$

Net proceeds before expenses to Crescent Financial Corporation	$	$

(1) This is a firm commitment underwriting. We will pay underwriting commissions for the sale of the shares of common stock to the public. The underwriter has been granted a 30-day option to purchase up to an additional 114,750 shares of common stock to cover over-allotments, if any. See “Underwriting.”

The date of this prospectus is             , 2005

CRESCENT FINANCIAL CORPORATION

NORTH CAROLINA
85
95
40
64
421
Cary
Raleigh
Apex
Clayton
Holly Springs
Garner
Sanford
70
Pinehurst
Southern Pines
40
1
95
Corporate and Main Office
Loan Production Office
Office Locations

OFFICE LOCATIONS

Corporate and Main Office
1005 High House Road
Cary, NC 27513

Pinehurst Office
211 M Central Park Avenue
Pinehurst, NC 28374

Holly Springs Office
700 Holly Springs Road
Holly Springs, NC 27540

Apex Office
303 South Salem Street
Apex, NC 27502

Sanford Office
870 Spring Lane
Sanford, NC 27330

Southern Pines Office
185 West Morganton Road
Southern Pines, NC 28387

Cary Office
1155 Kildaire Farm Road
Cary, NC 27511

Clayton Office
315 East Main Street
Clayton, NC 27520

Garner Office
574 Village Court
Garner, NC 27529

Raleigh Loan Production Office
Opening Fourth Quarter 2005
4601 Six Forks Road Suite 126
Raleigh, NC 27609

VIRGINIA
Raleigh
NORTH CAROLINA
SOUTH CAROLINA

i

PROSPECTUS SUMMARY

This summary highlights information contained in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information in this prospectus and our consolidated financial statements included in this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the underwriter will not exercise its option to purchase additional common stock to cover over-allotments. References in this prospectus to “we,” “us,” and “our” refer to Crescent Financial Corporation and its consolidated subsidiary, unless otherwise specified. References to the bank refer to Crescent State Bank.

Who We Are

Crescent Financial Corporation is the holding company for Crescent State Bank, a North Carolina-chartered community bank. We conduct our business through nine full service banking offices located in rapidly growing communities neighboring Raleigh. Our primary market area includes Wake County and Johnston County in the Triangle area of North Carolina and Lee and Moore Counties in the Sandhills area of North Carolina, home to the towns of Sanford, Pinehurst and Southern Pines. The Research Triangle Park, one of the country’s leading technology business centers, borders our market area. The bank began operations on December 31, 1998 and in June 2001, became our wholly-owned subsidiary upon completion of our reorganization into a bank holding company. We are headquartered in the Town of Cary, North Carolina.

At June 30, 2005 we had:

•	Assets of $392.9 million,

•	Loans of $301.1 million,

•	Deposits of $322.9 million, and

•	Stockholders’ equity of $28.1 million.

We are a full service community bank that specializes in serving the banking needs of small-to-medium size businesses and their owners in our market area. We emphasize superior customer service and responsive decision making delivered with the convenience of modern technology. Our slogan is “We Belong Together.”

We have assembled a management team with extensive knowledge of, and experience in, our market area. We emphasize commercial lending and have developed a loan portfolio that is primarily composed of commercially related loans. Commercial mortgage loans, commercial loans and construction loans comprised approximately 83% of our loan portfolio at June 30, 2005.

We believe we have created and maintain a strong credit culture. As of June 30, 2005, our non-performing assets totaled $34,000 or 0.01% of total assets.

Our growth strategy is centered on the expansion of our franchise through the opening of new bank offices. In addition to our two offices located in Cary, we have established offices in Apex, Clayton, Holly Springs, Garner and Sanford. In 2003, we established offices in Pinehurst and Southern Pines through our acquisition of Centennial Bank, a community bank with $65.0 million in total assets.

We conduct our business activities through our subsidiary, Crescent State Bank. The bank’s deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation. Our principal executive office is located at 1005 High House Road, Cary, North Carolina 27513 and our telephone number is (919) 460-7770. Our website is www.crescentstatebank.com. Information contained on our website is not part of this prospectus.

Strategy

Our strategy is three-fold: a commitment to achieving growth and performance through exceptional customer service and sound asset quality; a comprehensive array of products and services; and an ability to adapt to a rapidly changing banking environment. We place the highest priority on providing professional, highly personalized service—it is the driving force behind our business. Our primary expansion strategy is to identify growth markets and expand into them by opening a new office, but only after we have retained an experienced banker with extensive personal knowledge of that market.

Market Area

Our market area includes the four contiguous counties of Wake, Johnston, Lee and Moore. This area includes the State Capitol of Raleigh as well as the area known as Research Triangle Park, one of the nation’s leading technology centers. Our market area is home to several universities and institutions of higher learning, including North Carolina State University. The four counties comprising our market area have a diverse economy centered around the state government, the academic community, the technology industry, the medical and pharmaceuticals sectors and the many small businesses that support these enterprises as well as the people that live and work in this area. According to the U.S. Census Bureau, the Raleigh-Durham-Chapel Hill Metropolitan Statistical Area, which includes Cary, had a population of approximately 1.3 million in 2004. Lee and Moore Counties are located to the south of Raleigh in the region referred to as the Sandhills area, which is home to the towns of Sanford, Pinehurst and Southern Pines. The region’s economy benefits from an emphasis on the golf industry due to the many world class golf courses located in the vicinity and also from a growing retiree population drawn to the mild climate and recreational activities afforded by the Sandhills area.

The Offering

Common stock offered for sale.	765,000 shares

Shares of common stock outstanding after the offering, assuming the underwriter’s over-allotment option is not exercised	4,885,391 shares

Offering price	$ per share

Market for the common stock	Our common stock is quoted on the Nasdaq National Market under the symbol “CRFN.”

Dividend policy	We have not paid any cash dividends to date and do not anticipate the payment of cash dividends in the future. We intend to retain future earnings to support our growth.

We have declared stock splits effected in the form of stock dividends in 2005 and in each of the five preceding years. We intend to continue to consider the declaration of pro rata stock distributions in the future.

Use of proceeds

The proceeds of this offering will be used to support growth and expansion of the bank’s franchise through additional lending activities, the addition of bank offices, and for general corporate purposes.

Purchases by officers and directors

Certain of our officers and directors have indicated an interest in participating in the offering through the purchase of approximately 153,000 shares, in the aggregate. In anticipation of this participation, we have directed 153,000 shares to be reserved specifically for purchase by such officers and directors.

Risk factors

Investment in our common stock involves certain risks, including the risk of loss of principal. You should read the “Risk Factors” section beginning on page 6 before deciding to purchase our common stock.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The annual selected consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by, our audited financial statements and related notes contained elsewhere in this prospectus and the financial statements included in our annual reports filed with the Securities and Exchange Commission and the Federal Deposit Insurance Corporation. Effective June 29, 2001, Crescent State Bank became our wholly-owned subsidiary. We have no material operations other than those of Crescent State Bank. Therefore, the financial statements of Crescent State Bank prior to June 29, 2001 are our historical statements.

The information as of and for the six months ended June 30, 2005 and 2004 is unaudited but, in the opinion of our management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations for those periods. The selected financial and other data presented below as of and for the six months ended June 30, 2005 and 2004 should be read in conjunction with, and is qualified in its entirety by, the unaudited consolidated financial statements included elsewhere in this prospectus. The result of operations for the six month period ended June 30, 2005 are not necessarily indicative of the results to be expected for the remainder of the year or any other period.

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
	(unaudited)
	2005	2004	2004	2003	2002	2001	2000
	(Dollars in thousands, except per share data)
Summary of Operations
Interest income	$10,158	$7,346	$15,896	$10,950	$8,556	$7,163	$4,096
Interest expense	3,790	2,508	5,466	3,749	3,189	3,401	1,786

Net interest income	6,368	4,838	10,430	7,201	5,367	3,762	2,310
Provision for loan losses	506	384	736	551	689	502	389

Net interest income after the provision for loan losses	5,862	4,454	9,694	6,650	4,678	3,259	1,921
Non-interest income	1,128	1,076	2,342	1,645	768	489	164
Non-interest expense	5,038	4,071	8,531	5,767	4,124	3,442	2,535

Income (loss) before income taxes	1,952	1,459	3,505	2,528	1,322	307	(450)
Income taxes	658	477	1,172	873	94	—	—

Net income (loss)	1,294	982	2,333	1,655	1,228	307	(450)

Per Share and Shares Outstanding(1)
Net income (loss), basic(2)	$0.31	$0.24	$0.57	$0.46	$0.45	$0.13	$(0.20)
Net income (loss), diluted(2)	$0.30	$0.23	$0.54	$0.44	$0.44	$0.13	$(0.20)
Book value at end of period	$6.83	$6.06	$6.53	$5.98	$5.21	$4.54	$4.34
Tangible book value	$5.91	$5.13	$5.61	$5.04	$5.21	$4.54	$4.34
Weighted average shares outstanding:
Basic	4,110,206	4,042,789	4,068,351	3,603,275	2,705,917	2,302,289	2,302,280
Diluted	4,359,051	4,264,705	4,282,838	3,734,906	2,784,023	2,302,289	2,302,280
Shares outstanding at period end	4,120,391	4,070,320	4,101,922	4,035,712	3,401,336	2,302,289	2,302,288

Balance Sheet Data
Total assets	$392,855	309,383	$331,227	$273,714	$182,005	$129,174	$72,017
Total investments(3)	69,721	43,558	54,935	38,383	45,559	37,991	20,092
Total loans, net	297,045	240,643	253,793	213,442	123,962	79,458	47,839
Total deposits	322,870	262,640	273,649	218,615	153,105	113,155	61,699
Borrowings	40,461	20,443	29,555	29,003	10,000	5,000	0
Stockholders’ equity	28,142	24,658	26,777	24,150	17,732	10,450	9,994

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
	(unaudited)
	2005	2004	2004	2003	2002	2001	2000
	(Dollars in thousands, except per share data)

Selected Performance Ratios
Return on average assets(4)	0.74%	0.67%	0.76%	0.79%	0.85%	0.31%	(0.91%)
Return on average stockholders’ equity(4)	9.46%	7.94%	9.14%	8.25%	9.31%	2.97%	(4.53%)
Net interest spread(4)(5)	3.47%	3.20%	3.26%	3.09%	3.18%	3.01%	3.46%
Net interest margin(4)(6)	3.86%	3.55%	3.61%	3.64%	3.87%	3.98%	4.89%
Non-interest income as a percentage of total revenue(7)	15.05%	18.19%	18.34%	18.60%	12.52%	11.50%	6.63%
Non-interest income as a percentage of average assets(4)	0.64%	0.74%	0.76%	0.78%	0.53%	0.50%	0.33%
Non-interest expense to average assets(4)	2.87%	2.79%	2.76%	2.75%	2.85%	3.49%	5.14%
Efficiency ratio(8)	67.21%	68.84%	66.79%	65.19%	67.22%	80.97%	102.47%
Average stockholders’ equity to average total assets	7.80%	8.47%	8.27%	9.55%	9.13%	10.47%	20.12%

Asset Quality Ratios
Net charge-offs to average loans outstanding(4)	0.08%	0.12%	0.15%	0.05%	0.09%	0.03%	0.00%
Allowance for loan losses to period end loans	1.35%	1.46%	1.42%	1.52%	1.36%	1.38%	1.30%
Allowance for loan losses to non-performing loans	16,942%	1,178%	73,360%	2,078%	NM	260%	NM
Non-performing loans to period end loans	0.01%	0.12%	0.00%	0.07%	0.00%	0.53%	0.00%
Non-performing assets to total assets(9)	0.01%	0.11%	0.09%	0.29%	0.00%	0.33%	0.00%

Capital Ratios
Total risk-based capital ratio	10.87%	12.07%	11.61%	12.95%	13.23%	10.67%	15.80%
Tier 1 risk-based capital ratio	9.66%	10.82%	10.38%	11.70%	12.04%	11.83%	16.80%
Leverage ratio	8.97%	9.93%	9.49%	10.63%	10.08%	8.87%	15.78%
Equity to assets ratio	7.16%	7.97%	8.08%	8.82%	9.74%	8.09%	13.88%

Other Data
Number of banking offices	9	7	8	7	5	4	4
Number of full-time equivalent employees	88	65	78	64	37	31	27

(1)	Adjusted to reflect the effect of the stock splits effected in the form of a 15% stock dividend in 2005, a 20% stock dividend in 2004, a 15% stock dividend in 2003 and 12.5% stock dividends in each of 2002 and 2001.
(2)	Computed based on the weighted average number of shares outstanding during each period.
(3)	Consists of interest-earning deposits, federal funds sold, investment securities and FHLB stock.
(4)	Six month data presented on annualized basis.
(5)	Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(6)	Net interest margin is net interest income divided by average interest-earning assets.
(7)	Total revenue consists of net interest income and non-interest income.
(8)	Efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income.
(9)	Non-performing assets consist of non-accrual loans, restructured loans, and foreclosed assets, where applicable.

RISK FACTORS

An investment in our common stock involves a number of risks. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors before you purchase any of the shares offered by this prospectus.

We may not be able to maintain and manage our growth, which may adversely affect our results of operations and financial condition and the value of our common stock.

Our strategy has been to increase the size of our company by opening new offices and aggressively pursuing business development opportunities. We have grown rapidly since we commenced operations. We can provide no assurance that we will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms while managing the costs and implementation risks associated with our growth strategy. There can be no assurance that our further expansion will be profitable or that we will continue to be able to sustain our historical rate of growth, either through internal growth or through successful expansion of our markets, or that we will be able to maintain capital sufficient to support our continued growth. If we grow too quickly, however, and are not able to control costs and maintain asset quality, rapid growth also could adversely affect our financial performance. We may acquire other banks as a means to expand into new markets or to capture additional market share. We are unable to predict whether or when any prospective acquisitions will occur or the likelihood of completing an acquisition on favorable terms and conditions. Any acquisition involves certain risks including, but not limited to:

•	difficulties assimilating acquired operations and personnel;

•	potential disruptions of our ongoing business;

•	the diversion of resources and management time;

•	the possibility that uniform standards, controls, procedures and policies may not be maintained;

•	risks associated with entering new markets in which we have little or no experience;

•	the potential impairment of relationships with employees or customers as a result of changes in management;

•	difficulties in evaluating the historical or future financial performance of the acquired business; and

•	brand awareness issues related to the acquired assets or customers.

If we decide to make an acquisition, there can be no assurance that the acquired bank would perform as expected.

A decrease in interest rates could adversely impact our profitability.

Our results of operations may be significantly affected by the monetary and fiscal policies of the federal government and the regulatory policies of government authorities. A significant component of our earnings is our net interest income. Net interest income is the difference between income from interest-earning assets, such as loans, and the expense of interest-bearing liabilities, such as deposits and our borrowings. Like many financial institutions, we are subject to the risk of fluctuations in interest rates. A significant decrease in interest rates could have a material adverse effect on our net income as we would expect the yields on our earning assets to decrease more quickly than the cost of our interest-bearing deposits and borrowings.

Our profitability depends significantly on economic conditions in our market area.

Our success depends to a large degree on the general economic conditions in Wake County and adjoining markets, including the Research Triangle Park. The local economic conditions in this area have a significant impact on the amount of loans that we make to our borrowers, the ability of our borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact these local economic conditions and could negatively affect our financial condition and performance.

If we experience greater loan losses than anticipated, it will have an adverse effect on our net income.

While the risk of nonpayment of loans is inherent in banking, if we experience greater nonpayment levels than we anticipate, our earnings and overall financial condition, as well as the value of our common stock, could be adversely affected.

We cannot assure you that our monitoring procedures and policies will reduce certain lending risks or that our allowance for loan losses will be adequate to cover actual losses. In addition, as a result of the rapid growth in our loan portfolio, loan losses may be greater than management’s estimates. Loan losses can cause insolvency and failure of a financial institution and, in such an event, our shareholders could lose their entire investment. In addition, future provisions for loan losses could materially and adversely affect our profitability. Any loan losses will reduce the loan loss allowance. A reduction in the loan loss allowance will be restored by an increase in our provision for loan losses. This would reduce our earnings which could have an adverse effect on our stock price.

New or acquired bank offices may not be profitable.

We may not be able to identify profitable locations for new bank offices and the costs to start up new bank offices or to acquire existing bank offices, and the additional costs to operate these facilities, may increase our noninterest expense and decrease earnings in the short term. If offices of other banks become available for sale, we may acquire those offices. It may be difficult to adequately and profitably manage our growth through the establishment or purchase of bank offices. In addition, we can provide no assurance that any such offices will successfully attract enough deposits to offset the expenses of their operation.

We do not plan to pay cash dividends for the foreseeable future.

We do not expect to pay cash dividends on our common stock in the foreseeable future, as we intend to retain earnings in order to provide the capital necessary to fund our growth strategy. You should not buy shares in this offering if you need dividend income from this investment. Our ability to declare and pay cash dividends will be dependent upon, among other things, restrictions imposed by the reserve and capital requirements of North Carolina and federal banking regulations, our income and financial condition, tax considerations, and general business conditions. Therefore, investors should not purchase shares with a view for a current return on their investment in the form of cash dividends.

In order to be profitable, we must compete successfully with other financial institutions which have greater resources and capabilities than we do.

The banking business in North Carolina in general, and in the Triangle in particular, is extremely competitive. Most of our competitors are larger and have greater resources than we do and have been in existence a longer period of time. We will have to overcome historical bank-customer relationships to attract customers away from our competition. We compete with the following types of institutions:

– other commercial banks – savings banks – thrifts – credit unions – consumer finance companies	– securities brokerage firms – mortgage brokers – insurance companies – mutual funds – trust companies

Some of our competitors are not regulated as extensively as we are and, therefore, may have greater flexibility in competing for business. Some of these competitors are subject to similar regulation but have the advantages of larger established customer bases, higher lending limits, extensive branch networks, numerous automated teller machines, greater advertising-marketing budgets or other factors.

Our legal lending limit is determined by law. The size of the loans which we offer to our customers may be less than the size of the loans that larger competitors are able to offer. This limit may affect to some degree our success in establishing relationships with the larger businesses in our market.

Management has discretionary use of the proceeds from this offering.

Management will have broad discretion with respect to the use of the net proceeds from this offering. Accordingly, there is no assurance that you will agree with the uses that we choose to make of these funds.

Our securities are not FDIC insured.

Our common stock is not a savings or deposit account or other obligation of the bank, and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency and is subject to investment risk, including the possible loss of principal.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus discuss future expectations, contain projections of results of operations or financial condition or state other “forward-looking” information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. We based the forward-looking information on various factors and the use of numerous assumptions.

Important factors that may cause actual results to differ from those contemplated by forward-looking statements include, for example:

•	the success or failure of our efforts to implement our business strategy;

•	the effect of changing economic conditions;

•	changes in government regulations, tax rates and similar matters;

•	our ability to attract and retain quality employees; and

•	other risks which may be described in our future filings with the SEC.

We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements other than material changes to such information.

USE OF PROCEEDS

We anticipate that the net proceeds to us from the sale of our common stock, assuming the underwriter does not exercise its option to cover over-allotments, will be approximately $11.3 million after deducting offering expenses and underwriting commissions, estimated to be $1.1 million.

We intend to use the net proceeds to fund continued growth and expansion of our franchise. We intend to use approximately $9.0 million of the net proceeds for investments in or loans to our bank subsidiary, Crescent State Bank, to fund its operations and its continued expansion, and to maintain the bank’s status as a “well capitalized” bank under applicable regulations. The proceeds invested in the bank will increase the bank’s regulatory legal lending limit. We may use the remaining portions of the net proceeds for general corporate purposes, including, but not limited to, the possible acquisitions of, or investments in, bank or permissible non-bank entities although no agreements or understandings presently exist with respect to any such acquisitions. Before we apply any of the proceeds for any of these uses, they likely will be temporarily invested in short-term investment securities. The precise amounts and timing of the application of proceeds will depend upon our funding requirements, the funding and capital requirements of our bank subsidiary, and whether we have funds available from other sources that we can use for any of those purposes.

RECENT DEVELOPMENTS

Addition to Management Team. We have hired Ray D. Vaughn as Senior Vice President and Chief Operating Officer of Crescent State Bank. Mr. Vaughn has 29 years of banking experience, including senior management positions with Bank of America and Wachovia in North Carolina, South Carolina and Virginia. Mr. Vaughn will be responsible for all commercial and consumer banking functions at Crescent State Bank.

Insider Participation in Public Offering. Certain of our officers and directors have indicated their increased interest in participating in the offering through the purchase of additional shares of our common stock. In anticipation of this increased participation, we have directed a total of 153,000 shares to be reserved specifically for purchase by such officers and directors.

Third Quarter 2005 Earnings. On October 17, 2005, we reported financial results for the three- and nine-month periods ended September 30, 2005. Net income for the third quarter was $845,000 or $0.19 per diluted share compared to $661,000 or $0.15 per diluted share for the prior three month period ended September 30, 2004. The increase in earnings is primarily the result of strong loan growth coupled with an increase in our net interest margin due to the rising interest rate environment experienced during the past twelve months. For the nine months ended September 30, 2005, we reported unaudited net income of $2,139,000 or $0.49 per diluted share compared to $1,644,000 or $0.38 per diluted share for the nine months ended September 30, 2004.

We reported total assets of $405.0 million as of September 30, 2005 compared with $331.2 million on December 31, 2004, an increase of 22.3%. Total net loans increased by $64.1 million or 25.3% to $317.9 million at September 30, 2005 compared with $253.8 million at year end 2004. Total deposits increased by $39.1 million or 14.3% to $312.7 million at September 30, 2005 from $273.6 million at December 31, 2004 reflecting increases in all deposit categories. Total stockholders’ equity increased from $26.8 million at December 31, 2004 to $29.2 million reflecting a $2.4 million or 9.0% increase.

Total deposits decreased during the third quarter by $10.1 million due to a decline in balances of real estate settlement trust accounts (IOLTA) of $11.1 million and the anticipated withdrawal of an $8.0 million short-term money market account. These decreases were partially offset by increases in other deposit categories. The decline in IOLTA balances consisted of $8.3 million in demand deposits and $2.8 million in interest bearing demand deposits. During the third quarter, demand deposits increased by $2.6 million despite the fluctuation experienced in the IOLTA category. Balances in these IOLTA accounts tend to vary significantly based on the volume of residential real estate transactions closing at each month end. Historically, the volume of trust balances and real estate transactions closing during June exceed those closing in September.

See the condensed consolidated balance sheet, condensed consolidated comparative income statements, and selected financial ratios below.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2005	December 31, 2004
	(Unaudited)
ASSETS
Cash and due from banks	$12,176,001	$5,633,865
Interest earning deposits with banks	592,829	43,353
Federal funds sold	—	—
Investment securities available for sale at fair value	53,154,869	53,444,322
Loans	322,191,581	257,461,327
Allowance for loan losses	(4,293,000)	(3,668,000)

NET LOANS	317,898,581	253,793,327
Accounts receivable	1,560,880	1,218,572
FHLB Stock	2,956,900	1,447,200
Bank premises and equipment	3,936,264	3,030,184
Investment in life insurance	5,433,715	5,283,263
Goodwill	3,600,298	3,600,298
Other assets	3,715,229	3,732,814

TOTAL ASSETS	$405,025,566	$331,227,198

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits
Demand	$52,920,145	$42,818,455
Savings	7,072,052	3,036,774
Money market and NOW	82,636,058	74,113,646
Time	170,120,411	153,679,946

TOTAL DEPOSITS	312,748,666	273,648,821
Short-term borrowings	31,313,552	1,307,105
Long-term debt	30,248,000	28,248,000
Accrued expenses and other liabilities	1,536,829	1,245,858

TOTAL LIABILITIES	375,847,047	304,449,784

STOCKHOLDERS’ EQUITY
Preferred stock, no par value, 5,000,000 shares authorized, none outstanding	—	—
Common stock, $1 par value, 20,000,000 shares authorized; 4,170,494 shares outstanding September 30, 2005; 3,566,889 shares outstanding December 31, 2004	4,170,494	3,566,889
Additional paid-in capital	18,573,456	18,654,492
Retained earnings	6,702,176	4,562,681
Accumulated other comprehensive loss	(267,607)	(6,648)

TOTAL STOCKHOLDERS’ EQUITY	29,178,519	26,777,414

COMMITMENTS

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$405,025,566	$331,227,198

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
Three and Nine Months Ended September 30, 2005 and 2004

	Three-month Periods Ended September 30,		Nine-month Periods Ended September 30,
	2005	2004	2005	2004
INTEREST INCOME
Loans	$5,466,322	$3,599,096	$14,466,577	$10,097,111
Investment securities available for sale	576,234	460,983	1,711,582	1,291,466
Fed funds sold and interest-bearing deposits	16,588	11,031	39,382	28,746
TOTAL INTEREST INCOME	6,059,144	4,071,110	16,217,541	11,417,323

INTEREST EXPENSE
Deposits	1,841,363	1,135,110	4,807,498	3,179,125
Short-term borrowings	200,601	17,799	263,537	39,150
Long-term debt	369,357	248,699	1,130,152	691,639

TOTAL INTEREST EXPENSE	2,411,321	1,401,608	6,201,187	3,909,914

NET INTEREST INCOME	3,647,823	2,669,502	10,016,354	7,507,409
PROVISION FOR LOAN LOSSES	240,112	197,522	746,666	581,687

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,407,711	2,471,980	9,269,688	6,925,722

NON INTEREST INCOME	614,331	713,952	1,742,039	1,790,384

NON INTEREST EXPENSES
Salaries and employee benefits	1,509,207	1,124,558	4,181,421	3,233,569
Occupancy and equipment	443,255	413,924	1,274,613	1,123,805
Data processing	161,889	142,022	477,514	401,702
Other	603,411	503,512	1,821,784	1,496,250

TOTAL NON-INTEREST EXPENSES	2,717,762	2,184,016	7,755,332	6,255,326

INCOME BEFORE INCOME TAXES	1,304,280	1,001,916	3,256,395	2,460,780

INCOME TAXES	459,000	340,600	1,116,900	817,200

NET INCOME	$845,280	$661,316	$2,139,495	$1,643,580

NET INCOME PER COMMON SHARE (a)
Basic	$0.20	$0.16	$0.52	$0.41

Diluted	$0.19	$0.15	$0.49	$0.38

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	4,142,454	4,085,351	4,121,073	4,057,080

Diluted	4,384,392	4,293,547	4,365,031	4,280,140

CRESCENT FINANCIAL CORPORATION
SELECTED FINANCIAL RATIOS (Unaudited)
Three and Nine Months Ended September 30, 2005 and 2004

	As of or for the three months ended September 30,		As of or for the nine months ended September 30,
	2005	2004	2005	2004
	(Dollars in thousands except per share data)
Per share data: (a)
Basic earnings per share	$0.20	$0.16	$0.52	$0.41
Diluted earnings per share	$0.19	$0.15	$0.49	$0.38
Book value per share	$7.00	$6.40	$7.00	$6.40

Performance ratios:
Return on average assets	0.86%	0.83%	0.78%	0.73%
Return on average equity	11.62%	10.27%	10.21%	8.75%
Net interest margin	3.93%	3.59%	3.89%	3.56%

Asset quality:
Nonperforming loans	222	262	222	262
Nonperforming loans to total loans	0.07%	0.10%	0.07%	0.10%
Allowance for loan losses	1.33%	1.48%	1.33%	1.48%
Total nonperforming assets	222	551	222	551
Nonperforming assets to total assets	0.05%	0.17%	0.05%	0.17%

Capital ratios:
Equity to total assets	7.20%	7.93%	7.20%	7.93%

(a)	2004 per share data has been adjusted to reflect the stock split effected as a 15% stock dividend paid during the second quarter of 2005.

MARKET FOR OUR COMMON STOCK

Our common stock is currently quoted on the Nasdaq National Market under the symbol “CRFN.” Our stock began trading on the Nasdaq National Market on October 10, 2005. Prior to that, it was quoted on the Nasdaq SmallCap Market. The following table sets forth the high and low published closing prices for shares of our common stock for the periods presented. Where appropriate, prices have been adjusted for the effects of stock splits effected in the form of stock dividends during the periods presented. The last reported sales price of our common stock on October 24, 2005 was $16.25 per share. As of October 25, 2005, we had approximately 945 shareholders of record.

	High	Low
2003
First Quarter	$7.56	$6.53
Second Quarter	8.15	7.30
Third Quarter	9.02	7.54
Fourth Quarter	10.04	8.84

2004
First Quarter	13.22	9.80
Second Quarter	13.07	10.35
Third Quarter	12.17	10.71
Fourth Quarter	13.38	11.31

2005
First Quarter	14.74	12.71
Second Quarter	17.25	14.62
Third Quarter	17.05	15.61
Fourth Quarter (through October 24, 2005)	16.65	16.16

DIVIDEND POLICY

We anticipate that our future earnings, if any, will be retained to finance our growth and that we will not pay cash dividends for the foreseeable future.

We are organized under the North Carolina Business Corporation Act, which prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders. In addition, because we are a bank holding company, the Federal Reserve Board may impose restrictions on cash dividends paid by us.

If and when cash dividends are declared, they will be largely dependent upon our earnings, financial condition, business projections, general business conditions, statutory and regulatory restrictions and other pertinent factors.

We have declared stock splits effected in the form of stock dividends in 2005 and in each of the five preceding years. We intend to continue to consider the declaration of pro rata stock distributions in the future.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2005 on an actual basis and as adjusted to reflect the effect of this offering. We have assumed proceeds of approximately $11.3 million will result from the sale of common stock offered by this prospectus, after deducting estimated offering expenses and assuming no exercise of the underwriter’s over-allotment option. You should read this information together with our consolidated financial statements and related notes, which are included elsewhere in this prospectus.

	June 30, 2005
	Actual	As Adjusted(3)
	(Dollars in thousands, except per share data)
Long Term Indebtedness
Long-term debt(1)	$30,000	$30,000
Junior subordinated debentures	8,248	8,248

Total indebtedness	$38,248	$38,248

Stockholders’ Equity(2)
Preferred stock, 5,000,000 shares authorized, none issued	$—	$—
Common stock, $1.00 par value, 20,000,000 shares authorized; 4,120,391 shares issued and outstanding, (4,885,391 as adjusted(3))	4,120	4,885
Additional paid-in capital	18,219	28,801
Retained earnings	5,857	5,857
Accumulated other comprehensive loss	(54)	(54)

Total stockholders’ equity	$28,142	$39,489

Book value per share	$6.83	$8.08

Tangible book value per share	$5.91	$7.31

Capital Ratios:
Total risk-based capital ratio(4)	10.87%	14.15%
Tier 1 risk-based capital ratio(4)	9.66%	12.95%
Leverage ratio(5)(6)	8.97%	11.93%

(1)	Represents Federal Home Loan Bank advances maturing more than one year from June 30, 2005.
(2)	Does not include 524,480 shares issuable at prices ranging from $4.98 per share to $16.08 per share upon exercise of outstanding stock options.
(3)	Assumes the sale of 765,000 shares in this offering, generating proceeds of approximately $11.3 million, after deducting offering expenses.
(4)	Assumes net proceeds were deployed in short-term investments carrying a 20% risk weighting.
(5)	The leverage ratio is Tier 1 capital divided by average tangible assets for the three month period ended June 30, 2005.
(6)	Assumes net proceeds were initially received mid-way through the second quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following presents management’s discussion and analysis of our financial condition and results of operations and should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. The following discussion is intended to assist in understanding the financial condition and results of operations of Crescent Financial Corporation. Because Crescent Financial Corporation has no material operations and conducts no business on its own other than owning its subsidiary, Crescent State Bank, the discussion contained in this Management’s Discussion and Analysis concerns primarily the business of the bank. However, for ease of reading and because the financial statements are presented on a consolidated basis, Crescent Financial Corporation and Crescent State Bank are referred to collectively in this discussion unless otherwise noted.

Overview

Crescent State Bank was formed in August 1998 and began operations in Wake County, North Carolina in Cary on December 31, 1998. Since opening, the bank has expanded beyond Wake County and now has nine full service offices serving businesses and individuals in Wake, Johnston, Moore and Lee counties. Crescent Financial Corporation was formed on June 29, 2001 for the purpose of becoming the bank holding company for the bank. Upon formation, one share of our $1 par value common stock was exchanged for each of the outstanding shares of the bank’s $5 par value common stock. We formed Crescent Financial Capital Trust I during 2003 in order to facilitate the issuance of trust preferred securities. We currently have no operations and conduct no business on our own other than owning the bank and the trust. The formation of Crescent Financial Corporation as our bank holding company had no impact on the operations of the bank. Our consolidated capitalization, assets, liabilities, income and expenses immediately following our bank holding company reorganization were substantially the same as those of the bank immediately prior to the reorganization.

The bank is a North Carolina-chartered banking corporation. The primary business of the bank is to solicit deposits and invest those funds by originating loans in our established market area. Our lending activities are focused upon small- to medium-sized businesses as well as consumer/retail customers located in Wake, Johnston, Moore and Lee Counties. We offer commercial, consumer, and mortgage lending products, as well as the ability to structure credit products to fit specialized needs. Funds are also invested, to a lesser extent, in investment securities, Federal funds and interest earning accounts with correspondent banks. The deposit services offered by the bank include small business and personal checking, savings accounts and certificates of deposit. We concentrate on developing customer relationships in building our deposit base. Additional sources of funding available to us include borrowings from the Federal Home Loan Bank, Federal funds purchased from correspondent banks and brokered certificates of deposit.

We operate eight office locations in addition to our corporate headquarters and main office in Cary. We opened our first banking office on December 31, 1998 in Cary. In November 1999, we opened a second office in Apex. Both our main office in Cary and our office in Clayton were opened in 2000, and in May 2003, we added a banking office in Holly Springs. Our acquisition of Centennial Bank was completed on August 29, 2003, adding bank offices in Southern Pines and Pinehurst. We continued to expand during the fourth quarter of 2004 and the first quarter of 2005, adding bank offices in Sanford and Garner, respectively. We anticipate opening a loan production office in Raleigh during the fourth quarter of 2005.

The following discussion and analysis contains our consolidated financial results for the six months ended June 30, 2005 and June 30, 2004 and for the years ended December 31, 2004 and 2003. Effective October 1, 2004, we discontinued the consolidation of Crescent Financial Capital Trust I and began reporting the junior subordinated debentures that we issued in exchange for the proceeds that resulted from the issuance of the trust preferred securities. The trust preferred securities that were previously reported and the junior subordinated debentures that were reported effective October 1, 2004, are classified as long-term debt obligations. The impact of this change did not have a material effect on our consolidated financial statements. Except for the accounting treatment, the relationship between Crescent Financial Corporation and Crescent Financial Capital Trust I has not changed. Crescent Financial Capital Trust I continues to be a wholly owned subsidiary of Crescent Financial Corporation and our full and unconditional guarantee of the repayment of the trust preferred securities remains in effect. The financial statements presented contain the consolidation of Crescent Financial Corporation and Crescent State Bank only, which are referred to collectively herein unless otherwise noted.

Comparison of Financial Condition

June 30, 2005 Compared to December 31, 2004

Total assets at June 30, 2005 were $392.9 million compared with $331.2 million at December 31, 2004, an increase of $61.7 million or 19%. Earning assets represented 94% of total assets as of both dates and totaled $370.8 million at June 30, 2005 compared with $312.4 million at December 31, 2004. Components of earning assets at June 30, 2005 are $301.1 million in gross loans, $54.4 million in investment securities and Federal Home Loan Bank stock, $14.8 million in overnight investments and $616,000 in interest-bearing deposits with correspondent banks. Earning assets at December 31, 2004 included $257.5 million in gross loans, $54.9 million in investment securities and FHLB stock and $43,000 in overnight investments. Total deposits and stockholders’ equity at June 30, 2005 were $322.9 million and $28.1 million, respectively, compared to $273.6 million and $26.8 million at December 31, 2004.

Gross loans outstanding at June 30, 2005 increased by $43.6 million or 17% to $301.1 million compared to $257.5 million reported at December 31, 2004. The composition of the loan portfolio, by category, as of June 30, 2005 is 48% commercial mortgage loans, 18% commercial loans, 16% construction loans, 12% home equity loans and lines, 4% residential mortgage loans and 2% consumer loans. The commercial mortgage category showed the most growth, increasing $23.4 million from $121.8 million at December 31, 2004 to $145.2 million at June 30, 2005. Construction and development loans experienced a net increase of $9.8 million, growing from $38.9 million at year-end to $48.7 million at June 30, 2005. The commercial loan portfolio increased by $6.3 million from $48.8 million at year-end 2004 to $55.1 million at June 30, 2005. Home equity loans and lines increased by $2.9 million during the first half of 2005 from $31.0 million at December 31, 2004 to $33.9 million at June 30, 2005. Residential mortgage loans grew $1.2 million from $11.6 million to $12.8 million. The consumer loan portfolio experienced a net increase of $52,000 during the six-month period. The composition of the loan portfolio, by category, as of December 31, 2004 was 47% commercial mortgage loans, 19% commercial loans, 15% construction loans, 12% home equity loans and lines, 5% residential real estate mortgage loans and 2% consumer loans.

We had an allowance for loan losses at June 30, 2005 of $4.1 million or 1.35% of total outstanding loans compared to $3.7 million or 1.42% of total outstanding loans at December 31, 2004. At June 30, 2005, there were two loans totaling $24,000 in non-accrual status and two loans totaling $176,000 that were 90 days or more past due and still accruing interest. Non-performing loans as a percentage of total loans at June 30, 2005 were less than 0.01%. Non-performing loans and loans past due 90 days or more and still accruing interest were 0.01% of total loans. There were two loans totaling $5,000 in non-accrual status at December 31, 2004. There were no loans past due 90 days or more and still accruing interest at December 31, 2004. Non-performing loans as a percentage of total loans at December 31, 2004 were less than 0.01%. See “Business—Non-performing Assets.”

We had investment securities with an amortized cost of $52.3 million at June 30, 2005. All investments are accounted for as available for sale under Financial Accounting Standards Board (“FASB”) No. 115 and are presented at their fair market value of $52.3 million compared with $53.4 million at year-end 2004. Our investment in debt securities at June 30, 2005, consisted of collateralized mortgage obligations and mortgage-backed securities (collectively referred to as mortgage-backed securities), U.S. Government agency securities, municipal bonds and trust preferred securities. The $1.2 million decline during the first six months of 2005 was the net result of $3.8 million in new purchases less $2.9 million in principal re-payments, $1.9 million in proceeds on the sale of securities, a $76,000 decrease in the fair value of the portfolio and $45,000 in net amortization of premiums.

We owned $2.1 million of Federal Home Loan Bank stock at June 30, 2005 compared to $1.4 million at December 31, 2004.

Federal funds sold at June 30, 2005 were $14.8 million compared with no Federal funds sold at December 31, 2004. We hold funds in overnight investments to provide liquidity for future loan demand and to satisfy fluctuations in deposit levels. Overnight funds tend to increase at month end due to several real estate settlement deposit accounts maintained by attorney customers.

Interest-earning deposits held at correspondent banks increased by approximately $573,000 from $43,000 at December 31, 2004 to $616,000 at June 30, 2005. The increase represents principal and interest payments from the investment portfolio waiting to be re-invested.

Non-earning and other assets increased by approximately $3.6 million between December 31, 2004 and June 30, 2005. Non-interest bearing cash due from banks increased by $3.0 million during the six months ended June 30, 2005. Cash and due from banks includes amounts represented by checks in the process of being collected through the Federal Reserve payment system. Funds represented by these checks were not yet collected and therefore could not be invested overnight. For more details regarding the increase in cash and cash equivalents, see the consolidated statements of cash flows included elsewhere in this prospectus. Categories of other assets experiencing increases between December 31, 2004 and June 30, 2005 include interest receivable, bank premises and equipment, deferred tax asset and cash surrender value on bank owned life insurance.

Total deposits increased by $49.2 million, or 18%, between December 31, 2004 and June 30, 2005 from $273.6 million to $322.9 million. The largest increase occurred in the time deposit category, which grew by $20.3 million to $173.9 million at June 30, 2005 from $153.7 million at year-end 2004. Increases to other deposit categories were as follows: money market account balances increased by $15.6 million from $33.3 million to $48.9 million, non-interest bearing demand deposits increased by $7.5 million from $42.8 million to $50.3 million, interest-bearing demand deposits increased by $5.2 million from $40.8 million to $46.0 million and savings increased by $636,000 from $3.0 million to $3.7 million. We have several deposit relationships with real estate settlement attorneys. Due to the nature of these relationships, deposits balances for these accounts can increase significantly at each month end. The degree of account balance fluctuation is dependent on many factors such as the level of mortgage interest rates, the level of residential mortgage activity and the time of year. The balances in these real estate settlement deposit accounts were $24.7 million and $12.1 million at June 30, 2005 and December 31, 2004, respectively.

The composition of our deposit base, by category, at June 30, 2005 is as follows: 54% time deposits, 16% non-interest-bearing demand deposits, 14% interest-bearing demand deposits, 15% money market and 1% statement savings. The composition of the deposit base, by category, at December 31, 2004 was 56% time deposits, 16% non-interest-bearing demand deposits, 15% interest-bearing demand deposits, 12% money market and 1% statement savings. Time deposits of $100,000 or more totaled $114.4 million at June 30, 2005 compared to $97.5 million at December 31, 2004. We use brokered certificates of deposit as an alternative funding source. Brokered deposits represent a source of fixed rate funds priced competitively with Federal Home Loan Bank borrowings, but do not require collateralization like Federal Home Loan Bank borrowings. Brokered deposits were $63.7 million at June 30, 2005 compared with $49.5 million at December 31, 2004. We expect to continue utilizing the brokered deposit market in future periods.

We had $38.2 million of long-term debt outstanding at June 30, 2005 compared to $28.2 million at December 31, 2004. The long-term debt is comprised of $30.0 million in FHLB term advances and $8.2 million in junior subordinated debt. Short-term borrowings increased by $906,000 during the first half of 2005 to $2.2 million from $1.3 million. Short-term borrowings consist of FHLB term advances with remaining maturities of less than one year, Federal funds purchased from correspondent banks and securities sold under a repurchase agreement. Securities sold under repurchase agreements generally mature within one to four days from the transaction date.

Accrued interest payable and other liabilities increased by $135,000 to $1.4 million at June 30, 2005 compared with $1.2 million at December 31, 2004. The increase is primarily the result of higher accrued interest due to rising interest rates and higher deposit and borrowing levels.

Between December 31, 2004 and June 30, 2005, total stockholders’ equity rose by $1.4 million. The increase resulted from net income for the first six months of $1.3 million plus $118,000 in new stock issuance pursuant to the exercise of stock options less unrealized losses on available for sale securities of $47,000.

December 31, 2004 Compared to December 31, 2003

At December 31, 2004, we reported total assets of $331.2 million, reflecting a $57.5 million or 21% increase over the $273.7 million in total assets at December 31, 2003. Total earning assets increased by 22% or $57.3 million from $255.1 million at December 31, 2003 to $312.4 million at December 31, 2004. Earning assets at December 31, 2004 consisted of $257.5 million in gross loans, $54.9 million in investment securities and Federal Home Loan Bank stock and $43,000 in overnight investments. Total liabilities increased by $54.8 million or 22% from $249.6 million at December 31, 2003 to $304.4 million at December 31, 2004. Total stockholders’ equity increased from $24.1 million at December 31, 2003 to $26.8 million at December 31, 2004. This increase was attributable to net income and the exercise of certain vested stock options.

Gross loans increased by $40.7 million or 19% growing from $216.8 million as of December 31, 2003 to $257.5 million at December 31, 2004. The commercial mortgage loan category experienced the most significant net growth increasing $20.5 million or 20% from $101.3 million to $121.8 million. Net growth in other loan categories were as follows: commercial and industrial loans increased by $10.6 million or 28% from $38.2 million to $48.8 million, home equity lines and loans increased by $8.0 million or 35% from $23.0 million to $31.0 million, and construction loans increased by $7.3 million or 23% from $31.6 million to $38.9 million. Two loan categories experienced declines during 2004: residential mortgage loans decreased by $3.2 million or 21% from $14.8 million to $11.6 million and consumer loans decreased by $2.4 million or 29% from $8.2 million to $5.8 million. Residential mortgage loans outstanding increased significantly at December 31, 2003 due to the acquisition of Centennial Bank. The mortgage loans originated by Centennial were frequently held in their own loan portfolio. We work with a diverse group of third-party mortgage companies offering a wide range of mortgage products. All conforming residential mortgage loans originated by us are underwritten and closed by those companies and not placed in our portfolio. The decline in the residential mortgage loan portfolio represents the normal principal payments on loans acquired through the merger.

The composition of the loan portfolio, by category, as of December 31, 2004 was as follows: 47% commercial mortgage loans, 19% commercial and industrial loans, 15% construction loans, 12% home equity loans and lines of credit, 5% residential mortgage loans and 2% consumer loans. The composition of the loan portfolio at December 31, 2003 was as follows: 47% commercial mortgage loans, 18% commercial and industrial loans, 14% construction loans, 10% home equity loans and lines of credit, 7% residential mortgage loans and 4% consumer loans.

The allowance for loan losses was $3.7 million or 1.42% of total outstanding loans at December 31, 2004 and $3.3 million or 1.52% of total outstanding loans at December 31, 2003. Approximately $1.1 million of the $3.3 million allowance at December 31, 2003 was acquired as part of the merger with Centennial. The credit quality of our loan portfolio remains high. At December 31, 2004, there were two loans totaling approximately $5,000 in non-accrual status. Non-performing loans to total loans, expressed as a percentage, at December 31, 2004 was less than 0.01%. In addition to the two loans in non-accrual status, there were seven loans totaling approximately $434,000 that were 30 days or more past due. There were no loans 90 days or more past due and still accruing interest. At December 31, 2003, there were four loans totaling approximately $159,000 in non-accrual status and one loan for approximately $647,000 that was more than 90 days past due and still accruing interest. The latter loan remained in accruing status because management and the borrower were working toward a satisfactory resolution. In addition to the five loans noted above, there were several loans with an aggregate balance of $855,000 that were 30 days or more past due as of December 31, 2003. Non-performing loans represented 0.07% and non-performing loans and loans past due 90 days or more and still accruing interest represented 0.37% of total outstanding loans at December 31, 2003. See “Business—Non-Performing Assets” for more details.

The amortized cost and fair market value of our investment securities portfolio were $53.5 million and $53.4 million, respectively at December 31, 2004. All investments are accounted for as available for sale under FASB No. 115 and are presented at their fair market value. The portfolio experienced a net increase of $16.4 million or 44% compared with $37.0 million at December 31, 2003. Our investment in debt securities at December 31, 2004, consisted of collateralized mortgage obligations and mortgage-backed securities (collectively referred to as mortgage-backed securities), U.S. Government agency securities, municipal bonds and trust preferred securities. Increases in the portfolio during 2004 were attributed to $28.8 million in purchases. Activities resulting in portfolio decreases included $6.1 million in principal re-payments on mortgage backed securities, $1.7 million in bond maturities, $4.3 million in sales of securities available for sale, $200,000 decline in the fair market value of the portfolio and $100,000 in net premium amortization. We also owned $1.4 million of Federal Home Loan Bank stock at December 31, 2004 compared with $950,000 at December 31, 2003.

There were no Federal funds sold at December 31, 2004 or December 31, 2003. Federal funds sold represent excess funds invested on a short-term overnight basis. These funds are used to provide liquidity for future loan demand and to satisfy fluctuations in deposit levels. We typically experience increases in Federal funds sold at month-end due to several real estate settlement deposit accounts maintained by real estate attorney customers. However, due to the relatively low volume of residential real estate transactions occurring between Christmas and New Years, the volume of these real estate settlement accounts at the end of December is significantly lower than other month-end balances. The volume of deposits maintained in the real estate settlement accounts at December 31, 2004 was $12.1 million compared to average month-end balances of $20.9 million for the other eleven months in 2004. See “Liquidity and Capital Resources.”

Interest-earning deposits held at correspondent banks decreased by approximately $395,000 from $438,000 at December 31, 2003 to $43,000 at December 31, 2004. Funds held in interest-earning deposit accounts result primarily from the receipt of principal and interest from the investment portfolio. As funds accumulate, they are reinvested in investment securities.

Non-interest earning assets totaled $22.5 million at December 31, 2004 increasing by approximately $609,000 or 3%. Premises and equipment totaled approximately $3.0 million at December 31, 2004, reflecting a $331,000 net increase over the prior year. The net increase resulted from $876,000 of new purchases less $543,000 in depreciation expense and $2,000 in proceeds from the sale of assets. The value of bank owned life insurance increased by $211,000 from $5.1 million to $5.3 million. Other assets increased by $793,000 primarily due to an increase in equity investments in unaffiliated and unconsolidated entities. Accrued interest receivable increased by $254,000 due to the higher volume of earning assets. As a result of the Centennial acquisition in 2003, we recorded goodwill in the amount of $3.6 million. At December 31, 2004, the value of goodwill was not impaired. Interest-earning cash and cash due from banks decreased by $1.4 million during the twelve-month period from December 31, 2003 to December 31, 2004. Cash due from banks includes amounts represented by checks in the process of being collected through the Federal Reserve payment system. Funds represented by these checks were not yet collected and therefore could not be invested overnight. For more details regarding the increase in cash and cash equivalents, see the consolidated statements of cash flows included elsewhere in this prospectus.

Between December 31, 2003 and December 31, 2004, total deposits increased by $55.0 million or 25%. Time deposits experienced the greatest increase growing by $41.2 million from $112.5 million to $153.7 million. Increases in other deposit categories included $8.4 million in money market growing to $33.3 million, $4.9 million in non-interest bearing demand growing to $42.8 million and $843,000 in savings growing to $3.0 million. The interest-bearing demand deposit category experienced a net decrease of $270,000 declining from

$41.1 million at December 31, 2003 to $40.8 million at December 31, 2004. The decline in interest-bearing demand deposits can be attributed, in part, to recent increases in short-term interest rates. We have always offered a relationship-based interest-bearing checking account that paid an above average market rate. During the years of low short-term interest rates, the rate of interest on the relationship-based interest-bearing account was higher than the money market rate. As rates fell, customers shifted funds out of money market accounts into the interest-bearing checking account. Beginning in June 2004, as short-term interest rates began to increase, the rate paid on money market accounts has risen to levels exceeding the relationship-based account. As a result, deposits began shifting back into the higher paying money market accounts.

At December 31, 2004, the aggregate balance in the real estate settlement accounts was $12.1 million compared to $15.7 million at December 31, 2003. Of the $3.6 million decrease in real estate settlement balances, $2.9 million was in the non interest-bearing demand category and $667,000 in interest-bearing demand accounts.

The composition of the deposit base, by category, at December 31, 2004 was as follows: 56% in time deposits, 16% in non interest-bearing demand deposits, 15% in interest-bearing demand deposits, 12% in money market deposits and 1% in savings deposits. The composition of the deposit base at December 31, 2003 was 52% time, 19% interest-bearing demand, 17% non interest-bearing demand, 11% money market and 1% savings. Earning assets growth during 2004 required us to rely more heavily on retail and brokered time deposits as a source of funding.

At December 31, 2004, we had $97.5 million in time deposits of $100,000 or more compared to $53.4 million at December 31, 2003. We use brokered certificates of deposit as an alternative funding source. Brokered deposits represent a source of fixed rate funds that do not need to be collateralized like Federal Home Loan Bank borrowings. We expect to utilize the brokered deposit market in the future. Brokered deposits at December 31, 2004 were $49.5 million compared to $11.0 million at December 31, 2003.

Total borrowings increased by $553,000 from $29.0 million at December 31, 2003 to $29.6 million at December 31, 2004. Total borrowings at December 31, 2004 consisted of $20.0 million in long-term Federal Home Loan Bank advances, $8.2 million in junior subordinated debt issued to an unconsolidated subsidiary, $937,000 in Federal funds purchased from a correspondent bank and $370,000 in securities sold under a repurchase agreement. The adoption of FASB Interpretation Number (“FIN”) 46, Consolidation of Variable Interest Equities, resulted in the deconsolidation of our trust subsidiary, Crescent Financial Capital Trust I, formed for the purpose of issuing trust preferred securities. As a result, the subordinated debt issued to the trust for the proceeds of the trust preferred securities is included in long-term debt. At December 31, 2003, we had $12.0 million in long-term Federal Home Loan Bank advances, $8.0 million in outstanding trust preferred securities (prior to adoption of FIN 46), $7.0 million in Federal Home Loan Bank overnight advances, $1.4 million in short-term Federal funds purchased from a correspondent bank and $633,000 in securities sold under a repurchase agreement. Securities sold under repurchase agreements generally mature within one to four days from the transaction date.

Accrued expenses and other liabilities decreased by $701,000 to $1.2 million at December 31, 2004 compared with $1.9 million at December 31, 2003. This decrease is primarily the result of the payment of cash consideration due to former Centennial shareholders.

Total stockholders’ equity increased by $2.6 million between December 31, 2003 and December 31, 2004. The increase was the net result of net income for the year of $2.3 million, plus $411,000 in additional capital from the exercise of stock options and stock sales less an $118,000 decline in the after-tax value of investment securities.

Net Interest Income

Net interest income represents the difference between income derived from interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by both (1) the difference between the rates of interest earned on interest-earning assets and the rates paid on interest-bearing liabilities (“interest rate spread”) and (2) the relative amounts of interest-earning assets and interest-bearing liabilities (“net interest-earning balance”). The following tables set forth information relating to average balances of our assets and liabilities for the six-month periods ended June 30, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002. The tables reflect the average yield on interest-earning assets and the average cost of interest-bearing liabilities (derived by dividing income or expense by the daily average balance of interest-earning assets or interest-bearing liabilities, respectively) as well as the net interest margin. In preparing these tables, non-accrual loans are included, when applicable, in the average loan balance.

	Average Balances, Interest and Average Yields/Cost For the Six Months Ended June 30,
	2005			2004
	Average Balance	Interest	Average Yield/Cost(1)	Average Balance	Interest	Average Yield/Cost(1)
	(Dollars in thousands)
Interest-earning assets
Loan portfolio	$276,365	$9,000	6.57%	$229,357	$6,498	5.70%
Investment securities	54,734	1,135	4.15%	40,687	830	4.08%
Fed funds and other interest-earning assets	1,670	23	2.78%	4,066	18	0.89%

Total earning assets	332,769	10,158	6.16%	274,110	7,346	5.39%

Non-interest-bearing assets	20,995			19,417

Total assets	$353,764			$293,527

Interest-bearing liabilities
Interest-bearing demand deposits	$38,677	176	0.92%	$40,390	159	0.79%
Money market and savings	40,967	354	1.74%	31,976	181	1.14%
Time deposits	162,913	2,436	3.02%	134,289	1,704	2.55%
Short-term borrowings	4,066	63	3.12%	3,257	21	1.30%
Long-term debt	38,193	761	3.96%	20,000	443	4.38%

Total interest-bearing liabilities	284,816	3,790	2.68%	229,912	2,508	2.19%

Non-interest-bearing deposits	40,329			37,315
Other liabilities	1,028			1,432
Total liabilities	326,173			268,659
Stockholders’ equity	27,591			24,868

Total liabilities & stockholders’ equity	$353,764			$293,527

Net interest income		$6,368			$4,838

Interest rate spread			3.47%			3.20%

Net interest margin			3.86%			3.55%

Ratio of average interest-earning assets to average interest-bearing liabilities	116.84%			119.22%

(1)	Annualized

	For the Years Ended December 31,
	2004			2003			2002
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)
Interest-earning assets:
Loan portfolio	$240,346	$14,024	5.83%	$160,134	$9,546	5.96%	$104,519	$6,944	6.64%
Investment securities	44,469	1,825	4.10%	30,141	1,321	4.38%	24,612	1,443	5.86%
Federal funds and other interest-earning assets	3,862	47	1.22%	7,816	83	1.06%	9,522	169	1.77%

Total interest-earning assets	288,677	15,896	5.51%	198,091	10,950	5.53%	138,653	8,556	6.17%

Non-interest-earning assets	19,890			11,936			5,830

Total assets	$308,567			$210,027			$144,483

Interest-bearing liabilities:
Deposits:
Interest-bearing NOW	$40,931	323	0.79%	$31,340	295	0.94%	$19,668	316	1.61%
Money market and savings	34,295	392	1.14%	24,133	318	1.32%	20,534	376	1.83%
Time deposits	142,406	3,716	2.61%	83,211	2,534	3.05%	58,845	2,177	3.70%
Short-term borrowings	1,318	48	3.64%	757	19	2.51%	138	5	3.62%
Long-term debt	24,824	987	3.98%	14,186	583	4.11%	7,425	315	4.24%

Total interest-bearing liabilities	243,774	5,466	2.24%	153,627	3,749	2.44%	106,610	3,189	2.99%

Non-interest bearing deposits	37,898			34,977			24,086
Other liabilities	1,381			1,374			594

Total liabilities	283,053			189,978			131,290
Stockholders’ equity	25,514			20,049			13,193

Total liabilities and stockholders’ equity	$308,567			$210,027			$144,483

Net interest income and interest rate spread		$10,430	3.26%		$7,201	3.09%		$5,367	3.18%

Net interest margin			3.61%			3.64%			3.87%

Ratio of average interest-earning assets to average interest-bearing liabilities	118.42%			128.94%			130.06%

Volume/Rate Analysis

The following tables analyze the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the six-month periods ended June 30, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002. The tables distinguish between (i) changes attributable to volume (changes in volume multiplied by the prior period’s rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period’s volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated proportionately to both the changes attributable to volume and the changes attributable to rate.

Rate/Volume Analysis

	Six Months Ended June 30, 2005 vs. 2004
	Increase (Decrease) Due to
	Volume	Rate	Total
	(in thousands)
Interest Income:
Loan portfolio	$1,421	$1,081	$2,502
Investment Securities	287	18	305
Federal funds and other interest-earning assets	(22)	27	5

Total interest income	1,686	1,126	2,812

Interest Expense:
Interest-bearing NOW	(8)	25	17
Money market and savings	64	109	173
Time deposits	393	339	732
Short-term borrowings	9	33	42
Long-term debt	377	(59)	318

Total interest expense	835	447	1,282

Net interest income	$851	$679	$1,530

	Year Ended December 31, 2004 vs. 2003			Year Ended December 31, 2003 vs. 2002
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
	(in thousands)
Interest income:
Loans portfolio	$4,690	$(212)	$4,478	$3,505	$(903)	$2,602
Investment securities	593	(89)	504	283	(405)	(122)
Federal funds and other interest-earning assets	(53)	17	(36)	(24)	(62)	(86)

Total interest income	5,230	(284)	4,946	3,764	(1,370)	2,394

Interest expense:
Deposits:
Interest-bearing NOW	80	(52)	28	149	(170)	(21)
Money market and savings	117	(43)	74	57	(115)	(58)
Time deposits	1,591	(409)	1,182	822	(465)	357
Short-term borrowings	17	12	29	18	(4)	14
Long-term debt	423	(19)	404	278	(10)	268

Total interest expense	2,228	(511)	1,717	1,324	(764)	560

Net interest income increase (decrease)	$3,002	$227	$3,229	$2,440	$(606)	$1,834

Comparison of Results of Operations

Six Months Ended June 30, 2005 Compared To Six Months Ended June 30, 2004

Net Income. Net income for the six-month period ended June 30, 2005 was $1.3 million or $0.31 per basic ($0.30 diluted) share compared with $982,000 or $0.24 per basic ($0.23 diluted) share for the six-month period ended June 30, 2004. Annualized return on average assets was 0.74% and 0.67% for the two periods ended June 30, 2005 and 2004, respectively. The improvement in return on assets was primarily attributed to higher earnings resulting from a rising interest rate environment and strong growth in earning assets. Return on average equity for the current period was 9.46% compared to 7.92% for the prior period. Return on average equity improved as a result of increased net income and a more efficient leveraging of capital.

Results of operations for the six-month period ended June 30, 2005, when compared with the period ended June 30, 2004, were positively impacted by strong earning asset growth over the past twelve months, a rising interest rate environment and an increase in non-interest income. Non-interest expense increased during the current six-month period as we continue to expand our bank office network into new markets.

Net Interest Income. Net interest income increased by $1.6 million or 32% from $4.8 million for the six-month period ended June 30, 2004 to $6.4 million for the current six-month period. Growth in both earning assets and interest-bearing liabilities, coupled with the rising interest rate environment, resulted in increases in both total interest income and total interest expense in the current period compared with the prior year period.

Total interest income was $10.2 million for the six-month period ended June 30, 2005 compared to $7.4 million for the prior year period, an increase of $2.8 million or 38%. The total increase was the result of a $1.7 million increase due to growth in average earning assets and a $1.1 million increase due to the rising average yield earned on those assets. Total interest expense increased by $1.3 million from $2.5 million for the prior year period to $3.8 million for the current period. The increase was the result of an $835,000 increase due to growth in interest-bearing liabilities and a $447,000 increase due to the rising cost of funds.

Total average earning assets increased $58.7 million or 21% from an average of $274.1 million as of June 30, 2004 to an average of $332.8 million for the six-month period ended June 30, 2005. The average of loans outstanding during the current six-month period was $276.4 million reflecting a $47.0 million or 20% increase over the $229.4 million for the prior year period. The average balance of the investment securities portfolio for the current period was $54.7 million, increasing by $14.0 million or 35% compared to an average of $40.7 million at June 30, 2004. The average balance of federal funds sold and other earning assets decreased to $1.7 million for the six-month period ended June 30, 2005 compared to $4.1 million for the prior period.

Total average interest-bearing liabilities increased by $54.9 million or 24% from an average of $229.9 million for the period ended June 30, 2004 to $284.8 million for the current six-month period. Average interest-bearing deposits increased by $35.9 million or 17% growing from $206.7 million at June 30, 2004 to $242.6 million at June 30, 2005. Total average borrowings increased by $19.0 million or 82% to $42.3 million for the current six-month period from $23.3 million for the prior year period.

Net interest margin is interest income earned on loans, securities and other earning assets, less interest expense paid on deposits and borrowings, expressed as a percentage of total average earning assets. The net interest margin for the six-month period ended June 30, 2005 was 3.86% compared to 3.55% for the six-month period ended June 30, 2004. The average yield on earning assets for the current six-month period increased by 77 basis points to 6.16% compared with 5.39% for the prior year period, while the average cost of interest-bearing funds increased by 49 basis points to 2.68% from 2.19%. The spread between the rates paid on earning assets and the cost of interest-bearing funds increased by 27 basis points from 3.20% to 3.47%. Our reliance on interest-bearing liabilities to fund earning asset growth continued to increase as the percentage of interest-earning assets to interest-bearing liabilities fell from 119.22% to 116.84%.

Our balance sheet is currently asset sensitive over a twelve-month period, meaning that a higher volume of earning assets is subject to repricing than that of interest-bearing liabilities. Other outside influences being equal, an asset sensitive balance sheet should enhance net interest income in a rising rate environment. The asset sensitivity of the balance sheet is largely due to the composition of the loan portfolio. The loan portfolio is split between 66% of floating rate loans and 34% fixed rate loans. While the investment portfolio is predominately comprised of fixed income securities, it has very stable principal repayment characteristics designed to allow those cash flows to be reinvested at higher rates or deployed to fund loan growth. The risk of an asset sensitive balance sheet is a falling rate environment. In a falling rate environment, asset sensitivity will result in assets repricing to current market rates more quickly than liabilities resulting in a decrease in interest income. Therefore the balance sheet will need to be repositioned in the future to reduce the inherent risks of the next falling rate environment. The timing and execution of that repositioning is subject to the judgment of management and our Asset/Liability Committee.

Provision for Loan Losses. Our provision for loan losses for the six-month period ended June 30, 2005 was $507,000 compared to $384,000 for the same period in 2004. The provision for loan losses is charged to income to bring the allowance for loan losses to a level deemed appropriate by management based on factors discussed under “Analysis of Allowance for Loan Losses.” The increased loan loss provision for the current six-month period is primarily due to the sharp increase in the loan portfolio, but other factors also influence the amount charged against earnings. See “Business—Non-Performing Assets” for more details. The allowance for loan losses was $4.1 million at June 30, 2005, representing 1.35% of total outstanding loans.

Non-Interest Income. For the six-month period ended June 30, 2005, non-interest income increased by $51,000 to $1.1 million. The largest components of non-interest income in the first half of 2005 were $392,000 in customer service fees, $332,000 in mortgage loan origination fees, $114,000 increase in cash surrender value on life insurance, $102,000 in investment referral fees and $87,000 in service charges and fees on deposit accounts. For the current six-month period, revenue was partially offset by a $9,000 loss on the sale of assets.

For the six-month period ended June 30, 2004, non-interest income included $345,000 in customer service fees, $310,000 in mortgage loan origination fees, $120,000 increase in cash value on life insurance, $67,000 in investment referral fees and $95,000 in service charges and fees on deposit accounts. We also received $84,000 in dividends from a membership interest in a mortgage company (our interest in this company was sold in late 2004) and $8,000 in gains on the sale of assets.

As stated above, we sold our membership interest in the mortgage company. During the second half of 2004, we received a significant amount of dividend income from that investment. We do not anticipate being able to match those results during the second half of 2005. We are, however, encouraged by the efforts of our mortgage origination and investment services teams and look forward to improved results from these activities in the final six months of the year.

Non-Interest Expenses. Non-interest expenses increased by 24% to $5.0 million for the six-month period ended June 30, 2005 compared with $4.1 million for the same period ended June 30, 2004. The largest component of non-interest expense for the current period was personnel expense. Salaries and benefits expense was $2.7 million for the current six-month period compared to $2.1 million for the same period in the prior year. Due to bank office and administrative expansion, the number of employees has increased over the past twelve months. Management anticipates personnel expense to continue to increase as opportunities to hire quality employees present themselves and we expand into new markets.

Occupancy and equipment expenses increased by $121,000 or 17% from $710,000 for the six-month period ended June 30, 2004 to $831,000 for the current year period. Occupancy expenses have risen due to the opening of two new office locations and an operations center. Data processing costs increased from $260,000 for the prior year six-month period to $316,000 for the current six-month period. We outsource our data processing and expenses are closely tied to transaction and account volumes, and include the monthly costs associated with data line connectivity between offices. As we continue to grow in accordance with our strategic plan, management expects both occupancy and data processing costs to increase.

Other non-interest expenses increased by $226,000 to $1.2 million for the first half of 2005 compared with $993,000 for the first half of the prior year. The increase was primarily a result of our continued growth. The largest components of other non-interest expenses include professional fees and services, office supplies and printing, advertising, and loan related fees. Management expects that as the complexity and size of our organization continue to increase, expenses associated with these categories will also continue to increase. The amounts budgeted for professional fees in connection with Sarbanes-Oxley Act compliance in 2005 and 2006 are $80,000 and $120,000, respectively.

Provision for Income Taxes. We recorded income tax expense of $658,000 during the six-months ended June 30, 2005 compared to $477,000 for the prior year period. The effective tax rates for the two periods were 33.7% and 32.7%, respectively. The increase is due to a smaller percentage of income earned from tax exempt sources.

Year Ended December 31, 2004 Compared To Year Ended December 31, 2003

Net Income. Net income for the year ended December 31, 2004 was $2.3 million or $0.57 per basic share and $0.54 per diluted share compared with net income of $1.7 million or $0.46 per basic share and $0.44 per diluted share for the year ended December 31, 2003. The per share data has been adjusted for the stock splits effected as 15% and 20% stock dividends, declared and distributed in 2005 and 2004, respectively. Return on average assets was 0.76% and 0.79% for the years ended December 31, 2004 and 2003, respectively. Return on average equity for the year ended December 31, 2004 was 9.14% compared to 8.25% for the prior period.

Net income for the year ended December 31, 2004 increased by $678,000 or 41% compared to net income for the year ended December 31, 2003. The 23% increase in diluted earnings per share was lower than the increase in net income due to the issuance of 559,592 shares, adjusted for the previously mentioned stock splits, in conjunction with the acquisition of Centennial Bank in August 2003. The 47% growth in total average assets during 2004 resulted in a slight decline in return on average assets for the current year compared to 2003. Return on average equity increased as we continued to leverage our capital by expanding our network of banking offices.

Net Interest Income. Net interest income increased by $3.2 million or 45% from $7.2 million for the year ended December 31, 2003 to $10.4 million for the year ended December 31, 2004. The increase in net interest income was due primarily to growth in average earning assets.

Net interest margin is interest income earned on loans, securities and other earning assets, less interest expense paid on deposits and borrowings, expressed as a percentage of total average earning assets. The net interest margin for the year ended December 31, 2004 was 3.61% compared to 3.64% for the year ended December 31, 2003. The average yield on earning assets for the period declined 2 basis points to 5.51% compared with 5.53% for the prior year period, while the average cost of interest-bearing funds decreased by 20 basis points to 2.24% from 2.44%. As a result, the interest rate spread widened to 3.26% compared with 3.09% for the prior year. Despite the improvement in spread, our reliance on interest-bearing liabilities to fund earning assets increased causing the slight decline in margin. The ratio of average interest-earning assets to average interest-bearing liabilities was 118.42% at December 31, 2004 compared to 128.94% at December 31, 2003.

Between January 2001 and July 2003, the Federal Reserve Open Market Committee (FOMC) reduced short-term interest rates by 550 basis points in response to weakness and recessionary pressures in the economy. Interest rates remained stable for the twelve month period between July 2003 and July 2004. The FOMC began increasing short-term interest rates in July 2004. During the last six months of 2004, the prime lending rate (the rate used as the base index for many commercial floating rate loans) and the Federal funds rate rose from 4.00% to 5.25% and from 1.00% to 2.25%, respectively.

The interest rate environment for the last twelve months impacted earning assets differently than interest-bearing liabilities. A portion of earning assets such as certain loans and short-term investments are tied to the prime lending rate and the Federal funds rate. The yield earned on these types of assets improved during the period. The yield on other types of earning assets such as certain loans and investment securities are fixed and react to changes in interest rates upon maturity and subsequent renewal. Because new fixed rate loans and investment securities are priced at current market rates, which have been at historic lows, yields on the fixed rate portion of earning assets declined during the year. Interest rates on short-term or variable rate borrowings and non-maturing deposit types such as interest-bearing NOW, money market and savings accounts fluctuate, although not necessarily to the same degree, with changes in short-term interest rates. A more significant portion of interest-bearing liabilities are comprised of certificates of deposits and fixed rate borrowings. The yield on these funding types is fixed until maturity and reprice over a longer period of time as they mature. Despite the increase in short-term rates in the last six months of 2004, the continual repricing of fixed rate liabilities to lower rates throughout the year reduced our overall cost of interest-bearing funds. The changes experienced in the yield on earning assets and the cost of interest-bearing liabilities resulted in a 17 basis point increase in the interest rate spread. The interest rate spread is the difference between the average yield on earning assets and the cost of interest-bearing funds.

Total average interest earning assets were $288.7 million for the year ended December 31, 2004, increasing by $90.6 million or 46% when compared to an average of $198.1 million for the year ended December 31, 2003. Average loans outstanding increased by $80.2 million or 50% from $160.1 million for 2003 to $240.3 million for 2004. The average balance of investment securities grew by $14.3 million or 48% from $30.1 million for 2003 to $44.5 million for 2004. The average balance of Federal funds sold and other earning assets declined from $7.8 million in 2003 to $3.9 million for 2004. Total average interest-bearing liabilities increased by $90.1 million with interest-bearing deposits increasing by $78.9 million or 57% and borrowings increasing by $11.2 million or 75%.

Total interest income increased by $4.9 million for 2004 compared to 2003. This increase was the net result of a $5.2 million increase in interest income due to growth in earning assets and a $284,000 decrease in interest income due to the decline in yield. Total interest expense increased by $1.7 million. Interest expense increased by $2.2 million due to growth in interest-bearing funds and declined by $511,000 due to the lower cost of interest-bearing liabilities.

Provision for Loan Losses. Our provision for loan losses for 2004 was $736,000 compared to $551,000 recorded in the prior year. The increase in the loan loss provision was due primarily to the increase in organic loan growth in 2004 as compared with 2003. The loan portfolio grew by $40.8 million during 2004 compared with $91.1 million in 2003. However, $57.9 million of the $91.1 million in 2003 growth was acquired in the merger with Centennial Bank leaving approximately $33.2 million in net organic growth. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management. While net growth in the loan portfolio is the primary factor considered in determining the loan loss provision, there are other factors more fully discussed elsewhere in this prospectus. See “Business—Analysis of Allowance for Loan Losses.”

Non-Interest Income. Non-interest income increased by $697,000 or 42% to $2.3 million for 2004 compared to $1.6 million for the prior year period. The increase, in part, reflects the acquisition of Centennial Bank on August 29, 2003. The largest components of non-interest income in 2004 were $689,000 in customer service fees (such as non-sufficient fund fees, wire transfer fees and safe deposit rental fees), $574,000 in mortgage loan origination fees, $287,000 in distributions from our investment in a mortgage origination company, $235,000 in earnings on cash value of bank owned life insurance and $187,000 in service charges and fees on deposit accounts. During 2004, we sold our membership interest in the mortgage origination company and recognized a gain on the sale of $118,000.

Non-Interest Expenses. Non-interest expenses increased by $2.7 million or 48% from $5.8 million for the prior year period to $8.5 million for the year ended December 31, 2004. The increase in non-interest expense reflects the expansion of our network of banking offices and the infrastructure required to support that expansion, including the acquisition on August 29, 2003 of Centennial Bank. Of the $2.7 million increase, $2.1 million was in personnel, occupancy and data processing which are the areas most impacted by the expansion efforts.

Salaries and benefits expense was $4.4 million for the year ended December 31, 2004, representing a $1.4 million or 48% increase over the $3.0 million recorded for the prior year. Prior to the acquisition of Centennial Bank in August 2003, we had approximately 40 full-time equivalent employees. The Centennial acquisition added another 15 full-time equivalent employees to the payroll for the final four months of 2003. As of December 31, 2004, we employed 78 full-time equivalent employees in eight locations and various administrative support departments.

Occupancy expenses increased by $481,000 or 46% to $1.5 million for 2004 compared with $1.0 million in 2003. In 2004, we operated seven full-service office locations for the entire year and one office for the final two months. During 2003, five full-service offices operated all year and two operated for the final four months. In April 2005 we moved the accounting, loan administration and bank office administration functions into an operations center, which is housed in 10,000 square feet of leased space in Cary. The space will provide much needed infrastructure to support our expansion into the foreseeable future.

Data processing expenses were $549,000 for the year ended December 31, 2004 compared with $370,000 for the prior year. The $179,000 or 48% increase was due to the acquisition of Centennial Bank in 2003, growth in account volumes, contractual increases in data processing costs, and the additional data line expenses for the new offices.

Expenses related to professional fees and services increased by 54% or $199,000 from $367,000 in 2003 to $566,000 in 2004. The largest components of professional fees and services were directors’ fees, legal expenses, and accounting and audit expenses.

All other non-interest expenses totaled $1.5 million for the year ended December 31, 2004 compared to $1.0 million for the prior year. The increase was primarily the result of our continued growth. The largest components of other non-interest expenses include office supplies and printing, advertising, and loan related fees.

Provision for Income Taxes. Our provision for income taxes was $1.2 million for the year ended December 31, 2004 compared to $874,000 for the prior year. The effective tax rates for 2004 and 2003 were 33.4% and 34.6%, respectively. The effective tax rate improved due to the increase in tax exempt income from municipal securities and bank owned life insurance.

Year Ended December 31, 2003 Compared To Year Ended December 31, 2002

Net Income. Net income for the year ended December 31, 2003 was $1.7 million or $0.46 per basic share and $0.44 per diluted share compared with net income of $1.2 million or $0.45 per basic share and $0.44 per diluted share for the year ended December 31, 2002. The per share data has been adjusted for the stock splits effected as 15%, 20% and 15% stock dividends, declared and distributed in 2005, 2004 and 2003, respectively. Annualized return on average assets was 0.79% and 0.85% for the years ended December 31, 2003 and 2002, respectively. Return on average equity for the year ended December 31, 2003 was 8.25% compared to 9.31% for the prior period.

Net income for the year ended December 31, 2003 increased by $427,000 compared to that of the prior year. Earnings per share remained level over the comparative periods due to an income tax benefit recognized during 2002. The tax benefit recognized in 2002 effectively reduced income tax expense recognized during 2002 by approximately $396,000. Income tax expense recorded in 2003 was $780,000 higher than income tax expense for 2002. The increase in income taxes also played a role in the decline in the two financial performance ratios, return on average assets and return on average equity. Return on average assets experienced a slight decline in 2003 compared with 2002 due to the significant growth in average assets. Total average assets increased by over 45% while net income increased by 35%. The decline in return on average equity was due to the increase in weighted average shares outstanding in 2003 compared to 2002. In August 2002, the Company issued 1,095,683 shares, as adjusted for stock splits, in a public offering and in August 2003, 559,592 shares, as adjusted for stock splits, were issued in conjunction with the acquisition of Centennial Bank.

Earnings for the year ended December 31, 2003 were positively impacted by strong growth in average earning assets and non-interest income, and a slight reduction in the provision for loan losses compared with the prior year.

Net Interest Income. Net interest income increased by $1.8 million or 34% from $5.4 million for the year ended December 31, 2002 to $7.2 million for the year ended December 31, 2003. The increase in net interest income was due to the continued growth in average earning assets during 2003. The potential increase in net interest income from earning asset growth was somewhat tempered due to the decline in average yield earned on those assets. Due to the low interest rate environment and the composition and underlying terms of the Company’s earning assets and interest-bearing liabilities, the spread between the yield on earning assets and the cost of interest-bearing liabilities declined during 2003.

Net interest margin is interest income earned on loans, securities and other earning assets, less interest expense paid on deposits and borrowings, expressed as a percentage of total average earning assets. The net interest margin for the year ended December 31, 2003 was 3.64% compared to 3.87% for the year ended December 31, 2002. The average yield on earning assets for the period declined 64 basis points to 5.53% compared with 6.17% for the prior year period, while the average cost of interest-bearing funds decreased by 55 basis points to 2.44% from 2.99%. The FOMC held short-term interest rates steady for the first ten months of 2002 and then lowered rates by 50 basis points in November 2002. Because the rate change came late in the year, the impact of lower rates was felt more in 2003 than in 2002. The FOMC reduced short-term interest rates by an additional 25 basis points in June 2003 due to perceived disinflationary pressure.

As a result of the monetary policies of the FOMC, the prime lending rate (the rate used as the base index for many commercial floating rate loans) and the Federal funds rate fell from 4.75% to 4.00% and from 1.75% to 1.00%, respectively. Since a significant portion of earning assets such as certain loans and short-term investments are tied to these rates, the yield on average earning assets declined directly after the rate reductions. Interest rates on a significant portion of interest-bearing liabilities such as certificates of deposits and borrowings are fixed until maturity. Due to the lower interest rate environment, the Company experienced a greater reduction in the yield on earning assets than in the cost of interest-bearing funds. As a result, the interest rate spread, which is the difference between the average yield on earning assets and the cost of interest-bearing funds, decline by 9 basis points from 3.18% for 2002 to 3.09% for 2003. The reduction in interest spread and a greater reliance on interest-bearing liabilities to fund earning assets lead to the decline in net interest margin.

Total average earning assets were $198.1 million for the year ended December 31, 2003, increasing by $59.4 million when compared to an average of $138.7 million for the year ended December 31, 2002. Average loans outstanding grew $55.6 million or 53% from $104.5 million for 2002 to $160.1 million for 2003. The average balance of the investment securities portfolio for 2003 increased by 22% or $5.5 million, growing from $24.6 million in 2002 to $30.1 million for 2003. The average balance of Federal funds sold and other earning assets declined from $9.5 million during 2002 to $7.8 million in 2003.

Total interest income increased by $2.4 million for 2003 compared to 2002. This increase was the net result of a $3.8 million increase in interest income due to earning assets growth and a $1.4 million decrease in interest income due to the decline in yield. Total interest expense experienced a net increase of $560,000. Interest expense increased by $1.3 million due to growth in interest-bearing funds and declined by $764,000 due to the lower interest rate environment.

Provision for Loan Losses. The Company’s provision for loan losses for 2003 was $551,000 compared to $689,000 recorded in the prior year. The loan loss provision was not as large as the prior year due to a reduction in net loan growth (excluding the acquired loan growth) during 2003. Total gross loans outstanding increased by $91.1 million during 2003 of which $57.9 million were acquired in the Centennial acquisition. Gross loans increased by $33.2 million, net of those acquired, compared to $45.1 million in 2002. The provision for loan losses declined in 2003 compared to 2002 primarily due to the reduction in the volume of originated loans. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management. See “Business—Analysis of Allowance for Loan Losses.”

Non-Interest Income. For the year ended December 31, 2003, non-interest income was $1.6 million compared to $768,000 for the prior year period. The 114% increase was due primarily to large increases in mortgage origination income and deposit service and activity fees. Also contributing to the increase was the acquisition of Centennial Bank in August, 2003. The largest components of non-interest income in 2003 were $557,000 in mortgage loan origination fees, $455,000 in customer service charges, $208,000 in distributions from our investment in a mortgage origination company and $163,000 in service charges and fees on deposit accounts.

Non-Interest Expenses. Non-interest expenses for the year ended December 31, 2003 were approximately $5.8 million compared to $4.1 million for the prior year. The 40% increase in non-interest expenses is due principally to the expansion of the Company’s franchise, including the acquisition of Centennial Bank. The largest components of non-interest expense for the year ended December 31, 2003 were personnel expense, occupancy expense, data processing expense, and professional fees.

Salaries and benefits expense was $3.0 million for the year ended December 31, 2003, representing an $896,000 or 43% increase over the $2.1 million recorded for the prior year. During 2003, the Company opened or acquired offices in four new markets in North Carolina. Full service banking locations in the towns of Holly Springs, Southern Pines and Pinehurst were operational for all or part of the year. The Company also established a loan production office located in Sanford, North Carolina during the year. The expansion of our franchise required the addition of corporate support staff to accommodate the high rate of asset growth.

Occupancy expenses amounted to $1.0 million for 2003, increasing by $234,000 or 29% over the $801,000 incurred during 2002.

Data processing expenses were $370,000 for the year ended December 31, 2003 compared with $271,000 for the prior year. The $99,000 or 36% increase was due to growth in account volumes, contractual increases in data processing costs, and the additional data line expenses for the new offices.

Expenses related to professional fees and services increased by 29% or $83,000 from $283,000 in 2002 to $367,000 in 2003. The largest components of professional fees and services were directors’ fees, legal expenses, and accounting and audit expenses.

All other non-interest expenses totaled $1.0 million for the year ended December 31, 2003 compared to $685,000 for the prior year. The increase was primarily the result of the Company’s continued growth. The largest components of other non-interest expenses include office supplies and printing, advertising, and loan related fees.

Provision for Income Taxes. The Company’s provision for income taxes was $874,000 for the year ended December 31, 2003 compared to $94,000 for the year ended December 31, 2002. Prior to achieving profitability, the Company generated a deferred tax benefit due to the net operating losses incurred in 1999 and 2000. During 2001, and in accordance with generally accepted accounting principles, the Company maintained a valuation allowance for a significant portion of these deferred tax assets. In 2002, the Company determined that it was more likely than not that tax benefits would be derived from the deferred tax assets; and therefore, the valuation allowance was released and had the effect of reducing the Company’s provision for income taxes from $490,000 to $94,000.

Liquidity and Capital Resources

Maintaining adequate liquidity while managing interest rate risk is the primary goal of our asset and liability management strategy. Liquidity is the ability to fund the needs of our borrowers and depositors, pay operating expenses, and meet regulatory liquidity requirements. Maturing investments, loan and mortgage-backed security principal repayments, deposit growth, brokered time deposits and borrowings from the Federal Home Loan Bank and other correspondent banks are presently the main sources of our liquidity. Our primary uses of liquidity are to fund loans and to make investments.

As of June 30, 2005, liquid assets, which includes cash and due from banks, interest-earning deposits with banks, Federal funds sold and investment securities available for sale, were approximately $76.3 million, which represents 19% of total assets and 24% of total deposits. Supplementing this liquidity, we had available lines of credit from various correspondent banks, including the Federal Home Loan Bank, of approximately $101.2 million of which $32.0 million is outstanding at June 30, 2005. At June 30, 2005, outstanding commitments for undisbursed lines of credit, letters of credit and undisbursed investment commitments amounted to approximately $109.1 million. Management intends to fund anticipated loan closings and operational needs through the net proceeds of this offering, cash and cash equivalents on hand, brokered deposits, scheduled principal repayments from the loan and securities portfolios, and anticipated increases in deposits and borrowings. Certificates of deposits represented 54% of our total deposits at June 30, 2005 compared with 56% at December 31, 2004. Our growth strategy will include marketing efforts focused at increasing the relative volume of low cost transaction deposit accounts; however, time deposits will continue to play an important role in our funding strategy. Certificates of deposit of $100,000 or more represented 35% and 36% of our total deposits at June 30, 2005 and December 31, 2004, respectively. While these deposits are generally considered rate sensitive and we will need to pay competitive rates to retain these deposits at maturity, there are other subjective factors that will determine our continued retention of those deposits.

Under federal capital regulations, Crescent State Bank must satisfy certain minimum leverage ratio requirements and risk-based capital requirements. At June 30, 2005, all capital ratios place the bank in excess of the minimum required to be deemed a well capitalized bank by regulatory measures. The bank’s leverage, Tier 1 capital to risk-weighted assets and total capital to risk-based assets ratios at June 30, 2005 were 8.70%, 9.38% and 10.59%, respectively.

Capital Ratios

The holding company and bank are subject to minimum capital requirements. See “Supervision and Regulation.” As the following tables indicate, at June 30, 2005, the holding company and bank exceeded regulatory capital requirements.

Holding Company Capital Ratios

	At June 30, 2005
	Actual Ratio	Minimum Requirement	Well Capitalized Requirement
Total risk-based capital ratio	10.87%	8.0%	10.0%
Tier 1 risk-based capital ratio	9.66%	4.0%	6.0%
Leverage ratio	8.97%	4.0%	5.0%

Bank Capital Ratios

	At June 30, 2005
	Actual Ratio	Minimum Requirement	Well Capitalized Requirement
Total risk-based capital ratio	10.59%	8.0%	10.0%
Tier 1 risk-based capital ratio	9.38%	4.0%	6.0%
Leverage ratio	8.70%	4.0%	5.0%

Contractual Obligations

In the normal course of business we become party to various outstanding contractual obligations that will require future cash outflows. The following table reflects our significant contractual obligations outstanding as of June 30, 2005.

	Payments Due by Period
Contractual Obligations	Total	On Demand or Within 1 Year	2-3 Years	4-5 Years	After 5 Years
	(in thousands)
FHLB advances	$32,000	$10,000	$—	$—	$22,000
Junior subordinated debentures	8,248	—	—	—	8,248
Lease obligations	5,626	804	1,335	1,007	2,480
Deposits	322,870	247,092	66,145	9,633	—

Total contractual cash obligations	$368,744	$257,896	$67,480	$10,640	$32,728

Asset/Liability Management

Our asset/liability management, or interest rate risk management, program is focused primarily on evaluating and managing the composition of its assets and liabilities in view of various interest rate scenarios. Factors beyond our control, such as market interest rates and competition, may also have an impact on our interest income and interest expense.

In the absence of other factors, the yield or return associated with our earning assets generally will increase from existing levels when interest rates rise over an extended period of time and, conversely, interest income will decrease when interest rates decline. In general, interest expense will increase when interest rates rise over an extended period of time and, conversely, interest expense will decrease when interest rates decline.

Interest Rate Gap Analysis. As a part of our interest rate risk management policy, we calculate an interest rate “gap.” Interest rate “gap” analysis is a common, though imperfect, measure of interest rate risk, which measures the relative dollar amounts of interest-earning assets and interest-bearing liabilities which reprice within a specific time period, either through maturity or rate adjustment. The “gap” is the difference between the amounts of such assets and liabilities that are subject to repricing. A “positive” gap for a given period means that the amount of interest-earning assets maturing or otherwise repricing within that period exceeds the amount of interest-bearing liabilities maturing or otherwise repricing within the same period. Accordingly, in a declining interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a decrease in the yield on its assets greater than the decrease in the cost of its liabilities and its net interest income should be negatively affected. Conversely, the yield on its assets for an institution with a positive gap would generally be expected to increase more quickly than the cost of funds in a rising interest rate environment, and such institution’s net interest income generally would be expected to be positively affected by rising interest rates. Changes in interest rates generally have the opposite effect on an institution with a “negative gap.”

The table below sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 2005 that are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Money market deposit accounts and negotiable order of withdrawal or other transaction accounts are assumed to be subject to immediate repricing and depositor availability and have been placed in the shortest period. In making the gap computations, except for projected principal curtailments on mortgage-backed securities, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates have been used for any interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal payments that will be received throughout the lives of the loans or investments. The interest rate sensitivity of our assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

	Terms to Repricing at June 30, 2005
	1 Year or Less	More Than 1 Year to 3 Years	More Than 3 Years to 5 Years	More Than 5 Years	Total
	(Dollars in thousands)
INTEREST-EARNING ASSETS:
Loans receivable:
Commercial mortgage loans	$91,159	$19,748	$32,696	$1,642	$145,245
Residential mortgage loans	6,796	4,228	1,712	64	12,800
Construction and development	44,492	811	647	2,714	48,664
Commercial and industrial loans	47,557	4,744	2,663	136	55,100
Home equity lines and loans	33,174	512	218	3	33,907
Loans to individuals	4,474	1,424	—	—	5,898
Interest-earning deposits with banks	616	—	—	—	616
Federal funds sold	14,753	—	—	—	14,753
Investment securities available for sale	7,530	10,853	11,058	22,810	52,251
Federal Home Loan Bank stock	2,101	—	—	—	2,101

Total interest-earning assets	$252,652	$42,320	$48,994	$27,369	$371,335

INTEREST-BEARING LIABILITIES:
Deposits:
Money market, NOW and savings	$98,604	$—	$—	$—	$98,604
Time	98,167	66,145	9,633	—	173,945
Short-term borrowings	2,213	—	—	—	2,213
Long-term debt	16,248	—	—	22,000	38,248

Total interest-bearing liabilities	$215,232	$66,145	$9,633	$22,000	$313,010

INTEREST SENSITIVITY GAP PER PERIOD	$37,420	$(23,825)	$39,361	$5,369	$58,325

CUMULATIVE INTEREST SENSITIVITY GAP	$37,420	$13,595	$52,956	$58,325	$58,325

CUMULATIVE GAP AS A PERCENTAGE OF TOTAL INTEREST-EARNING ASSETS	10.08%	3.66%	14.26%	15.71%	15.71%

CUMULATIVE INTEREST-EARNING ASSETS AS A PERCENTAGE OF CUMULATIVE INTEREST-BEARING LIABILITIES	117.39%	104.83%	118.20%	118.63%	118.63%

Between July 1, 2004 and June 30, 2005, the Federal Reserve increased short-term interest rates 225 basis points in an effort to return to a more neutral monetary policy. Prior to the increases, we made an effort to structure our balance sheet to take advantage of a rising interest rate environment. While the current rate environment has resulted in an increase in our net interest margin, the magnitude of the increase has been less than we would have anticipated. Approximately 66% of our loan portfolio carries variable rate pricing based on the prime lending rate. Each time the Federal Reserve increases rates, the rate on 66% of our loan balances increases. However, as short-term interest rates have risen, intermediate and long-term rates have actually fallen. This has resulted in a flattening of the interest rate yield curve. The volume of new loan originations has outpaced the generation of lower cost core deposits causing us to rely more heavily on borrowed funds and brokered certificates of deposit. Of the $43.6 million increase in loans outstanding since December 31, 2004, $23.4 million has come in the commercial real estate category. Due to the nature of the collateral and our competitive market, this type of loan typically receives very favorable pricing off the intermediate to long end of the yield curve. Therefore, interest rates on new commercial real estate loans are only slightly higher than one year ago. However, because of the flatness of the yield curve, the cost to fund these loans is significantly higher. Nonetheless, we believe that we remain well positioned for a continued rising rate environment.

Quantitative and Qualitative Disclosures about Market Risk

Our primary market risk is interest rate risk. Interest rate risk is the result of differing maturities or repricing intervals of interest earning assets and interest bearing liabilities and the fact that rates on these financial instruments do not change uniformly. These conditions may impact the earnings generated by our interest earning assets or the cost of our interest bearing liabilities, thus directly impacting our overall earnings. Management actively monitors and manages interest rate risk. One way this is accomplished is through the development of and adherence to our asset/liability policy. This policy sets forth management’s strategy for matching the risk characteristics of the company’s interest earning assets and liabilities so as to mitigate the effect of changes in the rate environment. Our market risk profile has not changed significantly since June 30, 2005.

Critical Accounting Policy

Our most significant critical accounting policy is the determination of its allowance for loan losses. A critical accounting policy is one that is both very important to the portrayal of our financial condition and results, and requires management’s most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain. See “Business—Analysis of Allowance for Loan Losses” and Note B to the consolidated financial statements included elsewhere in this prospectus for comprehensive discussion regarding this accounting policy.

Off-Balance Sheet Arrangements

We have various financial instruments (outstanding commitments) with off-balance sheet risk that are issued in the normal course of business to the meet the financing needs of its customers. See Note N to the consolidated financial statements included elsewhere in this prospectus for more information regarding these commitments and contingent liabilities.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN46). This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. In December 2003, the FASB issued a revision to FIN 46, known as FIN 46R, to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. Small business issuers must apply FIN 46R no later than the end of the first reporting period ending after December 15, 2004. FIN 46 is effective for public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003.

Adoption of FIN 46 results in the deconsolidation of the trust preferred subsidiary, Crescent Financial Capital Trust I. Upon deconsolidation, the junior subordinated debentures issued by us to the trust are included in long-term debt instead of the trust preferred securities and our equity interest in the trust is included in other assets. The deconsolidation of the trust did not materially impact net income.

The trust preferred securities presently qualify as Tier 1 regulatory capital and are reported in Federal Reserve regulatory reports as a minority interest in a consolidated subsidiary. The junior subordinated debentures do not qualify as Tier 1 regulatory capital. On March 1, 2005, the Board of Governors of the Federal Reserve issued a final rule that would retain the inclusion of trust preferred securities in Tier 1 capital of bank holding companies, but with stricter quantitative limits and clearer qualitative standards. Under the new rule, after a three-year transition period, the aggregate amount of trust preferred securities and certain other capital elements would be limited to 25% of Tier 1 capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit could be included in Tier 2 capital, subject to restrictions. We believe that the bank would remain “well capitalized” under the new Federal Reserve Board guidelines or would still exceed the regulatory required minimums for capital adequacy purposes.

On March 9, 2004, the SEC staff issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (SAB105). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments, subject to SFAS No. 149 and Derivative Implementation Group Issue C13, Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133. Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. The adoption of SAB 105 did not have a material impact on the consolidated financial statements.

In March 2004, the Emerging Issues Task Force released EITF Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The Issue provides guidance for determining whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. The recognition and measurement guidance for other-than-temporary impairment has been delayed by the issuance of FASB Staff Position EITF 03-1-1 on September 30, 2004. The adoption of Issue 03-1 did not result in any other-than-temporary impairment.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. The statement of position addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences relate to a deterioration of credit quality. It also prohibits companies from “carrying over” or creating a valuation allowance in the initial accounting for loans acquired that meet the scope criteria of the statement. The statement is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of this statement did not have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), Accounting for Stock-Based Compensation. SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this Statement will affect us for the first interim reporting period that begins after December 15, 2005. Accordingly, we will adopt SFAS No. 123(R) commencing with the quarter ending March 31, 2006. If we had included the cost of employee stock option compensation in our consolidated financial statements, our net income for the fiscal years ended December 31, 2004, and 2003 would have decreased by approximately $69,000 and $74,000, respectively, and our net income for the six months ended June 30, 2005 would have decreased by $39,000. Based on options currently outstanding, we believe that net expenses associated with options will approximate $74,000 and $35,000 for the years ending December 31, 2006 and 2007, respectively. In addition, future grants of options will also result in additional compensation related expenses. Accordingly, the adoption of SFAS No. 123(R) is expected to have a material effect on our consolidated financial statements.

BUSINESS

Who We Are

Crescent Financial Corporation is the holding company for Crescent State Bank, a North Carolina-chartered community bank. We conduct our business through nine full service banking offices located in rapidly growing communities neighboring Raleigh. Our primary market area includes Wake County and Johnston County in the Triangle area of North Carolina and Lee and Moore Counties in the Sandhills area of North Carolina, home to the towns of Sanford, Pinehurst and Southern Pines. The Research Triangle Park, one of the country’s leading technology business centers, borders our market area. The bank began operations on December 31, 1998 and in June 2001, became our wholly-owned subsidiary upon completion of our reorganization into a bank holding company. We are headquartered in Cary, North Carolina.

At June 30, 2005 we had:

•	Assets of $392.9 million,

•	Loans of $301.1 million,

•	Deposits of $322.9 million, and

•	Stockholders’ equity of $28.1 million.

We are a full service community bank that specializes in serving the banking needs of small-to medium-sized businesses and their owners in our market area. We emphasize superior customer service and responsive decision making delivered with the convenience of modern technology. Our slogan is “We Belong Together.”

We have assembled a management team with extensive knowledge of, and experience in, our markets. We emphasize commercial lending and have developed a loan portfolio that is primarily composed of commercially related loans. Commercial mortgage loans, commercial loans and construction loans comprised approximately 83% of our loan portfolio at June 30, 2005.

We believe we have created and maintained a strong credit culture. As of June 30, 2005, our non-performing assets totaled $34,000 or 0.01% of total assets.

Our growth strategy has centered on the expansion of our franchise through the opening of new bank offices. In addition to our two offices located in Cary, we have established offices in Apex, Clayton, Holly Springs, Garner and Sanford. We also established offices in Pinehurst and Southern Pines in connection with our acquisition in 2003 of $65.0 million asset Centennial Bank of Southern Pines.

We conduct our business activities through our subsidiary, Crescent State Bank. The bank’s deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation. Our principal executive office is located at 1005 High House Road, Cary, North Carolina 27513 and our telephone number is (919) 460-7770. The bank’s website is www.crescentstatebank.com. Information contained on our website is not part of this prospectus.

Strategy

Our strategy is three-fold: our commitment to achieving growth and performance through exceptional customer service and sound asset quality; our comprehensive array of products and services; and our ability to adapt to a rapidly changing banking environment. We place the highest priority on providing professional, highly personalized service—it’s the driving force behind our business. Our de novo expansion strategy is to identify growth markets and expand into them, but only when we are able to retain the services of an experienced banker with extensive personal knowledge of that market.

Market Area

Our market area includes the four contiguous counties of Wake, Johnston, Lee and Moore. This area includes the State Capitol of Raleigh as well as the area known as Research Triangle Park, one of the nation’s leading technology centers. Our market area is home to several universities and institutions of higher learning, including North Carolina State University. The four counties comprising our market area have a diverse economy centered around the state government, the academic community, the technology industry, the medical and pharmaceuticals sectors and the many small businesses that support these enterprises as well as the people that live and work in this area. According to the U.S. Census Bureau, the Raleigh-Durham-Chapel Hill Metropolitan Statistical Area, which includes Cary, had a population of approximately 1.3 million people in 2004. Lee and Moore Counties are located to the south of Raleigh in the region referred to as the Sandhills area, which is home to the towns of Sanford, Pinehurst and Southern Pines. The region’s economy benefits from an emphasis on the golf industry due to the many world class golf courses located in the vicinity and also from a growing retiree population drawn to the mild climate and recreational activities afforded by the Sandhills area.

Cary, the second largest city in Wake County and the seventh largest in North Carolina, has an estimated population of 108,000. The area has a very strong and diversified economy. The total population of Wake County is over 720,000. The total population of Johnston County is over 140,000. Moore County has an estimated population of 80,000 and Lee County has an estimated population of over 50,000. Our market area is served by several major highways, Interstates 40, 440 and 540, US 1, US 64, and NC 55. International, national, and regional airlines offer service from the Raleigh-Durham International Airport, which is less than five miles from Cary.

The population of our market area is relatively diverse and highly educated. As of 2000, over 60% of Cary’s population 25 years or older had at least a bachelor’s degree. This educational level is due to the number of higher education institutions located in our market area as well as the Research Triangle Park’s high technology employee base.

The economic strength of the area is also reflected by the per capita income, which as of the year 2000 for the Raleigh-Durham-Chapel Hill metropolitan statistical area was $24,698 compared to $20,307 for North Carolina. The median family income in the Raleigh-Durham-Chapel Hill metropolitan statistical area in 2000 was $59,405 compared to $46,335 for the State of North Carolina. Cary is home to the world’s largest privately held software company, SAS Institute, and it has attracted other world-class businesses including MCI, Siemens, American Airlines, Oxford University Press and Austin Foods. The Research Triangle Park houses major facilities of IBM, GlaxoSmithKline, Nortel, the U.S. Environmental Protection Agency, Quintiles and numerous other technology and bio-medical firms.

Trust Preferred Securities

On August 27, 2003, we privately issued $8.0 million aggregate liquidation amount of floating rate capital securities through Crescent Financial Capital Trust I, which was formed for the sole purpose of issuing the capital securities. Based on current Federal Reserve Board guidelines, all of the proceeds of our sale of trust preferred securities qualify as Tier 1 capital.

Lending Activities

General. We provide a wide range of short- to medium-term commercial, mortgage, construction and personal loans, both secured and unsecured. We also make real estate mortgage and construction loans and Small Business Administration guaranteed loans. Many of our commercial loans are collateralized with real estate in our market but such collateral is mainly a secondary, and not primary, source of repayment. We have maintained a balance between variable and fixed rate loans within our portfolio. Variable rate loans accounted for 66% of the loan balances outstanding at June 30, 2005 while fixed rate loans accounted for 34% of the balances.

Our loan policies and procedures establish the basic guidelines governing our lending operations. Generally, the guidelines address the types of loans that we seek, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower’s total outstanding indebtedness to us, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the board of directors of the bank. We supplement our own supervision of the loan underwriting and approval process with periodic loan audits by internal loan examiners and outside professionals experienced in loan review work.

Commercial Mortgage Loans. We originate and maintain a significant amount of commercial real estate loans. Commercial real estate loans equaled $145.2 million at June 30, 2005. This lending involves loans secured principally by commercial office buildings, both investment and owner occupied. We require the personal guaranty of borrowers and a demonstrated cash flow capability sufficient to service the debt. The real estate collateral is a secondary source of repayment. Loans secured by commercial real estate may be in greater amount and involve a greater degree of risk than one to four family residential mortgage loans. Payments on such loans are often dependent on successful operation or management of the properties. We also make loans secured by commercial/investment properties provided the subject property is either pre-leased or pre-sold before the bank commits to finance its construction.

Construction Loans. Another of our primary lending focuses is construction/development lending. Balances of construction loans outstanding at June 30, 2005 totaled $48.7 million. We originate one to four family residential construction loans for the construction of custom homes (where the home buyer is the borrower) and provide financing to builders and consumers for the construction of pre-sold homes. We finance “starter” homes as well as “high-end” homes. We generally receive a pre-arranged permanent financing commitment from an outside banking entity prior to financing the construction of pre-sold homes. The bank is active in the construction market and makes construction loans to builders of homes that are not pre-sold, but limits the number of such loans to any one builder. This type of lending is only done with local, well-established builders and not with large or national tract builders. We lend to builders in our market who have demonstrated a favorable record of performance and profitable operations. We limit the number of unsold homes for each builder but there is no limit for pre-sold homes. We will also finance small tract developments and sub-divisions, however, we seek to be only one of a number of financial institutions making construction loans in any one tract or sub-division. We endeavor to further limit our construction lending risk through adherence to established underwriting procedures and the requirement of documentation of all draw requests. We require personal guarantees and secondary sources of repayment on construction loans.

Commercial Loans. Commercial business lending is another focus of our lending activities. At June 30, 2005, our commercial loan portfolio totaled $55.1 million. Commercial loans include secured loans for working capital, expansion and other business purposes. Short-term working capital loans generally are secured by accounts receivable, inventory and/or equipment. Lending decisions are based on an evaluation of the financial strength, cash flow, management and credit history of the borrower, and the quality of the collateral securing the loan. With few exceptions, we require personal guarantees and secondary sources of repayment, primarily a deed of trust on local real estate. Commercial loans generally provide greater yields and reprice more frequently than other types of loans, such as residential real estate loans. More frequent repricing means that yields on our commercial loans adjust more quickly with changes in interest rates.

Loans to Individuals, Home Equity Lines of Credit and Residential Real Estate Loans. Loans to individuals (consumer loans) include automobile loans, boat and recreational vehicle financing, home equity and home improvement loans and miscellaneous secured and unsecured personal loans. At June 30, 2005, our consumer loan portfolio totaled $5.9 million, excluding home equity loans and lines, which totaled $33.9 million. Consumer loans generally can carry significantly greater risks than other loans, even if secured, if the collateral consists of rapidly depreciating assets such as automobiles and equipment. Repossessed collateral securing a defaulted consumer loan may not provide an adequate source of repayment of the loan. Consumer loan collections are sensitive to job loss, illness and other personal factors. We attempt to manage the risks inherent in consumer lending by following established credit guidelines and underwriting practices designed to minimize risk of loss.

Residential real estate loans are made for purchasing and refinancing one to four family properties. We offer fixed and adjustable rate options, but limit the maximum fixed rate term to five years. We provide customers access to long-term conventional real estate loans through our mortgage loan department, which originates loans and brokers them for sale in the secondary market. Such loans are closed by mortgage brokers and are not funded by us. We receive a fee for each such loan originated, with such fees aggregating $332,000 for the six months ended June 30, 2005 and $574,000 for the year ended December 31, 2004. We anticipate that we will continue to be an active originator of mortgage loans and only hold for our own account a small number of well-collateralized, non-conforming residential loans.

The following table describes our loan portfolio composition by category:

	At June 30,		At December 31,
	2005		2004		2003
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
	(Dollars in thousands)
Real estate—commercial	$145,245	48.16%	$121,825	47.24%	101,316	46.66%
Real estate—residential	12,800	4.24%	11,604	4.50%	14,765	6.80%
Construction loans	48,664	16.13%	38,916	15.09%	31,612	14.56%
Commercial and industrial loans	55,100	18.27%	48,757	18.90%	38,237	17.61%
Home equity loans and lines of credit	33,907	11.24%	30,960	12.00%	22,985	10.59%
Loans to individuals	5,898	1.96%	5,846	2.27%	8,213	3.78%

Total loans	301,614	100.00%	257,908	100.00%	217,128	100.00%

Less: Net deferred loan fees	(503)		(447)		(382)

Total loans, net	$301,111		$257,461		$216,746

	At December 31,
	2002		2001		2000
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
	(Dollars in thousands)
Real estate—commercial	$52,361	41.59%	$25,288	31.31%	$10,651	21.92%
Real estate—residential	2,319	1.84%	1,614	2.00%	742	1.53%
Construction loans	27,503	21.84%	23,186	28.71%	18,696	38.48%
Commercial and industrial loans	24,681	19.60%	19,393	24.01%	9,574	19.70%
Home equity loans and lines of credit	16,051	12.75%	8,424	10.43%	7,493	15.42%
Loans to individuals	3,002	2.38%	2,863	3.54%	1,435	2.95%

Total loans	125,917	100.00%	80,768	100.00%	48,591	100.00%

Less: Net deferred loan fees	(244)		(194)		(122)

Total loans, net	$125,673		$80,574		$48,469

The following table presents at June 30, 2005 (i) the aggregate maturities of loans in the named categories of our loan portfolio and (ii) the aggregate amounts of such loans, by variable and fixed rates that mature after one year:

	Within 1 Year	1-5 Years	After 5 Years	Total
	(In thousands)
Real estate-commercial	$26,308	$116,000	$2,937	$145,245
Real estate-residential	5,323	6,863	614	12,800
Construction loans	37,584	8,220	2,860	48,664
Commercial and industrial loans	38,307	15,576	1,217	55,100
Home equity loans and lines of credit	3,778	8,871	21,258	33,907
Loans to individuals	3,366	1,626	906	5,898

Total loans	$114,666	$157,156	$29,792	$301,614

Fixed rate loans				$73,874
Variable rate loans				113,074

				$186,948

Loan Approvals. Our loan policies and procedures establish the basic guidelines governing lending operations. Generally, the guidelines address the type of loans that we seek, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans and credit lines are subject to approval procedures and amount limitations. Depending upon the loan requested, approval may be granted by the individual loan officer, our officers’ loan committee or, for the largest relationships, the directors’ loan committee. These limitations apply to the borrower’s total outstanding indebtedness to us, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the board of directors.

Responsibility for loan review, underwriting, compliance and document monitoring resides with the senior credit officer. He is responsible for loan processing and approval. On an annual basis, the board of directors of the bank determines the president’s lending authority, who then delegates lending authorities to the senior credit officer and other lending officers of the bank. Delegated authorities may include loans, letters of credit, overdrafts, uncollected funds and such other authorities as determined by the board of directors or the president within his delegated authority.

Credit Cards. We offer a credit card on an agency basis as an accommodation to our customers. We assume none of the underwriting risk.

Loan Participations. From time to time we purchase and sell loan participations to or from other banks within and outside our market area. All loan participations purchased have been underwritten using our standard and customary underwriting criteria.

Investment Services

Crescent State Bank has also entered into a revenue sharing agreement with Capital Investment Group, Raleigh, North Carolina, under which it receives revenue for securities and annuity sales generated by a broker located in our office. Currently, the service is offered in our main office and in each of our other offices on an appointment basis. We offer this investment service under the name “Crescent Investment Services.”

Courier Services

We offer courier services to our commercial banking customers free-of-charge as a convenience and a demonstration of our commitment to superior customer-service. Our couriers travel to the customer’s location, pick-up non-cash deposits from the customer and deliver those deposits to the bank. We feel our couriers serve as ambassadors for our bank and enhance our presence in the communities we serve.

Banking Technology

Because of the level of sophistication of our market, Crescent State Bank commenced operations with a full array of technology available for our customers. Our customers have the ability to perform on-line banking and bill paying, access on-line check images, make transfers, initiate wire transfer requests and stop payment orders of checks. We provide our customers with imaged check statements, thereby eliminating the cost of returning checks to customers and eliminating the clutter of canceled checks.

Competition

Commercial banking in North Carolina is extremely competitive in large part due to early adoption of statewide branching. We compete in our market area with large regional and national banking organizations, other federally and state chartered financial institutions such as savings and loan institutions and credit unions, consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit. Many of our competitors have broader geographic markets and higher lending limits than we do and are also able to provide more services and make greater use of media advertising. All markets in which we have a banking office are also served by branches of the largest banks in North Carolina

For example, there are 209 offices of 22 different commercial banks in Wake County, 36 offices of 10 different commercial banks in Johnston County, 37 offices of 11 different commercial banks in Moore County and 18 offices of 7 different commercial banks in Lee County. While we typically do not compete directly for loans with these larger banks, they do influence our deposit products. We do compete more directly with mid-size and small community banks that have offices in our market areas. There are also a number of new community banks in Wake and Durham Counties that have a direct competitive effect as borrowers tend to “shop” the terms of their loans and deposits.

The enactment of legislation authorizing interstate banking has led to increases in the size and financial resources of some of our competitors. In addition, as a result of interstate banking, out-of-state commercial banks have acquired North Carolina banks and heightened the competition among banks in North Carolina. For example, SunTrust Bank, Atlanta, Georgia, a large multi-state financial institution, has branches throughout North Carolina, including Wake County.

Despite the competition in our market areas, we believe that we have certain competitive advantages that distinguish us from our competition. We offer customers modern banking services without forsaking prompt, personal service and friendliness. We also have established a local advisory board in each of our communities to help us better understand their needs and to be “ambassadors” of the bank. It is our intention to further develop advisory boards as we expand into additional communities in our market area. We offer many personalized services and attract customers by being responsive and sensitive to their individualized needs. We believe our approach to business builds goodwill among our customers, stockholders, and the communities we serve that results in referrals from stockholders and satisfied customers. We also rely on traditional marketing to attract new customers. To enhance a positive image in the community, we support and participate in local events and our officers and directors serve on boards of local civic and charitable organizations.

Commitments and Contingent Liabilities

In the ordinary course of business, we enter into various types of transactions that include commitments to extend credit that are included in net loans receivable presented on our consolidated balance sheets. We apply the same credit standards to these commitments as we use in all of our lending activities and have included these commitments in our lending risk evaluations. Our exposure to credit loss under commitments to extend credit is represented by the amount of these commitments. See Note N of the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

Asset Quality

We consider asset quality to be of primary importance, and employ a third party loan reviewer to ensure adherence to the lending policy as approved by our board of directors. It is the responsibility of each lending officer to assign an appropriate risk grade to every loan originated. Credit administration, through the loan review process, validates the accuracy of the initial risk grade assessment. In addition, as a given loan’s credit quality improves or deteriorates, it is credit administration’s responsibility to change the borrower’s risk grade accordingly. At least annually we undergo loan review by an outside third party who reviews compliance with our underwriting standards and risk grading and provides a report detailing the conclusions of that review to our board of directors and senior management. The board requires management to address any criticisms raised during the loan review and to take appropriate actions where warranted.

Non-performing Assets

Our financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans, unless we place a loan on a nonaccrual basis. We account for loans on a nonaccrual basis when we have serious doubts about the collectibility of principal or interest. Generally, our policy is to place a loan on nonaccrual status when the loan becomes past due 90 days. We also place loans on nonaccrual status in cases where we are uncertain whether the borrower can satisfy the contractual terms of the loan agreement. Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal have been granted due to the borrower’s weakened financial condition. We accrue interest on restructured loans at the restructured rates when we anticipate that no loss of original principal will occur. Potential problem loans are loans which are currently performing and are not included as nonaccrual or restructured loans above, but about which we have serious doubts as to the borrower’s ability to comply with present repayment terms. These loans are likely to be included later in nonaccrual, past due or restructured loans, so they are considered by our management in assessing the adequacy of our allowance for loan losses. At June 30, 2005, we identified three loans in the aggregate amount of $66,000 as potential problem loans. The loans possess certain unfavorable characteristics which cause management some concern. These loans will continue to be closely monitored.

There were no foreclosed properties at June 30, 2005 or 2004. There were two non-accrual loans at June 30, 2005 in the aggregate amount of $24,000. One loan in the amount of $22,000 is secured by real estate. The real estate is in the process of foreclosure and no material loss on the subsequent sale is anticipated. The other loan is in the amount of $2,000 and the borrower is making payments in an agreed upon manner. Interest foregone on nonaccrual loans for the six-month period ended June 30, 2005 was approximately $2,200. Interest foregone on nonaccrual loans for the prior year period was approximately $11,000.

There are two loans to the same retail borrower that are 90 days or more past due and still accruing interest at June 30, 2005. Management decided to leave the loans in an accrual status due to substantive conversations with the borrowers on how to remedy the situation. These loans were current by July 31, 2005 and no loss was incurred.

There was one repossessed vehicle at June 30, 2005. No loss is anticipated on the sale of the vehicle.

The table below sets forth, for the periods indicated, information about our nonaccrual loans, loans past due 90 days or more and still accruing interest, total non-performing loans (nonaccrual loans plus loans past due 90 days or more and still accruing interest), and total non-performing assets.

	At June 30,		At December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollars in thousands)
Nonaccrual loans	$24	$302	$5	$159	$—	$429	$—
Restructured loans	—	—	—	—	—	—	—

Total non-performing loans	24	302	5	159	—	429	—
Real estate owned	—	—	245	—	—	—	—
Repossessed assets	10	35	48	—	—	—	—

Total non-performing assets	$34	$337	$298	$159	$—	$429	$—

Accruing loans past due 90 days or more	$176	$—	$—	$647	$—	$—	$—
Allowance for loan losses	4,066	3,556	3,668	3,304	1,711	1,116	630
Non-performing loans to period end loans	0.01%	0.12%	0.00%	0.07%	0.00%	0.53%	0.00%
Non-performing loans and loans past due 90 days or more to period end loans	0.07%	0.12%	0.00%	0.37%	0.00%	0.53%	0.00%
Allowance for loan losses to period end loans	1.35%	1.46%	1.42%	1.52%	1.36%	1.38%	1.30%
Allowance for loan losses to non-performing loans	16,942%	1,178%	73,360%	2,078%	NM	260%	NM
Allowance for loan losses to non-performing loans and loans past due 90 days or more	2,033%	1,178%	73,360%	410%	NM	260%	NM
Non-performing assets to total assets	0.01%	0.11%	0.09%	0.06%	0.00%	0.33%	0.00%
Non-performing assets and loans past due 90 days or more to total assets	0.05%	0.11%	0.09%	0.29%	0.00%	0.33%	0.00%

Interest foregone on loans in nonaccrual status during 2004 was approximately $12,000 compared with $6,500 in 2003.

Analysis of Allowance for Loan Losses

The allowance for loan losses is established through periodic charges to earnings in the form of a provision for loan losses. Increases to the allowance for loan losses occur as a result of provisions charged to operations and recoveries of amounts previously charged-off, and decreases to the allowance occur when loans are charged-off. Management evaluates the adequacy of our allowance for loan losses on a monthly basis. The evaluation of the adequacy of the allowance for loan losses involves the consideration of loan growth, loan portfolio composition and industry diversification, historical loan loss experience, current delinquency levels, adverse conditions that might affect a borrower’s ability to repay the loan, estimated value of underlying collateral, prevailing economic conditions and all other relevant factors derived from our history of operations. Additionally, as an important component of their periodic examination process, regulatory agencies review our allowance for loan losses and may require additional provisions for estimated losses based on judgments that differ from those of management.

We use an internal grading system to assign the degree of inherent risk on each individual loan. The grade is initially assigned by the lending officer and reviewed by the Loan Administration function. The internal grading system is reviewed and tested periodically by an independent third party credit review firm. The testing process involves the evaluation of a sample of new loans, loans having been identified as possessing potential weakness in credit quality, past due loans and nonaccrual loans to determine the ongoing effectiveness of the internal grading system. The loan grading system is used to assess the adequacy of the allowance for loan losses.

Management has developed a model for evaluating the adequacy of the allowance for loan losses. The model distinguishes between loans that will be evaluated as a group by loan category and those loans to be evaluated individually. Management has assigned a range of predetermined allowance percentages for each major loan category. Loans that exhibit an acceptable level of risk per the internal loan grading system are grouped by loan category and multiplied by the associated allowance percentage to determine an adequate level of allowance for loan losses.

Based on the loan grading system, management maintains an internally classified watch list. Loans classified as watch list credits, and those loans that are not watch list credits but possess other characteristics which in the opinion of management suggest a higher degree of inherent risk, are evaluated individually, by loan category, using higher allowance percentages. Using the data gathered during the monthly evaluation process, the model calculates an acceptable range for allowance for loan losses. Management and the board of directors are responsible for determining the appropriate level of the allowance for loan losses within that range.

The primary reason for increases to the allowance for loan losses has been growth in total outstanding loans; however, there were other factors influencing the provision. At or for the six-month period ended June 30, 2005, there were $108,000 in net loan charge-offs and $24,000 in non-accrual loans compared with $132,000 in net loan charge-offs and $302,000 in non-accrual loans at or for the first six months of 2004. The allowance for loan losses at June 30, 2005 was $4.1 million, which represents 1.35% of total outstanding loans compared to $3.6 million and 1.46% for the prior year. The allowance for loan losses as a percentage of total outstanding loans declined from the prior year primarily due to improvement in the asset quality of the portfolio.

The allowance for loan losses represents management’s estimate of an amount adequate to provide for known and inherent losses in the loan portfolio in the normal course of business. While management believes the methodology used to establish the allowance for loan losses incorporates the best information available at the time, future adjustments to the level of the allowance may be necessary and the results of operations could be adversely affected should circumstances differ substantially from the assumptions initially used. We believe that the allowance for loan losses was established in conformity with generally accepted accounting principles; however, there can be no assurances that the regulatory agencies, after reviewing the loan portfolio, will not require management to increase the level of the allowance. Likewise, there can be no assurance that the existing allowance for loan losses is adequate should there be deterioration in the quality of any loans or changes in any of the factors discussed above. Any increases in the provision for loan losses resulting from such deterioration or change in condition could adversely affect our financial condition and results of its operations.

The following table describes the allocation of the allowance for loan losses among various categories of loans for the dates indicated.

	At June 30,		At December 31,
	2005		2004		2003
	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)
	(Dollars in thousands)
Real estate—commercial	$1,580	48.16%	$1,290	47.24%	$1,330	46.66%
Real estate—residential	82	4.24%	44	4.50%	54	6.80%
Construction loans	765	16.13%	718	15.09%	778	14.56%
Commercial and industrial loans	1,126	18.27%	1,105	18.90%	841	17.61%
Home equity loans and lines of credit	183	11.24%	173	12.00%	115	10.59%
Loans to individuals	330	1.96%	338	2.27%	186	3.78%

Total allowance	$4,066	100.00%	$3,668	100.00%	$3,304	100.00%

	At December 31,
	2002		2001		2000
	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)
	(Dollars in thousands)
Real estate—commercial	$584	41.59%	$312	31.31%	$163	21.92%
Real estate—residential	9	1.84%	5	2.00%	3	1.53%
Construction loans	435	21.84%	387	28.71%	198	38.48%
Commercial and industrial loans	518	19.60%	306	24.01%	189	19.70%
Home equity loans and lines of credit	88	12.75%	40	10.43%	46	15.42%
Loans to individuals	77	2.38%	66	3.54%	31	2.95%

Total allowance	$1,711	100.00%	$1,116	100.00%	$630	100.00%

(1)	Represents total of all outstanding loans in each category as a percent of total loans outstanding.

The following table presents information regarding changes in the allowance for loan losses for the periods indicated:

	At or for the Six Months ended June 30,				At or for the Year Ended December 31,
	2005		2004		2004	2003	2002	2001	2000
	(Dollars in thousands)
Balance at beginning of period	$3,668		$3,304		$3,304	$1,711	$1,116	$630	$241

Charge-offs:
Construction loans	—		—		15	27	—	—	—
Commercial real estate	—		—		21	—	—	—	—
Commercial and industrial loans	119		95		345	59	21	13	—
Residential real estate	—		34		34	—	—	—	—
Loans to individuals	8		6		16	13	74	4	—

Total charge-offs	127		135		431	99	95	17	—

Recoveries:
Commercial and industrial loans	6		1		57	4	1	—	—
Construction loans	7		—		—	—	—	—	—
Loans to individuals	6		2		2	8	—	—	—

Total recoveries	19		3		59	12	1	—	—

Net charge-offs	108		132		372	87	94	17	—

Allowance acquired from Centennial Bank merger	—		—		—	1,129	—	—	—

Provision for loan losses	506		384		736	551	689	503	389

Balance at end of period	$4,066		$3,556		$3,668	$3,304	$1,711	$1,116	$630

Total loans outstanding at end of period	$301,614		$244,199		$257,908	$217,128	$125,917	$80,768	$48,591
Average loans outstanding for the period	$276,365		$229,357		$240,346	$160,134	$104,519	$65,906	$31,963
Allowance for loan losses to loans outstanding	1.35%		1.46%		1.42%	1.52%	1.36%	1.38%	1.30%
Ratio of net loan charge-offs to average loans outstanding	0.08	%(1)	0.12	%(1)	0.15%	0.05%	0.09%	0.03%	0.00%

(1)	Annualized

We experienced net loan charge-offs of $372,000 for the year ended December 31, 2004 compared with $87,000 for the prior year. The percentage of net charge-offs to total average loans for 2004 and 2003 were 0.15% and 0.05%, respectively. The net growth in our loan portfolio and the increase in net charge-offs were factors contributing to the increased provision for loan losses in 2004 as compared with 2003.

The allowance for loan losses at December 31, 2004 is $3.7 million or 1.42% of outstanding loans. In conjunction with the acquisition of Centennial Bank on August 29, 2003, we recorded an allowance for loan losses of $1.1 million associated with the Centennial loan portfolio. At the time of the transaction, Centennial’s loan loss reserve represented 1.95% of total outstanding loans of Centennial’s portfolio. The allowance for loan losses at December 31, 2003 was $3.3 million or 1.52% of total outstanding loans.

Investment Activities

Our investment portfolio plays a major role in management of liquidity and interest rate sensitivity and, therefore, is managed in the context of the overall balance sheet. The securities portfolio generates a nominal percentage of our interest income and serves as a necessary source of liquidity. We account for investment securities as follows:

Available for sale. Debt and equity securities that will be held for indeterminate periods of time, including securities that we may sell in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available for sale. We carry these investments at market value, which we generally determine using published quotes as of the close of business. Unrealized gains and losses are excluded from our earnings and are reported, net of applicable income tax, as a component of accumulated other comprehensive income in stockholders’ equity until realized.

The following tables summarize the securities portfolio by major classification:

	June 30, 2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities available for sale:
U.S. government and obligations of U.S. government agencies	$4,124,363	$2,722	$30,049	$4,097,036
Mortgage-backed	35,042,017	93,425	272,642	34,862,800
Municipal	12,671,609	175,285	55,977	12,790,917
Other	500,000	—	—	500,000

	$52,337,989	$271,432	$358,668	$52,250,753

	December 31, 2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities available for sale:
U.S. government and obligations of U.S. government agencies	$2,943,508	$13,114	$24,562	$2,932,060
Mortgage-backed	37,325,997	181,564	199,689	37,307,872
Municipal	12,684,890	120,148	100,648	12,704,390
Other	500,000	—	—	500,000

	$53,454,395	$314,826	$324,899	$53,444,322

	December 31, 2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities available for sale:
U.S. government and obligations of U.S. government agencies	$1,758,960	$11,330	$7,813	$1,762,477
Mortgage-backed	27,647,441	306,825	196,719	27,757,547
Municipal	6,907,894	119,315	52,313	6,974,896
Other	500,000	—	—	500,000

	$36,814,295	$437,470	$256,845	$36,994,920

The following tables show investments’ gross unrealized losses and fair values, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at June 30, 2005, December 31, 2004 and 2003. The current year unrealized losses on investment securities are a result of volatility in the market during 2005 and relate to four U.S. Government agency securities, thirty-five mortgage-backed securities, and six municipal securities. The unrealized losses in 2004 on investment securities are a result of volatility in the market and relate to three U.S. Government agency securities, twenty-seven mortgage-backed securities, and eight municipal securities. The unrealized losses in 2003 on investment securities are a result of volatility in the market and relate to one U.S. Government agency security, thirteen mortgage-backed securities, and five municipal securities. All unrealized losses on investment securities are considered by management to be temporarily impaired given the credit ratings on these investment securities.

	June 30, 2005
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair Value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:
U.S. government securities and obligations of U.S. government agencies	$1,457,929	$13,243	$982,217	$16,806	$2,440,146	$30,049
Mortgage-backed securities	19,962,804	142,458	6,519,321	130,184	26,482,125	272,642
Municipals	942,874	4,456	2,308,962	51,521	3,251,836	55,977

Total temporarily impaired securities	$22,363,607	$160,157	$9,810,500	$198,511	$32,174,107	$358,668

	December 31, 2004
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:
U.S. government securities and obligations of U.S. government agencies	$1,467,512	$15,988	$492,754	$8,574	$1,960,266	$24,562
Mortgage-backed securities	18,309,323	133,626	2,729,747	66,063	21,039,070	199,689
Municipals	3,487,195	68,158	683,107	32,490	4,170,302	100,648

Total temporarily impaired securities	$23,264,030	$217,772	$3,905,608	$107,127	$27,169,638	$324,899

	December 31, 2003
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:
U.S. government securities and obligations of U.S. government agencies	$496,771	$7,813	$—	$—	$496,771	$7,813
Mortgage-backed securities	9,362,839	196,719	—	—	9,362,839	196,719
Municipals	2,125,408	52,313	—	—	2,125,408	52,313

Total temporarily impaired securities	$11,985,018	$256,845	$—	$—	$11,985,018	$256,845

At June 30, 2005, investment securities with a carrying value of $12,254,177 were pledged to secure public deposits, borrowings and for other purposes required or permitted by law.

The amortized cost and fair values of securities available for sale at June 30, 2005 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Fair value
Due within one year	$5,177,183	$5,149,029
Due after one year through five years	25,822,112	25,711,626
Due after five years through ten years	15,055,905	15,057,076
Due after ten years	6,282,789	6,333,022

	$52,337,989	$52,250,753

The following table presents the carrying values, intervals of maturities or repricings, and weighted average tax equivalent yields of our investment portfolio at June 30, 2005:

	Repricing or Maturing
	Less than one year	One to five years	Five to ten years	Over ten years	Total
	(Dollars in thousands)
Securities available for sale:
U. S. government agencies
Balance	$—	$2,923	$1,174	$—	$4,097
Weighted average yield	—	3.50%	4.57%	—	3.80%
Mortgage-backed securities
Balance	$5,044	$20,124	$7,354	$2,341	$34,863
Weighted average yield	4.29%	4.31%	4.36%	4.59%	4.33%
Municipal securities
Balance	$105	$2,664	$6,530	$3,492	$12,791
Weighted average yield	4.70%	5.53%	5.35%	6.29%	5.64%
Other
Balance	$—	$—	$—	$500	$500
Weighted average yield	—	—	—	9.00%	9.00%
Total
Balance	$5,149	$25,711	$15,058	$6,333	$52,251
Weighted average yield	4.30%	4.34%	4.80%	5.87%	4.65%

Sources of Funds

Deposit Activities. We provide a range of deposit services, including noninterest bearing checking accounts, interest bearing checking and savings accounts, money market accounts and certificates of deposit. These accounts generally earn interest at rates established by management based on competitive market factors and management’s desire to increase or decrease certain types or maturities of deposits. We use brokered deposits to supplement our funding sources. Brokered deposits totaled $63.7 million at June 30, 2005. However, we strive to establish customer relations to attract core deposits in non-interest bearing transactional accounts and thus reduce our cost of funds.

The following table sets forth for the periods indicated the average balances outstanding and average interest rates for each major category of deposits:

	For the Six Months Ended June 30, 2005		For the Years Ended December 31,
			2004		2003
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Non-interest bearing deposits	$40,329	—	$37,898	—	$34,977	—
Interest bearing demand deposits	38,677	0.92%	40,931	0.79%	31,340	0.94%
Money market deposits	37,630	1.84%	31,537	1.21%	22,589	1.38%
Savings deposits	3,337	0.58%	2,758	0.36%	1,544	0.40%
Time deposits over $100,000	104,803	3.09%	85,961	2.57%	41,644	3.15%
Time deposits under $100,000	58,110	2.89%	56,445	2.68%	41,567	2.95%

Total interest-bearing deposits	242,557	2.47%	217,632	2.04%	138,684	2.21%

Total average deposits	$282,886	2.11%	$255,530	1.73%	$173,661	1.77%

	For the Years Ended December 31,
	2002		2001		2000
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Non-interest bearing deposits	$24,086	—	$13,704	—	$4,715	—
Interest bearing demand deposits	19,668	1.61%	9,146	0.91%	3,946	1.40%
Money market deposits	19,380	1.89%	17,555	3.56%	10,273	4.88%
Savings deposits	1,154	0.69%	602	1.51%	311	3.07%
Time deposits over $100,000	30,627	3.65%	18,738	5.77%	5,915	6.56%
Time deposits under $100,000	28,218	3.76%	25,702	5.79%	13,517	6.01%

Total interest-bearing deposits	99,047	2.85%	71,743	4.57%	33,962	5.21%

Total average deposits	$123,133	2.30%	$85,447	3.84%	$38,677	4.58%

The following table sets forth the amounts and maturities of certificates of deposit with balances of $100,000 or more at June 30, 2005:

At June 30, 2005
(In thousands)
Remaining maturity:
Less than three months	$13,599
Over three months through one year	50,512
Over one year through three years	44,636
Over three years through five years	5,619

Total	$114,366

Borrowings. As additional sources of funding, we use advances from the Federal Home Loan Bank of Atlanta under a line of credit equal to 20% of the bank’s total assets ($78.4 million at June 30, 2005). Outstanding advances at June 30, 2005 were as follows:

Maturity	Interest Rate	Rate Type	June 30, 2005
May 10, 2006	4.56%	Fixed	$2,000,000

Total short-term advances			2,000,000

July 6, 2011	4.44%	Convertible	5,000,000
July 16, 2012	3.84%	Convertible	5,000,000
July 20, 2006	2.10%	Adjustable	8,000,000
January 27, 2010	2.93%	Convertible	12,000,000

Total long-term advances			30,000,000

Total advances outstanding			$32,000,000

Pursuant to collateral agreements with the Federal Home Loan Bank, at June 30, 2005 advances were secured by investment securities available for sale with a fair value of $932,000 and by loans with a carrying amount of $81.7 million, which approximates market value.

We may purchase federal funds through two unsecured federal funds lines of credit aggregating $22.8 million. These lines are intended for short-term borrowings and are subject to restrictions limiting the frequency and terms of the advances. These lines of credit are payable on demand and bear interest based upon the daily federal funds rate (3.25% at June 30, 2005). Short-term borrowings may also consist of securities sold under a repurchase agreement. Securities sold under repurchase agreements generally mature within one to four days from the transaction date.

A summary of selected data related to short-term borrowed funds follows:

For the Six Month Period Ended June 30, 2005,
(Dollars in thousands)
Short-term borrowings:
Repurchase agreements, federal funds purchased, and short-term Federal Home Loan Bank advances
Balance outstanding at end of period	$2,213
Maximum amount outstanding at any month end during the period	2,213
Average balance outstanding during the period	1,734
Weighted-average interest rate during the period	2.98%
Weighted-average interest rate at end of period	3.32%

In August of 2003, $8.2 million of trust preferred securities were placed through Crescent Financial Capital Trust I. The trust has invested the total proceeds from the sale of its trust preferred securities in junior subordinated deferrable interest debentures issued to us. The trust preferred securities pay cumulative cash distributions quarterly at an annual rate, reset quarterly, equal to three-month LIBOR plus 310 basis points. The dividends paid to holders of the trust preferred securities, which will be recorded as interest expense, are deductible for income tax purposes. The trust preferred securities are redeemable on or after October 7, 2008. We have fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. Our obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness. The principal reason for issuing trust preferred securities is that the proceeds from their sale qualify as Tier 1 capital for regulatory capital purposes (subject to certain limitations), thereby enabling us to enhance our regulatory capital positions without diluting the ownership of our stockholders.

Properties

The following table sets forth the location of our main office, banking offices and operations center, as well as certain information relating to these facilities.

Office Locations	Year Opened	Approximate Square Footage	Owned or Leased
1005 High House Road Cary, NC	2000	8,100	Leased

1155 Kildaire Farm Road Cary, NC	1998	2,960	Leased

315 East Main Street Clayton, NC	2000	2,990	Leased

303 South Salem Street Apex, NC	1999	3,500	Leased

211 M Central Park Avenue Pinehurst, NC	2003	2,850	Leased

870 Spring Lane Sanford, NC	2004	3,500	Structure owned with ground lease

700 Holly Springs Road Holly Springs, NC	2003	3,500	Owned

574 Village Court Garner, NC	2005	1,960	Leased

185 West Morganton Road Southern Pines, NC	2003	3,500	Leased

4601 Six Forks Road Suite 126 Raleigh, NC (Opening fourth quarter 2005)	2005	2,197	Leased

Operations Center

206 High House Road Cary, NC	2005	12,535	Leased

We believe that all of our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

Employees

As of June 30, 2005, we had 79 full-time employees and 18 part-time employees. None of these employees are covered by a collective bargaining agreement. We consider relations with our employees to be good.

Litigation

There are no pending legal proceedings to which we are a party, or of which any of our property is the subject.

MANAGEMENT

Directors

The following individuals serve as directors of Crescent Financial Corporation and Crescent State Bank.

Name and Age	Position(s) Held	Director Since(1)		Principal Occupation and Business Experience During Past 5 Years
Michael G. Carlton (44)	Director, President and Chief Executive Officer	1998		President and Chief Executive Officer, Crescent Financial Corporation and Crescent State Bank, Cary, NC, 1998-Present.

Bruce I. Howell (63)	Chairman	1998		President Emeritus, Wake Technical Community College, Raleigh, NC.

Brent D. Barringer (46)	Director	1998		Attorney and Partner, Barringer Law Firm, LLP, Cary, NC.

Joseph S. Colson, Jr. (57)	Director	1998		Retired from Lucent Technologies, Inc.; formerly President, International Regions and Professional Services, Lucent Technologies, 1997-1998; President AT&T Customer Business Unit, Lucent Technologies, both of Warren, NJ; Director, InterDigital Communications Corp., King of Prussia, PA (traded under symbol “IDCC” on Nasdaq), 1998-2003.

James A. Lucas, Jr.(2) (53)	Director	1998		Partner, James A. Lucas and Company, LLP, Certified Public Accountants, Raleigh, NC.

Kenneth A. Lucas(2) (51)	Director	1998	President and Chief Executive Officer,
The Tar Heel Companies of North Carolina, Inc.,
Raleigh, NC (real estate property management and development, formerly named Tar Heel Management and Maintenance Co.);
				Secretary-Treasurer, Carolina Janitorial and Maintenance Supply, Inc., 1995-Present; President and Chief Executive Officer, Tar Heel Commercial Realty, Inc., Raleigh, NC.

Sheila Hale Ogle (65)	Director	1998		Owner and CEO, Media Research Planning & Placement, Inc., Cary, NC (advertising).

Francis R. Quis, Jr. (56)	Director	2000	(3)	Owner and President, Quis Machinery, Inc., Southern Pines, NC (industrial machinery distributor).

Jon S. Rufty (51)	Director	1998		Owner and President, Rufty Homes, Inc., Cary, NC (residential construction company).

Stephen K. Zaytoun (48)	Director	1998		Owner and President, Zaytoun & Associates, Inc., Cary, NC (insurance agency).

(1)	With the exception of Mr. Quis, includes service as a director of Crescent State Bank, which reorganized into the bank holding company form of organization in 2001.
(2)	Mr. James A. Lucas, Jr. and Mr. Kenneth A. Lucas are brothers.
(3)	Includes former service as a director of Centennial Bank, Southern Pines, North Carolina. The Company acquired Centennial Bank on August 29, 2003.

Executive Officers

Set forth below is certain information regarding the executive officers of Crescent Financial Corporation and Crescent State Bank.

Name and Age	Position with Company	Business Experience

Michael G. Carlton (44)	President, Chief Executive Officer, and Director of the Company and the Bank	President and Chief Executive Officer, Crescent Financial Corporation and Crescent State Bank, Cary, NC, 1998-Present.

Bruce W. Elder (43)	Vice President and Secretary of the Company and Senior Vice President and Chief Financial Officer of the Bank	Vice President and Secretary, Crescent Financial Corporation and Senior Vice President and Chief Financial Officer, Crescent State Bank, Cary, NC, 1998-Present.

Thomas E. Holder, Jr. (45)	Senior Vice President and Senior Credit Officer of the Bank	Senior Vice President and Senior Credit Officer, Crescent State Bank, Cary, NC, 1998-Present.

Beneficial Ownership of Voting Securities

As of August 26, 2005, the beneficial ownership of our common stock, by directors and executive officers individually, and as a group, was as follows:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)(2)	Percent of Class(3)
Brent D. Barringer Cary, NC	49,800(4)	1.13
Michael G. Carlton Cary, NC	114,173(5)	2.59
Joseph S. Colson, Jr. Cary, NC	98,291	2.23
Bruce W. Elder Apex, NC	23,074(6)	0.52
Thomas E. Holder, Jr. Raleigh, NC	23,537(7)	0.53
Bruce I. Howell Cary, NC	62,561(8)	1.42
James A. Lucas, Jr. Cary, NC	213,954(9)	4.85
Kenneth A. Lucas Garner, NC	145,460(10)	3.30
Sheila Hale Ogle Cary, NC	17,913	0.41
Francis R. Quis, Jr. Cary, NC	21,782	0.49
Jon S. Rufty Cary, NC	31,683(11)	0.72
Stephen K. Zaytoun Raleigh, NC	23,434	0.53
All Directors and Executive Officers as a Group (12 persons)	825,662	18.73

(1)	Except as otherwise noted, to the best knowledge of our management, the above individuals and group exercise sole voting and investment power with respect to all shares shown as beneficially owned other than the following shares as to which such powers are shared: Mr. Barringer—17,683 shares; Mr. Carlton—484 shares; Mr. Elder—7,384 shares; and Ms. Ogle—17,913 shares.
(2)	Included in the beneficial ownership tabulations are the following options to purchase shares of our common stock: Mr. Barringer—12,969; Mr. Carlton—88,375; Mr. Elder—15,612; Mr. Holder—16,344; Mr. Howell—20,700; Mr. James Lucas— 29,287; Mr. Kenneth Lucas—31,587; Mr. Quis—10,292; Mr. Rufty—14,796; and Mr. Zaytoun—6,069.
(3)	The calculation of the percentage of class beneficially owned by each individual and the group is based on the sum of (i) a total of 4,161,936 shares of common stock outstanding as of August 26, 2005, and (ii) options to purchase shares of common stock which are exercisable within 60 days of August 26, 2005.
(4)	Includes 3,974 shares held in Mr. Barringer’s spouse’s SEP/IRA account.
(5)	Includes 316 shares held by Mr. Carlton as custodian for minor children.
(6)	Includes 78 shares owned individually by Mr. Elder’s children.
(7)	Includes 660 shares held by Mr. Holder as custodian for minor children.
(8)	Includes 877 shares held by Mr. Howell’s spouse and 2,205 shares held by Mr. Howell as Executor of Trust for Leroy I. Howell and 3,174 shares held by an investment club in which Mr. Howell has an interest.
(9)	Includes 4,071 shares held by entities in which Mr. Lucas has an interest.
(10)	Includes 897 shares held by entities in which Mr. Lucas has an interest.
(11)	Includes 2,203 shares held by Mr. Rufty’s spouse, 2,755 shares held by Mr. Rufty as custodian for minor children.

SUPERVISION AND REGULATION

Regulation of Crescent State Bank

Crescent State Bank is extensively regulated under both federal and state law. Generally, these laws and regulations are intended to protect depositors and borrowers, not stockholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable law or regulation may have a material effect on our business.

State Law. Crescent State Bank is subject to extensive supervision and regulation by the North Carolina Commissioner of Banks. The commissioner oversees state laws that set specific requirements for bank capital and regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The commissioner supervises and performs periodic examinations of North Carolina-chartered banks to assure compliance with state banking statutes and regulations, and the bank is required to make regular reports to the commissioner describing in detail the resources, assets, liabilities and financial condition of the bank. Among other things, the commissioner regulates mergers and consolidations of state-chartered banks, the payment of cash dividends, loans to officers and directors, record keeping, types and amounts of loans and investments, and the establishment of branches.

Deposit Insurance. As a member institution of the FDIC, the bank’s deposits are insured up to a maximum of $100,000 per depositor through the Bank Insurance Fund, administered by the FDIC, and each member institution is required to pay semi-annual deposit insurance premium assessments to the FDIC. The Bank Insurance Fund assessment rates have a range of 0 cents to 27 cents for every $100 in assessable deposits. Banks with no premium are subject to an annual statutory minimum assessment.

Capital Requirements. The federal banking regulators have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization’s operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit, and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

A banking organization’s risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. “Tier 1,” or core capital, includes common equity, qualifying noncumulative perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions. “Tier 2,” or supplementary capital, includes among other things, limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan and lease losses, subject to certain limitations and less required deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Banks and bank holding companies subject to the risk-based capital guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. The appropriate regulatory authority may set higher capital requirements when particular circumstances warrant. As of June 30, 2005, Crescent State Bank was classified as “well-capitalized” with a Tier 1 leverage capital ratio of 8.70% and a Total Risk-Based Capital ratio of 10.59%.

The federal banking agencies have adopted regulations specifying that they will include, in their evaluations of a bank’s capital adequacy, an assessment of the bank’s interest rate risk exposure. The standards for measuring the adequacy and effectiveness of a banking organization’s interest rate risk management include a measurement of board of directors and senior management oversight, and a determination of whether a banking organization’s procedures for comprehensive risk management are appropriate for the circumstances of the specific banking organization.

Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions, including limitations on its ability to pay cash dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as the measures described under the “Federal Deposit Insurance Corporation Improvement Act of 1991” below, as applicable to undercapitalized institutions. In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of the bank to grow and could restrict the amount of profits, if any, available for the payment of cash dividends to the stockholders.

Federal Deposit Insurance Corporation Improvement Act of 1991. In December 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991, which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. The FDIC Improvement Act provides for, among other things:

•	publicly available annual financial condition and management reports for certain financial institutions, including audits by independent accountants,

•	the establishment of uniform accounting standards by federal banking agencies,

•	the establishment of a “prompt corrective action” system of regulatory supervision and intervention, based on capitalization levels, with greater scrutiny and restrictions placed on depository institutions with lower levels of capital,

•	additional grounds for the appointment of a conservator or receiver, and

•	restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements.

The FDIC Improvement Act also provides for increased funding of the FDIC insurance funds and the implementation of risk-based premiums.

A central feature of the FDIC Improvement Act is the requirement that the federal banking agencies take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. Pursuant to the FDIC Improvement Act, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

The FDIC Improvement Act provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions that fail to comply with capital or other standards. Such action may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. The FDIC Improvement Act also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001. On October 26, 2001, the USA Patriot Act of 2001 was enacted. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, which sets forth anti-money laundering measures affecting insured depository institutions, broker-dealers and other financial institutions. The Act requires U.S. financial institutions to adopt new policies and procedures to combat money laundering and grants the Secretary of the

Treasury broad authority to establish regulations and to impose requirements and restrictions on the operations of financial institutions.

Miscellaneous. The cash dividends that may be paid by the bank are subject to legal limitations. In accordance with North Carolina banking law, cash dividends may not be paid unless the bank’s capital surplus is at least 50% of its paid-in capital. Cash dividends may only be paid out of retained earnings.

The earnings of the bank will be affected significantly by the policies of the Federal Reserve Board, which is responsible for regulating the United States money supply in order to mitigate recessionary and inflationary pressures. Among the techniques used to implement these objectives are open market transactions in United States government securities, changes in the rate paid by banks on bank borrowings, and changes in reserve requirements against bank deposits. These techniques are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits, and their use may also affect interest rates charged on loans or paid for deposits.

The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national economy and money markets, as well as the effect of actions by monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the bank.

The bank cannot predict what legislation might be enacted or what regulations might be adopted, or if enacted or adopted, the effect thereof on the bank’s operations.

Regulation of the Crescent Financial Corporation

Federal Regulation. Crescent Financial Corporation is subject to examination, regulation and periodic reporting under the Bank Holding Company Act of 1956, as administered by the Federal Reserve Board. The Federal Reserve Board has adopted capital adequacy guidelines for bank holding companies on a consolidated basis.

We are required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval is required before we may acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, we would, directly or indirectly, own or control more than five percent of any class of voting shares of such bank or bank holding company.

Our merger or consolidation with another bank, acquisition of assets of another bank, or assumption of liability to pay any deposits in another bank, requires the prior written approval of the primary federal bank regulatory agency of the acquiring or surviving bank under the federal Bank Merger Act. The decision is based upon a consideration of statutory factors similar to those outlined above with respect to the Bank Holding Company Act. In addition, in certain such cases an application to, and the prior approval of, the Federal Reserve Board under the Bank Holding Company Act and the North Carolina Banking Commission may be required.

We are required to give the Federal Reserve Board prior written notice of any purchase or redemption of our outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of our consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. Such notice and approval is not required for a bank holding company that would be treated as “well capitalized” under applicable regulations of the Federal Reserve Board, that has received a composite “1” or “2” rating at its most recent bank holding company inspection by the Federal Reserve Board, and that is not the subject of any unresolved supervisory issues.

Our status as a registered bank holding company under the Bank Holding Company Act does not exempt us from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

In addition, a bank holding company is prohibited generally from engaging in, or acquiring five percent or more of any class of voting securities of any company engaged in, non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking as to be a proper incident thereto are:

•	making or servicing loans;

•	performing certain data processing services;

•	providing discount brokerage services;

•	acting as fiduciary, investment or financial advisor;

•	leasing personal or real property;

•	making investments in corporations or projects designed primarily to promote community welfare; and

•	acquiring a savings and loan association.

In evaluating a written notice of such an acquisition, the Federal Reserve Board will consider various factors, including among others the financial and managerial resources of the notifying bank holding company and the relative public benefits and adverse effects which may be expected to result from the performance of the activity by an affiliate of such company. The Federal Reserve Board may apply different standards to activities proposed to be commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern. The required notice period may be extended by the Federal Reserve Board under certain circumstances, including a notice for acquisition of a company engaged in activities not previously approved by regulation of the Federal Reserve Board. If such a proposed acquisition is not disapproved or subjected to conditions by the Federal Reserve Board within the applicable notice period, it is deemed approved by the Federal Reserve Board.

However, with the passage of the Gramm-Leach-Bliley Financial Services Modernization Act of 1999, which became effective on March 11, 2000, the types of activities in which a bank holding company may engage were significantly expanded. Subject to various limitations, the Modernization Act generally permits a bank holding company to elect to become a “financial holding company.” A financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are “financial in nature.” Among the activities that are deemed “financial in nature” are, in addition to traditional lending activities, securities underwriting, dealing in or making a market in securities, sponsoring mutual funds and investment companies, insurance underwriting and agency activities, certain merchant banking activities and activities that the Federal Reserve Board considers to be closely related to banking.

A bank holding company may become a financial holding company under the Modernization Act if each of its subsidiary banks is “well capitalized” under the Federal Deposit Insurance Corporation Improvement Act prompt corrective action provisions, is well managed and has at least a satisfactory rating under the Community Reinvestment Act. In addition, the bank holding company must file a declaration with the Federal Reserve Board that the bank holding company wishes to become a financial holding company. A bank holding company that falls out of compliance with these requirements may be required to cease engaging in some of its activities. We have not elected to become a financial holding company.

Under the Modernization Act, the Federal Reserve Board serves as the primary “umbrella” regulator of financial holding companies, with supervisory authority over each parent company and limited authority over its subsidiaries. Expanded financial activities of financial holding companies generally will be regulated according to the type of such financial activity: banking activities by banking regulators, securities activities by securities regulators and insurance activities by insurance regulators. The Modernization Act also imposes additional restrictions and heightened disclosure requirements regarding private information collected by financial institutions.

Sarbanes-Oxley Act of 2002. On July 30, 2002, the Sarbanes-Oxley Act of 2002 was signed into law and became some of the most sweeping federal legislation addressing accounting, corporate governance and disclosure issues. The impact of the Sarbanes-Oxley Act is wide-ranging as it applies to all public companies and imposes significant new requirements for public company governance and disclosure requirements.

In general, the Sarbanes-Oxley Act mandates important new corporate governance and financial reporting requirements intended to enhance the accuracy and transparency of public companies’ reported financial results. It establishes new responsibilities for corporate chief executive officers, chief financial officers and audit committees in the financial reporting process and creates a new regulatory body to oversee auditors of public companies. It backs these requirements with new SEC enforcement tools, increases criminal penalties for federal mail, wire and securities fraud, and creates new criminal penalties for document and record destruction in connection with federal investigations. It also increases the opportunity for more private litigation by lengthening the statute of limitations for securities fraud claims and providing new federal corporate whistleblower protection.

The act also imposes new standards for the design and testing of public companies’ internal controls over financial reporting, which are already in effect for some larger companies and which may be phased in as early as December 31, 2006 for certain other public companies, including Crescent Financial Corporation.

The economic and operational effects of this new legislation on public companies, including us, is significant in terms of the time, resources and costs associated with complying with the new law. Because the Sarbanes-Oxley Act, for the most part, applies equally to larger and smaller public companies, we are presented with additional challenges as a smaller, community-oriented financial institution seeking to compete with larger financial institutions in our market.

Capital Requirements. The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses.

The Federal Reserve Board’s capital guidelines establish the following minimum regulatory capital requirements for bank holding companies:

•	a leverage capital requirement expressed as a percentage of adjusted total assets;

•	a risk-based requirement expressed as a percentage of total risk-weighted assets; and

•	a Tier 1 leverage requirement expressed as a percentage of adjusted total assets.

The leverage capital requirement consists of a minimum ratio of total capital to total assets of 4%, with an expressed expectation that banking organizations generally should operate above such minimum level. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital (which consists principally of stockholders’ equity). The Tier 1 leverage requirement consists of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated companies, with minimum requirements of 4% to 5% for all others.

The risk-based and leverage standards presently used by the Federal Reserve Board are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels.

Source of Strength for Subsidiaries. Bank holding companies are required to serve as a source of financial strength for their depository institution subsidiaries, and, if their depository institution subsidiaries become undercapitalized, bank holding companies may be required to guarantee the subsidiaries’ compliance with capital restoration plans filed with their bank regulators, subject to certain limits.

Dividends. As a bank holding company that does not, as an entity, currently engage in separate business activities of a material nature, our ability to pay cash dividends depends upon the cash dividends we receive from the bank. At present, our only sources of income are cash dividends paid by the bank and interest earned on any investment securities we hold. We must pay all of our operating expenses from funds we receive from the bank. Therefore, stockholders may receive cash dividends from us only to the extent that funds are available after payment of our operating expenses and only in the event that the board decides to declare a dividend. In addition, the Federal Reserve Board generally prohibits bank holding companies from paying cash dividends except out of operating earnings where the prospective rate of earnings retention appears consistent with the bank holding company’s capital needs, asset quality and overall financial condition. We expect that, for the foreseeable future, any cash dividends paid by the bank to us will likely be limited to amounts needed to pay any separate expenses or to make required payments on our debt obligations, including the interest payments on our junior subordinated debt.

The FDIC Improvement Act requires the federal bank regulatory agencies biennially to review risk-based capital standards to ensure that they adequately address interest rate risk, concentration of credit risk and risks from non-traditional activities and, since adoption of the Riegle Community Development and Regulatory Improvement Act of 1994, to do so taking into account the size and activities of depository institutions and the avoidance of undue reporting burdens. In 1995, the agencies adopted regulations requiring as part of the assessment of an institution’s capital adequacy the consideration of (a) identified concentrations of credit risks, (b) the exposure of the institution to a decline in the value of its capital due to changes in interest rates and (c) the application of revised conversion factors and netting rules on the institution’s potential future exposure from derivative transactions.

In addition, the regulatory agencies in September 1996 adopted amendments to their respective risk-based capital standards to require banks and bank holding companies having significant exposure to market risk arising from, among other things, trading of debt instruments, (1) to measure that risk using an internal value-at-risk model conforming to the parameters established in the agencies’ standards and (2) to maintain a commensurate amount of additional capital to reflect such risk. The new rules were adopted effective January 1, 1997, with compliance mandatory from and after January 1, 1998.

Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, depository institutions are liable to the FDIC for losses suffered or anticipated by the FDIC in connection with the default of a commonly controlled depository institution or any assistance provided by the FDIC to such an institution in danger of default. This law is applicable to the extent that we maintain as a separate subsidiary a depository institution in addition to the bank.

Subsidiary banks of a bank holding company are subject to certain quantitative and qualitative restrictions imposed by the Federal Reserve Act on any extension of credit to, or purchase of assets from, or letter of credit on behalf of, the bank holding company or its subsidiaries, and on the investment in or acceptance of stocks or securities of such holding company or its subsidiaries as collateral for loans. In addition, provisions of the Federal Reserve Act and Federal Reserve Board regulations limit the amounts of, and establish required procedures and credit standards with respect to, loans and other extensions of credit to our officers, directors and principal stockholders, Crescent Financial Corporation, and any subsidiary of Crescent Financial Corporation and related interests of such persons. Moreover, subsidiaries of bank holding companies are prohibited from engaging in certain tie-in arrangements (with the holding company or any of its subsidiaries) in connection with any extension of credit, lease or sale of property or furnishing of services.

Any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to a priority of payment. This priority would also apply to guarantees of capital plans under the FDIC Improvement Act.

Interstate Branching

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act, the Federal Reserve Board may approve bank holding company acquisitions of banks in other states, subject to certain aging and deposit concentration limits. As of June 1, 1997, banks in one state may merge with banks in another state, unless the other state has chosen not to implement this section of the Riegle Act. These mergers are also subject to similar aging and deposit concentration limits.

North Carolina “opted-in” to the provisions of the Riegle Act. Since July 1, 1995, an out-of-state bank that did not already maintain a branch in North Carolina was permitted to establish and maintain a de novo branch in North Carolina, or acquire a branch in North Carolina, if the laws of the home state of the out-of-state bank permit North Carolina banks to engage in the same activities in that state under substantially the same terms as permitted by North Carolina. Also, North Carolina banks may merge with out-of-state banks, and an out-of-state bank resulting from such an interstate merger transaction may maintain and operate the branches in North Carolina of a merged North Carolina bank, if the laws of the home state of the out-of-state bank involved in the interstate merger transaction permit interstate merger.

We cannot predict what legislation might be enacted or what regulations might be adopted, or if enacted or adopted, the effect of such legislation or regulations on our operations.

DESCRIPTION OF OUR SECURITIES

The following is a summary of the material provisions of Crescent Financial Corporation’s Articles of Incorporation and Bylaws.

General

The Articles of Incorporation of Crescent Financial Corporation authorize the issuance of 25,000,000 shares of capital stock, consisting of 20,000,000 shares of common stock, par value $1.00 per share of which there were 4,120,391 shares outstanding on June 30, 2005, and 5,000,000 shares of preferred stock whose rights, privileges and performances will be established by the board of directors upon issuance. There are no shares of preferred stock outstanding. Each share of common stock has the same rights, privileges and preferences as every other share.

Upon completion of the offering, assuming the underwriter does not exercise its over-allotment option, there will be 4,885,391 shares of common stock outstanding and no shares of preferred stock issued and outstanding. Up to an additional 524,480 shares of common stock will be issuable upon exercise of outstanding options granted under the Incentive Stock Option Plan and Nonstatutory Stock Option Plan.

Common Stock

Dividend Rights. As a North Carolina corporation, Crescent Financial Corporation is not directly subject to the restrictions on the payment of cash dividends applicable to Crescent State Bank. Holders of shares of Crescent Financial Corporation’s common stock are entitled to receive such cash dividends as the board of directors of Crescent Financial Corporation may declare out of funds legally available therefor. However, the payment of cash dividends by Crescent Financial Corporation will be subject to the restrictions of North Carolina law applicable to the declaration of cash dividends by a business corporation. Under such provisions, cash dividends may not be paid if a corporation will not be able to pay its debts as they become due in the usual course of business after making such cash dividend distribution or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain preferential liquidation rights. The ability of Crescent Financial Corporation to pay cash dividends to the holders of shares of Crescent Financial Corporation’s common stock is, at the present time and for the foreseeable future, largely dependent upon the amount of cash dividends Crescent State Bank pays to Crescent Financial Corporation.

Voting Rights. Each share of Crescent Financial Corporation’s common stock entitles the holder thereof to one vote on all matters upon which stockholders have the right to vote. In addition, if the board of directors of Crescent Financial Corporation consists of nine or more directors, its members will be classified so that approximately one-third of the directors will be elected each year. Stockholders of Crescent Financial Corporation are not entitled to cumulate their votes for the election of directors.

Assessment and Redemption. Our common stock is not subject to redemption or any sinking fund as all outstanding shares are fully paid and non-assessable.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of Crescent Financial Corporation, the holders of shares of Crescent Financial Corporation’s common stock are entitled to receive, after payment of all debts and liabilities of Crescent Financial Corporation, all of our remaining assets available for distribution in cash or in kind. In the event of any liquidation, dissolution or winding up of our subsidiary, Crescent State Bank we, as the sole shareholder of the bank’s common stock, would be entitled to receive all remaining assets of the bank available for distribution in cash or in kind after payment of all debts and liabilities of the bank including all deposits and accrued interest on deposits.

Preemptive Rights; Redemption. Holders of shares of Crescent Financial Corporation’s common stock are not entitled to preemptive rights with respect to any shares that may be issued. Crescent Financial Corporation’s common stock is not subject to call or redemption.

Preferred Stock

There are no shares of preferred stock issued and outstanding. The authorized preferred stock is available for issuance from time to time at the discretion of the board of directors without stockholder approval. The board of directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

Authorized But Unissued Shares

North Carolina law does not require stockholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Certain Articles and Bylaw Provisions Having Potential Anti-Takeover Effects

General. The following is a summary of the material provisions of Crescent Financial Corporation’s Articles of Incorporation and Bylaws which address matters of corporate governance and the rights of stockholders. Certain of these provisions may delay or prevent takeover attempts not first approved by the board of directors of Crescent Financial Corporation (including takeovers which certain stockholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders. All references to the Articles of Incorporation and Bylaws are to the Crescent Financial Corporation’s Articles of Incorporation and Bylaws in effect as of the date of this prospectus.

Classification of the Board of Directors. The Bylaws provide for a number of directors to be not less than seven (7) nor more than fifteen (15) and if the number of directors is nine (9) or more (the number of directors is currently ten (10)), the board shall be divided into three classes which shall be as nearly equal in number as possible. If there are nine (9) or more directors, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which the director was elected (except for certain initial directors whose terms may be shorter than three years as necessary to effect the classification process). A director elected to fill a vacancy shall serve only until the next meeting of stockholders at which directors are elected. If there are nine (9) or more directors, approximately one-third of its members will be elected each year, and two annual meetings will be required for Crescent Financial Corporation’s stockholders to change a majority of the members constituting the board.

Removal of Directors; Filling Vacancies. Crescent Financial Corporation’s Articles of Incorporation provide that stockholders may remove one or more of the directors with cause which includes (i) criminal prosecution and conviction during the course of a director’s service as a director of Crescent Financial Corporation of an act of fraud, embezzlement, theft, or personal dishonesty, (ii) the prosecution and conviction of any criminal offense involving dishonesty or breach of trust, or (iii) the occurrence of any event resulting in a director being excluded from coverage, or having coverage limited as to the director when compared to other covered directors under any of the fidelity bonds or insurance policies covering its directors, officers or employees. Vacancies occurring in the board of directors may be filled by the stockholders or a majority of the remaining directors, even though less than a quorum, or by the sole remaining director.

Amendment of Bylaws. Subject to certain restrictions described below, either a majority of the board of directors or the stockholders of Crescent Financial Corporation may amend or repeal the Bylaws. A bylaw adopted, amended or repealed by the stockholders may not be readopted, amended or repealed by the board. Generally, the stockholders of Crescent Financial Corporation may adopt, amend, or repeal the Bylaws in accordance with the North Carolina Business Corporation Act.

Other Constituents. The board of directors is permitted by Crescent Financial Corporation’s Articles of Incorporation to consider other constituents besides the stockholders if faced with a proposal that could cause a change in control. Such constituents are employees, depositors, customers, creditors and the communities in which Crescent Financial Corporation and its subsidiaries conduct business. Further, the board is permitted to evaluate the competence, experience and integrity of any proposed acquiror as well as the prospects for success of such a takeover proposal from a regulatory perspective.

Special Meetings of Stockholders. Crescent Financial Corporation’s Bylaws provide that special meetings of stockholders may be called only by our president or board of directors.

Supermajority Vote for Change in Control. Unless approved by a majority of the board of directors who are not affiliated with a proposed transaction, a two-thirds vote of all voting securities of Crescent Financial Corporation will be required to effect a merger, share exchange or any other transaction requiring approval of the stockholders. With approval of the board of directors, the approval of a majority of the voting securities of Crescent Financial Corporation would be required to affect any such transaction.

Certain Provisions of North Carolina Law

Crescent Financial Corporation is subject to the North Carolina Shareholder Protection Act and the North Carolina Control Share Acquisition Act, each of which, if applicable, would hinder the ability of a third party to acquire control of either Crescent Financial Corporation or Crescent State Bank. The Shareholder Protection Act generally requires that, unless certain “fair price” and other conditions are met, the affirmative vote of the holders of 95% of the voting shares of a corporation is necessary to adopt or authorize a business combination with any other entity, if that entity is the beneficial owner, directly or indirectly, of more than 20% of the voting shares of the corporation. The Control Share Act provides that any person or party who acquires “control shares” (defined as a number of shares which, when added to other shares held, gives the holder voting power in the election of directors equal to 20%, 33 1/3% or a majority of all voting power) may only vote those shares if the remaining shareholders of the corporation, by resolution, permit those shares to be voted. If the shareholders of the corporation permit the “control shares” to be accorded voting rights and the holder of the “control shares” has a majority of all voting power for the election of directors, the other shareholders of the corporation have the right to the redemption of their shares at the fair value of the shares as of the date prior to the date on which the vote was taken which gave voting rights to the “control shares.” The provisions of the Shareholder Protection Act and the Control Share Act may have the effect of discouraging a change of control by allowing minority shareholders to prevent a transaction favored by a majority of the shareholders. The primary purpose of these provisions is to encourage negotiations with our board of directors by groups or corporations interested in acquiring control of us.

Certain Provisions of Federal Law

The acquisition of more than ten percent (10%) of the outstanding Crescent Financial Corporation’s common stock may, in certain circumstances, be subject to the provisions of the Change in Bank Control Act of 1978. The FDIC has also adopted a regulation pursuant to the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of an FDIC-insured state-chartered non-member bank, either directly or indirectly through an acquisition of control of its holding company, to provide 60 days prior written notice and certain financial and other information to the FDIC. Control for the purpose of this Act exists in situations in which the acquiring party has voting control of at least twenty-five percent (25%) of any class of voting stock or the power to direct the management or policies of the bank or the holding company. However, under FDIC regulations, control is presumed to exist where the acquiring party has voting control of at least ten percent (10%) of any class of voting securities if (a) the bank or holding company has a class of voting securities which is registered under Section 12 of the 1934 Act, or (b) the acquiring party would be the largest holder of a class of voting shares of the bank or the holding company. The statute and underlying regulations authorize the FDIC to disapprove a proposed acquisition on certain specified grounds.

Prior approval of the Federal Reserve Board would be required for any acquisition of control of Crescent State Bank or Crescent Financial Corporation by any bank holding company under the BHC Act. Control for purposes of the BHC Act would be based on, among other things, a twenty-five percent (25%) voting stock test or on the ability of the holding company otherwise to control the election of a majority of the board of directors of Crescent Financial Corporation. As part of such acquisition, the acquiring company (unless already so registered) would be required to register as a bank holding company under the BHC Act.

The Securities Exchange Act of 1934 requires that a purchaser of any class of a corporation’s securities registered thereunder notify the SEC and such corporation within ten days after its purchases exceed five percent of the outstanding shares of that class of securities. This notice must disclose the background and identity of the purchaser, the source and amount of funds used for the purchase, the number of shares owned and, if the purpose of the transaction is to acquire control of the corporation, any plans to alter materially the corporation’s business or corporate structure. In addition, any tender offer to acquire a corporation’s securities is subject to the limitations and disclosure requirements of the Securities Exchange Act of 1934.

Indemnification of Directors and Officers

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Securities Registrar

The transfer agent and securities registrar for our common stock is First Citizens Bank & Trust Company, Raleigh, North Carolina.

Shares Eligible for Future Sale

Upon completion of the offering, we expect to have 4,885,391 shares of common stock outstanding (assuming the underwriter does not exercise its over-allotment option) all of which will have been registered with the SEC under the 1933 Act and therefore are eligible for resale without registration under the 1933 Act unless they were acquired by our directors, executive officers or other affiliates (collectively, “affiliates”). Our affiliates generally will be able to sell shares of the common stock only in accordance with the limitations of Rule 144 under the 1933 Act.

In general, under Rule 144 as currently in effect, an affiliate (as defined in Rule 144) may sell shares of common stock within any three-month period in an amount limited to the greater of 1% of our outstanding shares of common stock or the average weekly trading volume in our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

As of June 30, 2005, we had outstanding options under our stock option plans to purchase an aggregate of              shares of our common stock at an exercise price equal to or less than the public offering price of the common stock, as specified on the cover page of this prospectus.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement, we have agreed to sell, and the underwriter, Ryan Beck & Co., Inc., has agreed to purchase 765,000 shares of our common stock. The common stock will be offered subject to receipt and acceptance by the underwriter and to certain other conditions, including the right to reject orders in whole or in part.

Under the terms and conditions of the underwriting agreement, the underwriter is obligated to accept and pay for all of the shares of common stock, if any are taken. The underwriting agreement provides that the obligations of the underwriter are subject to approval of certain legal matters by its counsel, including the authorization and the validity of the common stock, and to other conditions contained in the underwriting agreement, such as effectiveness with the Securities and Exchange Commission of the registration statement that includes this prospectus and the receipt by the underwriter of certificates from our officers, legal opinions from our attorneys and a letter from our independent accountants regarding our financial statements and the statistical data contained in this prospectus and in our filings under the Securities Exchange Act of 1934.

We have been advised that the underwriter proposes to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to certain selected dealers at this price, less a concession not in excess of $             per share. The underwriter may allow, and any selected dealers may reallow, a concession not to exceed $             per share to certain brokers and dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriter.

In addition, we have granted the underwriter an option to purchase additional shares of our common stock, not to exceed 114,750 shares, on the same terms as other shares purchased by the underwriter. The underwriter may exercise this option at any time during a period of 30 days following the offering. In the event the underwriter exercises this option in full, the total offering price, aggregate discounts and commissions and net proceeds before expenses of the offering will each increase by 15%. The underwriter may exercise the option to purchase additional shares of our common stock solely for the purpose of covering over-allotments, if any, made in connection with the distribution. If the over-allotment option is exercised in full, the total public offering price, underwriting discounts and commissions and proceeds to us before expenses will be $            , $             and $            , respectively.

The following table shows the per share and total underwriting discounts and commissions to be paid by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option.

	Without Option	With Option
Per Share	$	$
Total	$	$

The underwriter has informed us that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.

Following the offering, 579,631 shares of our common stock held by our directors and executive officers will be subject to a lock-up period through             , 20    , during which the holders of such shares may not, without the underwriter’s prior written consent, directly or indirectly, offer for sale, sell, contract to sell, or grant any option to sell (including any short sale), pledge, transfer, assign or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into shares of our common stock. The underwriter has no present intention to waive or shorten the lock-up period. The underwriter’s determination to release all or any portion of the shares from the lock-up agreements will depend on several factors including the market price and demand for our common stock and the general condition of the securities markets. However, the underwriter’s decision is arbitrary and may not be based on any specific parameters.

We estimate that the total expenses of the offering payable by us, not including underwriting discounts, commissions and not taking into consideration the underwriter’s over-allotment option, will be approximately $313,000. These expenses include, but are not limited to, SEC registration fees, NASD filing fees, proposed Nasdaq National Market listing fees, accounting fees and expenses, our legal fees and expenses, printing expenses, transfer agent fees, blue sky fees and expenses and the underwriter’s reasonable out-of-pocket expenses, which will not exceed $65,000 in the aggregate, including fees of counsel for the underwriter.

We have agreed to indemnify the underwriter and the persons who control it against certain liabilities, including liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 and liabilities arising from breaches of the representations, warranties and covenants contained in the underwriting agreement, and, under certain conditions, to contribute to any payment that the underwriter may be required to make for those liabilities.

In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising its over-allotment option or purchasing shares in the open market.

•	Covering transactions involve the purchase of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a selected dealer when the common stock originally sold by the selected dealer is purchased in a stabilizing covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

At our request, the underwriter has reserved up to 153,000 shares of our common stock for purchase by our officers, directors and employees in the offering. Such participation is permitted where a specific portion of the offering is directed for sale to officers, directors and employees by the issuer. Executive officers and directors who purchase shares will be subject to a lock-up period through March 31, 2006, during which they will be prohibited from the sale, transfer, assignment, pledge or hypothecation of our common stock.

LEGAL MATTERS

Gaeta & Eveson, P.A., Raleigh, North Carolina, will pass upon the legality of the securities offered by this prospectus for us. Certain legal matters will be passed upon for the underwriter by Moore & Van Allen, PLLC, Charlotte, North Carolina.

EXPERTS

The audited consolidated financial statements of Crescent Financial Corporation as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, have been included herein in reliance upon the report of Dixon Hughes PLLC, independent registered public accountants, included elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

At your request, we will provide you, without charge, a copy of any exhibits to our registration statement incorporated by reference in this prospectus. If you want more information, write or call us at:

Crescent Financial Corporation

Crescent State Bank

Post Office Box 5809

Cary, North Carolina 27513

(919) 460-7770

We are subject to the informational requirements of the Securities Exchange Act of 1934 which requires us to file reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by us may be inspected and copied at the Public Reference Room, maintained by the SEC, at 100 F Street, NE, Room 1580, Washington, DC 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy statements and other information about us.

The following reports filed with the SEC are incorporated by reference into this prospectus:

•	Our Annual Report on Form 10-KSB for the year ended December 31, 2004, filed with the SEC on March 16, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on May 11, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the SEC on August 11, 2005;

•	Our Current Reports on Form 8-K, filed with the SEC on March 25, 2005 and June 29, 2005; and

•	All other reports filed with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act since December 31, 2004.

These reports contain important information about Crescent Financial Corporation and our financial condition.

Prior to our formation as the holding company for Crescent State Bank in June 2001, Crescent State Bank was subject to the informational requirements of the Securities Exchange Act of 1934 and filed reports, proxy statements and other information with the FDIC. The bank’s filings with the FDIC may be inspected and copied, after paying a prescribed fee, at the FDIC’s public reference facilities at the Registration, Disclosure and Securities Operations Unit, 550 17th Street, NW, Room 6043, Washington, DC 20429.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	June 30, 2005 (Unaudited)	December 31, 2004*
ASSETS
Cash and due from banks	$8,652,439	$5,633,865
Interest earning deposits with banks	615,781	43,353
Federal funds sold	14,753,000	—
Investment securities available for sale at fair value	52,250,753	53,444,322
Loans	301,110,664	257,461,327
Allowance for loan losses	(4,066,000)	(3,668,000)

NET LOANS	297,044,664	253,793,327
Accounts receivable	1,402,935	1,218,572
FHLB Stock	2,101,900	1,447,200
Bank premises and equipment	3,622,329	3,030,184
Investment in life insurance	5,384,317	5,283,263
Goodwill	3,600,298	3,600,298
Other assets	3,426,421	3,732,814

TOTAL ASSETS	$392,854,837	$331,227,198

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits
Demand	$50,321,528	$42,818,455
Savings	3,673,188	3,036,774
Money market and NOW	94,930,394	74,113,646
Time	173,945,310	153,679,946

TOTAL DEPOSITS	322,870,420	273,648,821
Short-term borrowings	2,213,286	1,307,105
Long-term debt	38,248,000	28,248,000
Accrued expenses and other liabilities	1,380,881	1,245,858

TOTAL LIABILITIES	364,712,587	304,449,784

STOCKHOLDERS’ EQUITY
Preferred stock, no par value, 5,000,000 shares authorized, none outstanding;	—	—
Common stock, $1 par value, 20,000,000 shares authorized; 4,120,391 shares outstanding June 30, 2005; 3,566,889 shares outstanding December 31, 2004	4,120,391	3,566,889
Additional paid-in capital	18,218,569	18,654,492
Retained earnings	5,856,897	4,562,681
Accumulated other comprehensive loss (Note D)	(53,607)	(6,648)

TOTAL STOCKHOLDERS’ EQUITY	28,142,250	26,777,414

COMMITMENTS (Note B)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$392,854,837	$331,227,198

*	Derived from audited consolidated financial statements.

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

Six Months Ended June 30, 2005 and 2004

	Six Months Ended June 30,
	2005	2004
INTEREST INCOME
Loans	$9,000,256	$6,498,014
Investment securities available for sale	1,135,347	830,483
Fed funds sold and interest-bearing deposits	22,794	17,716

TOTAL INTEREST INCOME	10,158,397	7,346,213

INTEREST EXPENSE
Deposits	2,966,135	2,044,015
Short-term borrowings	62,936	21,351
Long-term debt	760,795	442,940

TOTAL INTEREST EXPENSE	3,789,866	2,508,306

NET INTEREST INCOME	6,368,531	4,837,907
PROVISION FOR LOAN LOSSES	506,554	384,165

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	5,861,977	4,453,742

NON INTEREST INCOME	1,127,709	1,076,432

NON INTEREST EXPENSE
Salaries and employee benefits	2,672,214	2,109,011
Occupancy and equipment	831,358	709,882
Data processing	315,625	259,679
Other	1,218,373	992,738

TOTAL NON-INTEREST EXPENSE	5,037,570	4,071,310

INCOME BEFORE INCOME TAXES	1,952,116	1,458,864
INCOME TAXES	657,900	476,600

NET INCOME	$1,294,216	$982,264

NET INCOME PER COMMON SHARE
Basic	$0.31	$0.24

Diluted	$0.30	$0.23

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	4,110,206	4,042,789

Diluted	4,359,051	4,264,705

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (Unaudited)

Six Months Ended June 30, 2005

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total stockholders’ equity
Balance, December 31, 2004	$3,566,889	$18,654,492	$4,562,681	$(6,648)	$26,777,414
Change in net unrealized loss on available for sale securities	—	—	—	(46,959)	(46,959)
Stock split effected in the form of a 15% stock dividend with net cash received for fractional shares	535,966	(535,963)	—	—	3
Exercise of options	17,536	100,040	—	—	117,576
Net income	—	—	1,294,216	—	1,294,216

Balance, June 30, 2005	$4,120,391	$18,218,569	$5,856,897	$(53,607)	$28,142,250

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

Six Months Ended June 30, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,294,216	$982,264

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	305,957	268,919
Provision for loan losses	506,554	384,165
Gain on sale of securities	(538)	(57)
(Gain) loss on sale of assets	8,897	(8,365)
Net amortization of premiums on securities	44,776	56,352
Change in assets and liabilities:
Increase in accrued interest receivable	(184,363)	(12,072)
(Increase) decrease in other assets	336,984	(404,283)
Increase (decrease) in accrued interest payable	146,768	(63,996)
Increase (decrease) in other liabilities	551,255	(108,131)
Payment of income taxes	(563,000)	(133,000)

TOTAL ADJUSTMENTS	1,153,290	(20,468)

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,447,506	961,796

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of securities available for sale	(3,757,166)	(14,341,203)
Proceeds from sales of securities available for sale	1,936,929	4,312,160
Maturities of available for sale securities	—	770,000
Principal repayments of securities available for sale	2,892,018	3,594,385
Net increases in loans	(43,757,891)	(27,585,427)
Purchases of premises and equipment	(906,999)	(547,796)
(Purchases) redemptions of Federal Home Loan Bank stock	(654,700)	125,000
Increase in cash value of life insurance	(101,054)	(107,004)

NET CASH USED BY INVESTING ACTIVITIES	(44,348,863)	(33,779,885)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits:
Non-interest bearing	7,503,073	3,512,001
Savings	636,414	643,524
Money market and NOW	20,816,748	7,803,037
Time deposits	20,265,364	32,066,631
Net increase (decrease) in short-term borrowings	906,181	(8,559,561)
Net increase in long-term debt	10,000,000	—
Proceeds from issuance of common stock	117,579	212,241

NET CASH PROVIDED BY FINANCING ACTIVITIES	60,245,359	35,677,873

NET INCREASE IN CASH AND CASH EQUIVALENTS	18,344,002	2,859,784
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,677,218	7,051,157

CASH AND CASH EQUIVALENTS, END OF PERIOD	$24,021,220	$9,910,941

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005 and 2004

NOTE A—BASIS OF PRESENTATION

In management’s opinion, the financial information, which is unaudited, reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial information as of and for the six-month period ended June 30, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America. The financial statements include the accounts of Crescent Financial Corporation (the “Company”) and its wholly owned subsidiary, Crescent State Bank (the “Bank”). All significant inter-company transactions and balances are eliminated in consolidation. Operating results for the six-month period ended June 30, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2005.

The organization and business of Crescent Financial Corporation and subsidiary (the “Company”), accounting policies followed by the Company and other information are contained in the notes to the consolidated financial statements filed as part of the Company’s 2004 annual report on Form 10-KSB. This report should be read in conjunction with such annual report.

NOTE B—COMMITMENTS

At June 30, 2005, commitments are as follows:

Undisbursed lines of credit	$107,125,000
Stand-by letters of credit	1,689,000
Undisbursed commitment to purchase additional investment in Small Business Investment Corporation	250,000

NOTE C—PER SHARE RESULTS

The Company effected a stock split in the form of a 15% stock dividend distributed on April 27, 2005 to stockholders of record April 14, 2005. Share and per share data for the periods presented have been adjusted to reflect the effects of the stock split. Basic and diluted net income per common share have been computed by dividing net income for each period by the weighted average number of shares of common stock outstanding during each period after retroactively adjusting for this stock split.

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the company relate solely to outstanding stock options and are determined using the treasury stock method.

	Six Months Ended June 30,
	2005	2004
Weighted average number of shares used in computing basic net income per share	4,110,206	4,042,789
Effect of dilutive stock options	248,845	221,916

Weighted average number of shares used in computing diluted net income per share	4,359,051	4,264,705

For the six-month period ended June 30, 2005 there were 9,000 options that were anti-dilutive. There were no options that were anti-dilutive for the six-month period ended June 30, 2004.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2005 and 2004

NOTE D—COMPREHENSIVE INCOME

For the six months ended June 30, 2005 and 2004, total comprehensive income, consisting of net income and unrealized securities gains and losses, net of taxes, was $1,247,000 and $296,000, respectively.

NOTE E—STOCK COMPENSATION PLANS

In December 2004, the FASB issued SFAS No. 123(R), Accounting for Stock-Based Compensation (SFAS No. 123(R)). SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. For the Company the provisions of this Statement are effective for the first interim reporting period that begins after December 15, 2005. Accordingly, we will adopt SFAS No. 123(R) commencing with the quarter ending March 31, 2006.

Presented below are the pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied.

	Six Months Ended June 30,
	2005	2004
	(Amounts in thousands, except per share data)
Net income:
As reported	$1,294	$982
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(39)	(37)

Pro forma	$1,255	$945

Basic earnings per share:
As reported	$.31	$.24
Pro forma	.31	.23
Diluted earnings per share:
As reported	$.30	$.23
Pro forma	.29	.22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors

Crescent Financial Corporation

Cary, North Carolina

We have audited the accompanying consolidated balance sheets of Crescent Financial Corporation and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crescent Financial Corporation and subsidiaries at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Sanford, North Carolina

March 7, 2005, except for the effects of the stock split effected in the form of a 15% stock dividend in 2005, discussed in

Notes B and P, as to which the date is May 5, 2005

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
ASSETS
Cash and due from banks	$5,633,865	$6,613,091
Interest-earning deposits with banks	43,353	438,066
Investment securities available for sale (Note C)	53,444,322	36,994,920
Loans (Note D)	257,461,327	216,745,757
Allowance for loan losses	(3,668,000)	(3,304,250)

NET LOANS	253,793,327	213,441,507
Accrued interest receivable	1,218,572	964,376
Federal Home Loan Bank stock, at cost	1,447,200	950,000
Premises and equipment (Note E)	3,030,184	2,699,164
Investment in life insurance	5,283,263	5,072,688
Goodwill	3,600,298	3,600,298
Other assets	3,732,814	2,940,371

TOTAL ASSETS	$331,227,198	$273,714,481

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand	$42,818,455	$37,941,562
Savings	3,036,774	2,193,336
Money market and NOW	74,113,646	65,961,823
Time (Note F)	153,679,946	112,518,235

TOTAL DEPOSITS	273,648,821	218,614,956
Short-term borrowings (Note G)	1,307,105	9,002,546
Long-term debt (Note G)	28,248,000	20,000,000
Accrued expenses and other liabilities	1,245,858	1,947,079

TOTAL LIABILITIES	304,449,784	249,564,581

Stockholders’ Equity (Notes L and P)
Common stock, $1 par value, 20,000,000 shares authorized; 3,566,889 shares and 2,924,429 shares issued and outstanding at December 31, 2004 and 2003, respectively	3,566,889	2,924,429
Additional paid-in capital	18,654,492	18,884,505
Retained earnings	4,562,681	2,229,984
Accumulated other comprehensive income (loss)	(6,648)	110,982

TOTAL STOCKHOLDERS’ EQUITY	26,777,414	24,149,900

Commitments (Notes H and N)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$331,227,198	$273,714,481

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
INTEREST AND FEE INCOME
Loans	$14,023,925	$9,546,450	$6,943,890
Investment securities available for sale	1,824,596	1,320,644	1,443,327
Interest-earning deposits with banks	5,440	8,286	27,925
Federal funds sold	42,366	74,903	140,713

TOTAL INTEREST AND FEE INCOME	15,896,327	10,950,283	8,555,855

INTEREST EXPENSE
Money market, NOW and savings deposits	715,554	613,167	691,791
Time deposits	3,715,626	2,533,934	2,176,685
Short-term borrowings	48,089	18,669	4,951
Long-term debt	986,700	583,245	315,217

TOTAL INTEREST EXPENSE	5,465,969	3,749,015	3,188,644

NET INTEREST INCOME	10,430,358	7,201,268	5,367,211
PROVISION FOR LOAN LOSSES (Note D)	736,070	551,037	689,024

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	9,694,288	6,650,231	4,678,187

NON-INTEREST INCOME (Note J)	2,341,974	1,644,656	767,700

NON-INTEREST EXPENSE
Salaries and employee benefits	4,421,135	2,978,666	2,082,952
Occupancy and equipment	1,515,868	1,035,043	801,216
Other (Note J)	2,594,362	1,752,861	1,239,958

TOTAL NON-INTEREST EXPENSE	8,531,365	5,766,570	4,124,126

INCOME BEFORE INCOME TAXES	3,504,897	2,528,317	1,321,761
INCOME TAXES (Note I)	1,172,200	873,600	93,603

NET INCOME	$2,332,697	$1,654,717	$1,228,158

NET INCOME PER COMMON SHARE
Basic	$0.57	$0.46	$0.45

Diluted	$0.54	$0.44	$0.44

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	4,068,351	3,603,275	2,705,917

Diluted	4,282,838	3,734,906	2,784,023

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2004, 2003 and 2002

	Common stock		Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total equity
	Shares	Amount
Balance at December 31, 2001	1,289,527	$1,289,527	$9,625,506	$(652,891)	$187,579	$10,449,721
Comprehensive income:
Net income	—	—	—	1,228,158	—	1,228,158
Net unrealized holding gains on available-for-sale securities, net	—	—	—	—	221,302	221,302

Total comprehensive income						1,449,460

Common stock issued pursuant to:
Sale of common stock	690,412	690,412	5,126,932	—	—	5,817,344
Stock options exercised	2,531	2,531	17,464	—	—	19,995
Stock split effected in the form of a twelve and one half percent stock dividend with cash paid for fractional shares	160,779	160,779	(165,311)	—	—	(4,532)

Balance at December 31, 2002	2,143,249	2,143,249	14,604,591	575,267	408,881	17,731,988
Comprehensive income:
Net income	—	—	—	1,654,717	—	1,654,717
Net unrealized holding loss on available for sale securities, net	—	—	—	—	(297,899)	(297,899)

Total comprehensive income						1,356,818

Common stock issued pursuant to:
Stock options exercised	54,190	54,190	394,247	—	—	448,437
Stock split effected in the form of a fifteen percent stock dividend with net cash received for fractional shares	321,488	321,488	(321,482)	—	—	6
Shares issued in connection with business combination	405,502	405,502	4,207,149	—	—	4,612,651

Balance at December 31, 2003	2,924,429	2,924,429	18,884,505	2,229,984	110,982	24,149,900
Comprehensive income:
Net income	—	—	—	2,332,697	—	2,332,697
Net unrealized holding loss on available for sale securities, net	—	—	—	—	(117,630)	(117,630)

Total comprehensive income						2,215,067

Common stock issued pursuant to:
Stock options exercised	57,231	57,231	291,717	—	—	348,948
Stock option related tax benefits	—	—	61,709	—	—	61,709
Stock split effected in the form of a twenty percent stock dividend with net cash received for fractional shares	585,229	585,229	(583,439)	—	—	1,790

Balance at December 31, 2004	3,566,889	$3,566,889	$18,654,492	$4,562,681	$(6,648)	$26,777,414

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,332,697	$1,654,717	$1,228,158
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	643,028	468,175	308,872
Provision for loan losses	736,070	551,037	689,024
Deferred income taxes	160,602	(53,180)	(582,981)
(Gain) loss on disposition of assets	(123,741)	9,270	(14,916)
Net increase in cash surrender value life insurance	(210,575)	(72,688)	—
Change in assets and liabilities:
Increase in accrued interest receivable	(254,196)	(412,577)	(38,735)
Increase (decrease) in other assets	(1,395,978)	29,525	(129,976)
Increase (decrease) in accrued expenses and other liabilities	(639,510)	37,163	598,102

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,248,397	2,211,442	2,057,548

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investment securities available for sale	(28,835,075)	(22,781,451)	(10,976,162)
Proceeds from maturities and repayments of investment securities available for sale	7,782,416	18,821,155	5,888,659
Proceeds from sale of securities available for sale	4,312,157	—	—
Proceeds from sale of membership interest in mortgage company	580,548	—	—
Loan originations and principal collections, net	(41,087,890)	(33,444,785)	(45,533,780)
Purchases of premises and equipment	(876,310)	(982,632)	(1,096,072)
Proceeds from disposals of premises and equipment	1,851	1,300	1,450
Capital expenditures on foreclosed assets	—	(20,861)	—
Proceeds from sales of foreclosed assets	60,006	174,127	354,998
Purchases of Federal Home Loan Bank stock	(497,200)	(243,100)	(250,000)
Investment in life insurance	—	(5,000,000)	—
Net cash paid in business combination	—	(3,042,396)	—

NET CASH USED BY INVESTING ACTIVITIES	(58,559,497)	(46,518,643)	(51,610,907)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits accounts	55,033,864	8,192,367	39,950,115
Net increase (decrease) in short-term borrowings	(7,695,441)	8,485,136	—
Net increase in long-term debt	8,248,000	8,000,000	5,000,000
Proceeds from sale of common stock, net	—	—	5,817,344
Proceeds from stock options exercised	348,948	448,437	19,995
Net cash (paid) received for fractional shares	1,790	6	(4,532)

NET CASH PROVIDED BY FINANCING ACTIVITIES	55,937,161	25,125,946	50,782,922

NET INCERASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,373,939)	(19,181,255)	1,229,563
CASH AND CASH EQUIVALENTS, BEGINNING	7,051,157	26,232,412	25,002,849

CASH AND CASH EQUIVALENTS, ENDING	$5,677,218	$7,051,157	$26,232,412

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003 and 2002

NOTE A—ORGANIZATION AND OPERATIONS

On June 29, 2001, Crescent Financial Corporation (the “Company”) was formed as a holding company for Crescent State Bank (the “Bank”). Upon formation, one share of the Company’s $1 par value common stock was exchanged for each of the outstanding shares of the Bank’s $5 par value common stock.

The Bank was incorporated December 22, 1998 and began banking operations on December 31, 1998. The Bank is engaged in general commercial and retail banking in Wake, Johnston, Lee and Moore Counties, North Carolina, operating under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities.

The Company formed Crescent Financial Capital Trust I during 2003 in order to facilitate the issuance of trust preferred securities. The Trust is a statutory business trust formed under the laws of the state of Delaware, of which all common securities are owned by the Company. Adoption of FASB Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities results in the deconsolidation of the trust preferred subsidiary, Crescent Financial Capital Trust I. Upon deconsolidation, the junior subordinated debentures issued by the Company to the trust were included in long-term debt and the Company’s equity interest in the trust was included in other assets. The deconsolidation of the trust did not materially impact net income.

The trust preferred securities presently qualify as Tier 1 regulatory capital and are reported in Federal Reserve regulatory reports as a minority interest in a consolidated subsidiary. The junior subordinated debentures do not qualify as Tier 1 regulatory capital. On March 1, 2005, the Board of Governors of the Federal Reserve issued the final rule that would retain the inclusion of trust preferred securities in Tier 1 capital of bank holding companies, but with stricter quantitative limits and clearer qualitative standards. Under the new rule, after a three-year transition period, the aggregate amount of trust preferred securities and certain other capital elements would be limited to 25 percent of tier 1 capital elements, net of goodwill less any associated deferred tax liability. The amount of trust preferred securities and certain other elements in excess of the limit could be included in tier 2 capital, subject to restrictions. The Company believes that the Bank would remain “well capitalized” under the new Federal Reserve Board guidelines (or the Company would still exceed the regulatory required minimums for capital adequacy purposes).

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts and transactions of Crescent Financial Corporation and its wholly-owned subsidiary Crescent State Bank. All significant intercompany transactions and balances have been eliminated in consolidation. Crescent Financial Corporation and its subsidiary are collectively referred to herein as the “Company.”

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks, interest-earning deposits with banks and federal funds sold.

Securities Available for Sale

Available for sale securities are carried at fair value and consist of bonds and notes not classified as trading securities or as held to maturity securities. Unrealized holding gains and losses on available for sale securities are reported as a net amount in other comprehensive income, net of related tax effects. Gains and losses on the sale of available for sale securities are determined using the specific-identification method. Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity, are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Interest on loans is recorded based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. Generally, loans are placed on nonaccrual when they are past due 90 days. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. The provision for loan losses is based upon management’s best estimate of the amount needed to maintain the allowance for loan losses at an adequate level. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of the current status of the portfolio, historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. Management segments the loan portfolio by loan type in considering each of the aforementioned factors and their impact upon the level of the allowance for loan losses.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets which are 37 – 40 years for buildings and 3 – 10 years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred, and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Stock in Federal Home Loan Bank of Atlanta

As a requirement for membership, the Company invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”). This investment is carried at cost. Due to the redemption provisions of the FHLB, the Company estimated that fair value equals cost and that this investment was not impaired at December 31, 2004.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are also recognized for operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled.

Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

Stock Compensation Plans

Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plans have no intrinsic value at the grant date and, under APB Opinion No. 25, no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in APB Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied.

At December 31, 2004, the Company has two stock-based compensation plans, which are more fully described in Note O. Had compensation costs for the Company’s stock option plans been determined based on the fair value at the grant date for awards in 2004, 2003 and 2002, the Company’s net income and net income per share would have changed to the pro forma amounts indicated as follows:

	2004	2003	2002
	(Dollars in thousands)
Net income:
As reported	$2,333	$1,655	$1,228
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(69)	(74)	(88)

Pro forma	$2,264	$1,581	$1,140

Basic earnings per share:
As reported	$.57	$.46	$.45
Pro forma	.56	.44	.42
Diluted earnings per share:
As reported	$.54	$.44	$.44
Pro forma	.53	.42	.41

Per Share Results

During 2004, 2003 and 2002, the Company effected stock splits in the form of 20%, 15% and 12 1/2% stock dividends, respectively. In addition, during 2005 the Company effected a stock split in the form of a 15% stock dividend. Basic and diluted net income per common share have been computed by dividing net income for each period by the weighted average number of shares of common stock outstanding during each period after retroactively adjusting for these stock splits. All references herein to net income per share and weighted average shares outstanding have been adjusted to give effect to these stock splits.

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. For the years ended December 31, 2004 and 2002, there were 24,725 and 339,571 outstanding stock options, respectively, which were not included in the computation of diluted earnings per share because they had no dilutive effect. There were no anti-dilutive shares at December 31, 2003.

Comprehensive Income

The Company reports as comprehensive income all changes in stockholders’ equity during the year from sources other than shareholders. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company’s only component of other comprehensive income is unrealized gains and losses on investment securities available for sale.

The components of other comprehensive income and related tax effects are as follows:

	2004	2003	2002
Unrealized holding losses on available for sale securities	$(170,552)	$(484,783)	$360,135
Tax effect	52,922	186,884	(138,833)

	(117,630)	(297,899)	221,302

Net of tax amount	$(117,630)	$(297,899)	$221,302

Mortgage Loan Origination and Other Fees

Mortgage loan origination fees represent fees received for the origination of loans for sale in the secondary market through the Company’s relationship with Sidus Financial Corporation (“Sidus”), a mortgage broker in which the Company has invested, as well as other mortgage brokers. These fees are recognized in income as they are earned upon the closing of each loan. The membership interest in Sidus was sold during 2004, and although the Company will no longer receive dividend distributions from Sidus, we will continue to originate loans for and collect mortgage loan origination fees from Sidus.

Fees derived from leasing and investment transactions with Republic Leasing and the Capital Investment Group, Inc., respectively, are recognized in income as these transactions are consummated.

Goodwill

Goodwill arose from the 2003 purchase of Centennial Bank. Pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill acquired will not be amortized but will be subject to an annual impairment test. Goodwill recorded by the Company amounted to $3,600,298 at December 31, 2004 and 2003.

Other Intangible Assets

Other intangible assets were acquired in conjunction with the 2003 purchase of Centennial Bank. Subject to the provisions of SFAS No. 142, such other intangible assets, which consist solely of the deposit base premium acquired through the purchase of Centennial, are amortized over the approximate estimated lives of the related acquired deposit relationships. In accordance with the Company’s estimate of the approximate lives of the acquired deposit relationships, a 10 year straight-line amortization schedule has been established for the other

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

intangible asset related to the financial institution acquisition. The Company will continue to evaluate the amortization period and such amortization period could be revised downwards (but not upwards) in the future if circumstances warrant. The initial deposit premium was $209,012. The balance of the unamortized deposit premium was $181,143 and $202,044 at December 31, 2004 and 2003, respectively. Amortization of the deposit premium amounted to $20,901 and $6,968 for the years ended December 31, 2004 and 2003, respectively. Amortization of the core deposit intangible is estimated to be $20,901 per year for each of the next five years.

Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires management to report selected financial and descriptive information about reportable operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Generally, disclosures are required for segments internally identified to evaluate performance and resource allocation. In all material respects, the Company’s operations are entirely within the commercial and retail banking segment, and the financial statements presented herein reflect the results of that segment. Also, the Company has no foreign operations or customers.

New Accounting Standards

On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (“SAB 105”). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments (“IRLC”), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133. Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. The adoption of SAB 105 did not have a material impact on the consolidated financial statements.

In March 2004, the Emerging Issues Task Force (“EITF”) released EITF Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The Issue provides guidance for determining whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. The recognition and measurement guidance for other-than-temporary impairment has been delayed by the issuance of FASB Staff Position EITF 03-1-1 on September 30, 2004. The adoption of Issue 03-1 did not result in any other-than-temporary impairment.

In December 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences relate to a deterioration of credit quality. The SOP also prohibits companies from “carrying over” or creating a valuation allowance in the initial accounting for loans acquired that meet the scope criteria of the SOP. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of this SOP is not expected to have a material impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), Accounting for Stock-Based Compensation (SFAS No. 123(R)). SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. For Crescent, which is a small business filer, the provisions of this Statement are effective for the first interim reporting period that begins after December 15, 2005. Accordingly, we will adopt SFAS No. 123(R) commencing with the quarter ending March 31, 2006. If we had included the cost of employee stock option compensation in our consolidated financial statements, our net income for the fiscal years ended December 31, 2004, and 2003 would have decreased by approximately $112,000 and $121,000, respectively. Accordingly, the adoption of SFAS No. 123(R) is expected to have a material effect on our consolidated financial statements.

Reclassifications

Certain amounts in the 2002 and 2003 consolidated financial statements have been reclassified to conform to the 2004 presentation. The reclassifications had no effect on net income or stockholders’ equity as previously reported.

NOTE C—INVESTMENT SECURITIES

The following is a summary of the securities portfolios by major classification:

	December 31, 2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities available for sale:
U.S. government and obligations of U.S. government agencies	$2,943,508	$13,114	$24,562	$2,932,060
Mortgage-backed	37,325,997	181,564	199,689	37,307,872
Municipal	12,684,890	120,148	100,648	12,704,390
Other	500,000	—	—	500,000

	$53,454,395	$314,826	$324,899	$53,444,322

	December 31, 2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities available for sale:
U.S. government and obligations of U.S. government agencies	$1,758,960	$11,330	$7,813	$1,762,477
Mortgage-backed	27,647,441	306,825	196,719	27,757,547
Municipal	6,907,894	119,315	52,313	6,974,896
Other	500,000	—	—	500,000

	$36,814,295	$437,470	$256,845	$36,994,920

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

The following tables show investments’ gross unrealized losses and fair values, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2004 and 2003. The current year unrealized losses on investment securities are a result of volatility in the market during 2004 and relate to three U.S. Government agency securities, twenty-seven mortgage-backed securities, and eight municipal securities. The prior year unrealized losses on investment securities are a result of volatility in the market during 2003 and relate to one U.S. Government agency security, thirteen mortgage-backed securities, and five municipal securities. All unrealized losses on investment securities are considered by management to be temporarily impaired given the credit ratings on these investment securities.

	December 31, 2004
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(Amounts in thousands)
Securities available for sale:
U.S. government securities and obligations of U.S. government agencies	$1,467,512	$15,988	$492,754	$8,574	$1,960,266	$24,562
Mortgage-backed securities	18,309,323	133,626	2,729,747	66,063	21,039,070	199,689
Municipals	3,487,195	68,158	683,107	32,490	4,170,302	100,648

Total temporarily impaired securities	$23,264,030	$217,772	$3,905,608	$107,127	$27,169,638	$324,899

	December 31, 2003
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(Amounts in thousands)
Securities available for sale:
U.S. government securities and obligations of U.S. government agencies	$496,771	$7,813	$—	$—	$496,771	$7,813
Mortgage-backed securities	9,362,839	196,719	—	—	9,362,839	196,719
Municipals	2,125,408	52,313	—	—	2,125,408	52,313

Total temporarily impaired securities	$11,985,018	$256,845	$—	$—	$11,985,018	$256,845

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

At December 31, 2004, 2003 and 2002, investment securities with a carrying value of $10,414,292, $8,305,000 and $10,872,000, respectively, were pledged to secure public deposits, borrowings and for other purposes required or permitted by law.

The amortized cost and fair values of securities available for sale at December 31, 2004 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Fair value
Due within one year	$5,741,346	$5,740,551
Due after one year through five years	25,306,444	25,334,323
Due after five years through ten years	14,738,115	14,681,326
Due after ten years	7,668,490	7,688,122

	$53,454,395	$53,444,322

The following table presents the carrying values, intervals of maturities or repricings, and weighted average yields of our investment portfolio at December 31, 2004:

	Repricing or Maturing
	Less than one year	One to five years	Five to ten years	Over ten years	Total
	(Dollars in thousands)
Securities available for sale:
U.S. government agencies
Balance	$493	$2,439	$—	$—	$2,932
Weighted average yield	2.70%	3.52%	—	—	3.39%
Mortgage-backed securities
Balance	$5,248	$20,110	$8,839	$3,111	$37,308
Weighted average yield	4.32%	4.28%	4.28%	4.35%	4.29%
Municipal securities
Balance	$—	$2,785	$5,842	$4,077	$12,704
Weighted average yield	—	3.63%	3.46%	4.16%	3.73%
Other
Balance	$—	$—	$—	$500	$500
Weighted average yield	—	—	—	9.00%	9.00%
Total
Balance	$5,741	$25,334	$14,681	$7,688	$53,444
Weighted average yield	4.18%	4.14%	3.95%	4.55%	4.15%

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

NOTE D—LOANS

Following is a summary of loans at December 31, 2004 and 2003.

	2004	2003
Real estate—commercial	$121,825,475	$101,316,594
Real estate—residential	11,604,205	14,765,446
Construction loans	38,915,656	31,611,948
Commercial and industrial loans	48,757,114	38,236,711
Home equity loans and lines of credit	30,959,911	22,984,518
Loans to individuals	5,846,191	8,213,175

Total loans	257,908,552	217,128,392
Less:
Deferred loan fees	(447,225)	(382,635)
Allowance for loan losses	(3,668,000)	(3,304,250)

Total	$253,793,327	$213,441,507

Loans are primarily made in the Company’s market area of North Carolina, principally Wake, Johnston, Lee and Moore Counties. Real estate loans can be affected by the condition of the local real estate market. Commercial and consumer and other loans can be affected by the local economic conditions.

No loans have been restructured during 2004 or 2003. Loans totaling $5,000 and $159,000 were considered impaired as of December 31, 2004 and 2003, respectively. Impaired loans at December 31, 2004 of $5,000, which represented all of the Company’s non-accruing loans on that date, had a corresponding valuation allowance of $3,000. Impaired loans at December 31, 2003 of $159,000, which represented all of the Company’s non-accruing loans on that date, had a corresponding valuation allowance of $47,000. The average recorded investment in impaired loans during the years ended December 31, 2004 and 2003 was $251,000 and $84,000, respectively. For the years ended December 31, 2004 and 2003, the interest income the Company recognized from impaired loans during the portion of the year that they were impaired was not material.

The Bank has granted loans to certain directors and executive officers of the Bank and their related interests. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management’s opinion, do not involve more than the normal risk of collectibility. All loans to directors and executive officers or their related interests are submitted to the Board of Directors for approval. A summary of loans to directors, executive officers and their interests follows:

Loans to directors and officers as a group at December 31, 2003	$5,747,633
Net disbursements during year ended December 31, 2004	5,249,907

Loans to directors and officers as a group at December 31, 2004	$10,997,540

At December 31, 2004, the Bank had pre-approved but unused lines of credit totaling $893,166 to executive officers, directors and their related interests. No additional funds are committed to be advanced at December 31, 2004.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

An analysis of the allowance for loan losses follows:

	2004	2003	2002
Balance at beginning of year	$3,304,250	$1,711,300	$1,115,800

Provision for loan losses	736,070	551,037	689,024

Charge-offs	(431,318)	(98,748)	(94,654)
Recoveries	58,998	12,161	1,130

Net charge-offs	(372,320)	(86,587)	(93,524)

Allowance recorded related to loans acquired in acquisition of Centennial Bank	—	1,128,500	—

Balance at end of year	$3,668,000	$3,304,250	$1,711,300

NOTE E—PREMISES AND EQUIPMENT

Following is a summary of premises and equipment at December 31, 2004 and 2003:

	2004	2003
Land	$1,043,923	$1,043,923
Buildings and leasehold improvements	1,526,465	1,219,098
Furniture and equipment	1,945,719	1,613,887
Less accumulated depreciation	(1,485,923)	(1,177,744)

Total	$3,030,184	$2,699,164

Depreciation and amortization amounting to $542,570 in 2004, $338,396 in 2003 and $315,888 in 2002 is included in occupancy and equipment expense.

NOTE F—DEPOSITS

The weighted average cost of time deposits was 2.61% and 2.71% at December 31, 2004 and 2003, respectively.

At December 31, 2004, the scheduled maturities of certificates of deposit are as follows:

	Less than $100,000	$100,000 or more	Total
Three months or less	$9,477,400	$17,660,730	$27,138,130
Over three months through one year	22,660,641	29,534,296	52,194,937
Over one year through three years	16,793,311	43,461,808	60,255,119
Over three years to five years	7,256,180	6,835,580	14,091,760

Total	$56,187,532	$97,492,414	$153,679,946

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

NOTE G—BORROWINGS

Short-term Borrowings

The Company may purchase federal funds through unsecured federal funds guidance lines of credit totaling $22.8 million at December 31, 2004. These lines are intended for short-term borrowings and are subject to restrictions limiting the frequency and terms of advances. These lines of credit are payable on demand and bear interest based upon the daily federal funds rate. The Company had $937,000 outstanding balance on the lines of credit as of December 31, 2004.

Also included in short-term borrowings are repurchase agreements with outstanding balances of $370,105 at December 31, 2004. Securities sold under agreements to repurchase generally mature within one day from the transaction date and are collateralized by U.S. Government Agency obligations.

A summary of selected data related to short-term borrowed funds follows:

	For the Year Ended December 31,
	2004	2003
	(Dollars in thousands)
Short-term borrowings:
Repurchase agreements and federal funds purchased:
Balance outstanding at end of year	$1,307	$9,003
Maximum amount outstanding at any month end during the year	1,307	9,003
Average balance outstanding during the year	2,473	1,302
Weighted-average interest rate during the year	1.94%	1.25%
Weighted-average interest rate at end of year	2.40%	1.25%

Long-term Debt

The Company has a $49.7 million credit line available with the Federal Home Loan Bank for advances. These advances are secured by a blanket floating lien on qualifying commercial real estate, first mortgage loans and pledged investment securities with a market value of $1.5 million.

At December 31, 2004, the Company had the following advances outstanding from the Federal Home Loan Bank of Atlanta:

Maturity	Interest Rate	Rate Type	2004	2003
May 10, 2006	4.56%	Fixed	$2,000,000	$2,000,000
July 6, 2011	4.44%	Convertible	5,000,000	5,000,000
July 16, 2012	3.84%	Convertible	5,000,000	5,000,000
July 20, 2006	2.10%	Adjustable	8,000,000	—

			$20,000,000	$12,000,000

At December 31, 2004 and 2003, the weighted average interest rates on the above advances were 3.19% and 4.21%, respectively. The advances maturing on July 6, 2011 and July 16, 2012 bearing interest at 4.44% and 3.84%, respectively, are continuously convertible every three months to a variable rate at the three month London Inter-Bank Offering Rate.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

The Company issued $8,248,000 of junior subordinated debentures to Crescent Financial Capital Trust I (the “Trust”) in exchange for the proceeds of trust preferred securities issued by Trust. The junior subordinated debentures are included in long-term debt and the Company’s equity interest in the trust is included in other assets.

The junior subordinated debentures pay interest quarterly at an annual rate, reset quarterly, equal to LIBOR plus 3.10%. The debentures are redeemable on October 7, 2008 or afterwards, in whole or in part, on any January 7, April 7, July 7, or October 7. Redemption is mandatory at October 7, 2033. The Company guarantees the trust preferred securities through the combined operation of the junior subordinated debentures and other related documents. The Company’s obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness of the Company.

The trust preferred securities presently qualify as Tier 1 regulatory capital and are reported in Federal Reserve regulatory reports as a minority interest in a consolidated subsidiary. The junior subordinated debentures do not qualify as Tier 1 regulatory capital. On March 1, 2005, the Board of Governors of the Federal Reserve issued a final rule stating that trust preferred securities will continue to be included in Tier 1 capital, subject to stricter quantitative and qualitative standards. For Bank Holding Companies, trust preferred securities will continue to be included in Tier 1 capital up to 25% of core capital elements (including trust preferred securities) net of goodwill less any associate deferred tax liability.

NOTE H—LEASES

The Bank has entered into eight non-cancelable operating leases for its main office and branch facilities. Future minimum lease payments under these leases for the years ending December 31 are as follows:

2005	$594,127
2006	554,139
2007	425,958
2008	428,114
2009	348,605
Thereafter	2,556,602

Total	$4,907,545

The leases contain renewal options for various additional terms after the expiration of the initial term of each lease. The cost of such rentals is not included above. Total rent expense for the years ended December 31, 2004, 2003 and 2002 amounted to $539,240, $391,204 and $297,538, respectively.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

NOTE I—INCOME TAXES

The significant components of the provision for income taxes for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Current tax provision:
Federal	$809,768	$748,362	$556,229
State	201,830	178,419	120,355

	1,011,598	926,781	676,584

Deferred tax provision (benefit):
Federal	117,839	(43,662)	(153,516)
State	42,763	(9,519)	(33,468)

	160,602	(53,181)	(186,984)

Provision for income tax expense before adjustment to deferred tax asset valuation allowance	1,172,200	873,600	489,600
Decrease in valuation allowance	—	—	(395,997)

Net provision for income taxes	$1,172,200	$873,600	$93,603

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2004	2003	2002
Tax computed at statutory rate of 34%	$1,191,665	$859,627	$449,399
Effect of state income taxes	173,645	115,038	60,140
Non-taxable income	(114,271)	(108,844)	(27,117)
Non-taxable Bank Owned Life Insurance	(90,573)	(30,751)	—
Other	11,734	38,530	7,178
Decrease in deferred tax asset valuation allowance	—	—	(395,997)

	$1,172,200	$873,600	$93,603

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

Significant components of deferred taxes at December 31, 2004 and 2003 are as follows:

	2004	2003
Deferred tax assets:
Allowance for loan losses	$1,282,066	$1,106,827
Net operating loss carryforwards	394,540	637,866
Premises and equipment	58,265	95,191
Rent abatement	19,903	23,952
Unrealized loss on securities	3,425	—
Other	186,391	151,642

Net deferred tax assets	1,944,590	2,015,478

Deferred tax liabilities:
Intangible assets	(69,838)	(77,896)
Deferred loan costs	(50,909)	—
Prepaid expenses	(43,438)	—
Net unrealized holding gains on available for sale securities	—	(69,643)

Net deferred tax liabilities	(164,185)	(147,539)

Net recorded deferred tax asset	$1,780,405	$1,867,939

It is management’s opinion that realization of the net deferred tax asset is more likely than not based on the Company’s history of taxable income and estimates of future taxable income.

The Company has net operating loss carryforwards for federal tax purposes of approximately $1.0 million, which were acquired in the merger of Centennial Bank and which expire beginning in 2020. Net operating loss carryforwards for state tax purposes total approximately $900,000 and are due to expire beginning in 2015.

NOTE J—NON-INTEREST INCOME AND OTHER NON-INTEREST EXPENSE

The major components of non-interest income for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Mortgage loan origination and other loan related fees	$643,287	$619,714	$276,570
Service charges and fees on deposits accounts	876,207	617,924	440,989
Distribution from mortgage company	286,646	207,948	—
Gain on sale of membership interest in mortgage company	118,048	—	—
Earnings on cash value of bank owned life insurance	234,950	79,768	—
Other	182,836	119,302	50,141

Total	$2,341,974	$1,644,656	$767,700

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

The major components of other non-interest expense for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Postage, printing and office supplies	$335,961	$261,455	$162,938
Advertising and promotions	318,901	199,462	127,328
Data processing expense	549,397	369,923	271,433
Professional fees and services	566,171	366,868	283,380
Other	823,932	555,153	394,879

Total	$2,594,362	$1,752,861	$1,239,958

NOTE K—RESERVE REQUIREMENTS

The aggregate net reserve balance maintained under the requirements of the Federal Reserve, which is non-interest bearing, was approximately $2,208,000 at December 31, 2004.

NOTE L—BUSINESS COMBINATION

On March 12, 2003, the Company entered into an “Agreement and Plan of Reorganization and Merger” with Centennial Bank of Southern Pines, North Carolina. The acquisition was approved at the annual shareholders’ meeting on July 22, 2003 and the transaction took place effective with the close of business on August 29, 2003. Centennial Bank shareholders could elect to receive $10.11 in cash for each share of Centennial Bank stock they owned, exchange each share of Centennial Bank stock for 0.9323 shares of Crescent Financial Corporation stock or receive 50% in cash and 50% in stock. As a result of the acquisition, the Company paid $4.4 million for shares exchanged for cash and issued 405,502 additional shares of common stock, without giving effect to subsequent stock splits. The acquisition was accounted for using the purchase method of accounting, with the operating results of Centennial Bank subsequent to August 29, 2003 included in the Company’s consolidated financial statements.

The following table reflects the unaudited proforma combined results of operations for the years ended December 31, 2003 and 2002, assuming the acquisition had occurred at the beginning of fiscal year 2002.

	2003	2002
Net interest income	$8,788,195	$7,645,906
Net income	1,596,349	1,303,823
Net income per share:
Basic	$.40	$.40
Diluted	.38	.38

The proforma net income for the year ended December 31, 2003 does not reflect approximately $681,000 in merger related costs incurred by Centennial Bank. In management’s opinion, these unaudited results are not necessarily indicative of what actual combined results of operations might have been if the acquisition had been effective at the beginning of fiscal 2002.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

A summary of the total purchase price of the transaction is as follows (in thousands):

Fair value of common stock issued	$4,396
Cash paid for shares	4,427
Fair value of options granted to Centennial shareholders	217
Transaction costs	325

Total	$9,365

A summary of the estimated value of the assets acquired and liabilities assumed is as follows (in thousands):

Cash	$840
Investment securities available for sale	5,355
Federal funds sold	870
Loans, net	56,747
Federal Home Loan Bank stock, at cost	207
Core deposit intangible	209
Goodwill	3,600
Premises and equipment	427
Deferred income tax assets, net	1,149
Other assets	537
Deposits	(57,317)
Borrowings	(2,517)
Accrued expenses and other liabilities	(742)

Total purchase price	$9,365

NOTE M—REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

The Bank, as a North Carolina banking corporation, may pay dividends to the Company only out of undivided profits as determined pursuant to North Carolina General Statutes Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure the financial soundness of the bank.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Company and the Bank met all capital adequacy requirements to which they are subject.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

As of December 31, 2004, the most recent notification from the Federal Deposit Insurance Corporation categorized Crescent State Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and ratios as of December 31, 2004 and 2003 are presented in the table below.

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)
As of December 31, 2004:
Total Capital (to Risk-Weighted Assets)	$32,423	10.87%	$23,861	8.00%	$29,847	10.00%
Tier I Capital (to Risk-Weighted Assets)	28,755	9.64%	11,931	4.00%	17,908	6.00%
Tier I Capital (to Average Assets)	28,755	8.80%	13,074	4.00%	16,343	5.00%

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)
As of December 31, 2003:
Total Capital (to Risk-Weighted Assets)	$29,148	12.11%	$19,261	8.00%	$24,077	10.00%
Tier I Capital (to Risk-Weighted Assets)	26,135	10.85%	9,631	4.00%	14,446	6.00%
Tier I Capital (to Average Assets)	26,135	9.86%	10,601	4.00%	13,251	5.00%

The Company is also subject to these requirements. At December 31, 2004, the Company’s total capital to risk-weighted assets, Tier I capital to risk-weighted assets and Tier I capital to average assets were 11.61%, 10.38% and 9.49%, respectively.

NOTE N—OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

A summary of the contract amount of the Bank’s exposure to off-balance sheet credit risk as of December 31, 2004 is as follows (amounts in thousands):

Financial instruments whose contract amounts represent credit risk:

Commitments to extend credit	$35,665
Undisbursed equity lines of credit	41,864
Financial standby letters of credit	2,476
Commitment to invest in Small Business Investment Corporation	288

NOTE O—DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments include cash and due from banks, interest-earning deposits with banks, federal funds sold, investment securities, loans, Federal Home Loan Bank stock, investment in life insurance, accrued interest receivable, accrued interest payable, deposit accounts, and borrowings. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due from Banks and Interest-Earning Deposits with Banks

The carrying amounts for cash and due from banks and interest-earning deposits with banks approximate fair value because of the short maturities of those instruments.

Investment Securities

Fair value for investment securities equals quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

For certain homogenous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

Federal Home Loan Bank Stock

The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Investment in Life Insurance

The carrying value of life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurers.

Deposits

The fair value of demand deposits, savings, money market and NOW accounts is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using the rates currently offered for instruments of similar remaining maturities.

Short-term Borrowings and Long-term Debt

The fair value of short-term borrowings and long-term debt are based upon the discounted value when using current rates at which borrowings of similar maturity could be obtained.

Accrued Interest Receivable and Accrued Interest Payable

The carrying amounts of accrued interest receivable and payable approximate fair value, because of the short maturities of these instruments.

The carrying amounts and estimated fair values of the Company’s financial instruments, none of which are held for trading purposes, are as follows at December 31, 2004 and 2003:

	2004		2003
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and due from banks	$5,633,865	$5,633,865	$6,613,091	$6,613,091
Interest-earning deposits with banks	43,353	43,353	438,066	438,066
Investment securities	53,444,322	53,444,322	36,994,920	36,994,920
Federal Home Loan Bank stock	1,447,200	1,447,200	950,000	950,000
Loans, net	253,793,327	251,977,000	213,441,507	213,886,000
Investment in life insurance	5,283,263	5,283,263	5,072,688	5,072,688
Accrued interest receivable	1,218,572	1,218,572	964,376	964,376
Other assets	662,660	662,660	712,500	712,500

Financial liabilities:
Deposits	273,648,821	270,489,000	218,614,956	218,515,000
Short-term borrowings	1,307,105	1,307,000	9,002,546	9,002,546
Long-term borrowings	28,248,000	28,081,000	20,000,000	19,816,000
Accrued interest payable	390,419	390,419	343,252	343,252

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

NOTE P—EMPLOYEE AND DIRECTOR BENEFIT PLANS

Stock Option Plans

All information presented under this caption has been adjusted for the effects of the stock splits effected in the form of stock dividends discussed in Note B under the caption Per Share Results. During 1999 the Company adopted, with shareholder approval, an Employee Stock Option Plan (the “Employee Plan”) and a Director Stock Option Plan (the “Director Plan”). During 2002, with shareholder approval, the Company amended the Employee plan to increase the number of shares available under the plan. In 2003, in conjunction with the merger between Crescent and Centennial Bank of Southern Pines, stock options approved under Centennial’s Plan were acquired by Crescent. As amended, the employee plan makes available options to purchase 435,565 shares of the Company’s common stock while the Director plan makes available options to purchase 333,242 shares of the Company’s common stock. The weighted-average exercise price of all options granted to date is $6.11. Certain of the options granted under the Director Plan vested immediately at the time of grant. All other options granted vested twenty-five percent at the grant date, with the remainder vesting over a three-year period. All unexercised options expire ten years after the date of grant. A summary of the Company’s option plans as of and for the years ended December 31, 2004, 2003 and 2002 is as follows:

		Outstanding Options
	Shares Available for Future Grants	Number Outstanding	Weighted Average Exercise Price
At December 31, 2001	2,561	439,318	$4.99
Options authorized	102,322	—	—
Options granted	(25,392)	25,392	6.10
Options exercised	—	(4,017)	4.97
Options forfeited	19,369	(19,369)	5.00

At December 31, 2002	98,860	441,324	5.05
Options arising from Centennial Bank acquisition	36,460	188,144	6.70
Options granted	(33,120)	33,120	8.99
Options exercised	—	(74,782)	6.00
Options forfeited	17,627	(17,627)	6.30

At December 31, 2003	119,827	570,179	5.66
Options granted	(40,595)	40,595	11.41
Options exercised	—	(66,048)	5.28
Options forfeited	7,104	(7,104)	8.51

At December 31, 2004	86,336	537,622	$6.11

The following table provides the range of exercise prices for options outstanding at December 31, 2004:

Range of Exercise	Prices	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$4.98	$6.95	471,267	$5.51	62 months
$6.96	$9.56	26,910	$8.99	106 months
$9.57	$12.42	39,445	$11.39	114 months

		537,622	$6.11	68 months

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

There were 489,384, 448,924 and 403,197 exercisable options outstanding at December 31, 2004, 2003 and 2002, respectively, with weighted average exercise prices of $5.72, $5.67 and $5.06, respectively.

The assumptions used in estimating fair values, together with the estimated per share value of options granted are displayed below:

	2004	2003	2002
Assumptions in estimating option values:
Risk-free interest rate	3.66%	3.00%	3.00%
Dividend yield	—%	—%	—%
Volatility	39.29%	23.88%	29.20%
Expected life	7 years	7 years	7 years
The weighted average grant date fair value of options	$2.63	$2.98	$2.29

Supplemental Retirement

During 2003, the Bank adopted a Supplemental Executive Retirement Plan (SERP) for its senior executives. The Company has purchased life insurance policies in order to provide future funding of benefit payments. Plan benefits will accrue and vest during the period of employment and will be paid in monthly benefit payments over the officer’s remaining life commencing with the officer’s retirement at any time after attainment of age sixty-five. Benefits will accrue based upon the performance of the underlying life insurance policies both during employment and after retirement. Expenses attributable to this plan for the years ended December 31, 2004 and 2003 were $77,963 and $18,242, respectively. The accrued liability of the plan at December 31, 2004 and 2003 were $96,205 and $18,242, respectively.

Defined Contribution Plan

The Company sponsors a contributory profit-sharing plan which provide for participation by substantially all employees. Participants may make voluntary contributions resulting in salary deferrals in accordance with Section 401(k) of the Internal Revenue Code. The plans provide for employee contributions up to $13,000 of the participant’s annual salary and an employer contribution of 100% matching of the first 5% of pre-tax salary contributed by each participant. The Bank may make additional discretionary profit sharing contributions to the plan on behalf of all participants; however, no such discretionary contributions have been made. Amounts deferred above the first 5% of salary are not matched by the Bank. Expenses related to these plans for the years ended December 31, 2004, 2003 and 2002 were $111,442, $70,206 and $53,793, respectively.

Employment Agreements

The Company has entered into employment agreements with certain of its executive officers to ensure a stable and competent management base. The agreements provide for benefits as spelled out in the contracts and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officers’ rights to receive certain vested rights, including compensation. In the event of a change in control of the Company, as outlined in the agreements, the acquirer will be bound to the terms of the contracts.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

NOTE Q—PARENT COMPANY FINANCIAL DATA

Condensed statements of financial condition as of December 31, 2004 and 2003, and its related condensed statements of operations and cash flows for each of the years in the three-year period ended December 31, 2004 are as follows:

Condensed Statements of Financial Condition

December 31, 2004 and 2003

	2004	2003
ASSETS
Cash and due from banks	$2,341,123	$2,892,701
Investment in subsidiaries	32,777,255	30,355,520
Other assets	144,697	159,862

TOTAL ASSETS	$35,263,075	$33,408,083

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accrued interest payable	$101,868	$123,372
Due to Centennial Shareholders	135,793	884,610
Accrued expenses and other liabilities	—	2,201
Subordinated debentures	8,248,000	8,248,000

TOTAL LIABILITIES	8,485,661	9,258,183

Stockholders’ equity:
Common stock	3,566,889	2,924,429
Additional paid-in capital	18,654,492	18,884,505
Retained earnings	4,562,681	2,229,984
Accumulated other comprehensive income	(6,648)	110,982

TOTAL STOCKHOLDERS’ EQUITY	26,777,414	24,149,900

Total liabilities and stockholders’ equity	$35,263,075	$33,408,083

Condensed Statements of Operations

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Equity in earnings of subsidiaries	$2,539,365	$1,651,574	$1,217,903
Interest income	144,117	49,453	35,049
Dividend income	11,520	—	—
Management fees	—	135,000	24,931
Interest expense	(416,547)	(130,796)	—
Other operating expenses	(50,558)	(47,914)	(49,725)
Income tax benefit (expense)	104,800	(2,600)	—

Net income	$2,332,697	$1,654,717	$1,228,158

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

Condensed Statements of Cash Flows

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:
Net income	$2,332,697	$1,654,717	$1,228,158
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Amortization	33,400	6,968	—
Equity in earnings of Crescent State Bank	(2,539,365)	(1,651,573)	(1,217,903)
Changes in assets and liabilities:
Increase in other assets	(18,235)	(164,709)	(2,121)
Increase (decrease) in accrued interest payable	(21,504)	123,372	—
Increase (decrease) in accrued expenses and other liabilities	(2,200)	2,201	—

Net cash provided (used) by operating activities	(215,207)	(29,024)	8,134

Cash flows from investing activities:
Investment in Subsidiaries	—	(11,300,269)	(1,200,000)

Net cash used by investing activities	—	(11,300,269)	(1,200,000)

Cash flows from financing activities:
Net proceeds from issuance of common stock	—	—	5,817,344
Proceeds from exercise of stock options	410,656	448,437	19,995
Due to Centennial Shareholders	(748,817)	884,610	—
Proceeds from issuance of subordinated debentures	—	8,248,000	—
Cash paid (received) in lieu of fractional shares	1,790	6	(4,532)

Net cash provided (used) by financing activities	(336,371)	9,581,053	5,832,807

Net increase (decrease) in cash and cash equivalents	(551,578)	(1,748,240)	4,640,941
Cash and cash equivalents, beginning	2,892,701	4,640,941	—

Cash and cash equivalents, ending	$2,341,123	$2,892,701	$4,640,941

NOTE R—SUPPLEMENTAL DISCLOSURE FOR STATEMENT OF CASH FLOWS

	2004	2003	2002
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest	$5,338,439	$3,499,458	$3,188,077
Income taxes	1,008,000	1,483,200	376,836
Supplemental Disclosure of Noncash Investing and Financing Activities:
Transfer of loans to foreclosed assets	$304,000	$160,400	$340,852
Increase (decrease) in fair value of securities available for sale, net of tax	(117,630)	(297,899)	221,302

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002

Acquisition of Centennial Bank in 2003:

Centennial Bank
Assets acquired:
Cash and cash equivalents	$1,709,874
Investment securities	5,354,823
Loans, net	56,746,518
Federal Home Loan Bank stock	206,900
Premises and equipment	427,499
Goodwill	3,600,298
Other intangible assets	209,012
Deferred income tax assets, net	1,149,500
Other assets	537,472

Total assets acquired	69,941,896

Liabilities assumed:
Deposits	57,317,119
Borrowings	2,517,410
Accrued expenses and other liabilities	742,446

Total liabilities assumed	60,576,975

Equity adjustment	4,612,651

Cash consideration paid	$4,752,270

Net cash paid in acquisition	$3,042,396

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell those securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of Crescent Financial Corporation have not changed since the date hereof.

765,000 Shares

COMMON STOCK

PROSPECTUS

            , 2005

Until             , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver this prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Registration Fee	$1,616
NASD Fee	1,873
Nasdaq National Market Listing Fee	100,000
Printing and Engraving Expenses*	50,000
Legal Fees and Expenses*	110,000
Accounting Fees and Expenses*	40,000
Blue Sky Fees and Expenses*	-0-
Miscellaneous*	10,000

Total*	$313,489

*	Estimated

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Sections 55-8-50 through 55-8-58 of the North Carolina General Statutes permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (i) conducted himself in good faith, (ii) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation’s best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the Board of Directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina General Statutes permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. The Bylaws of Crescent Financial Corporation provide for indemnification to the fullest extent permitted under North Carolina law for persons who serve as directors or officers of Crescent Financial Corporation, or at the request of Crescent Financial Corporation serve as an officer, director, agent, partner, trustee, administrator or employee for any other foreign or domestic entity, except to the extent such activities were at the time taken known or believed by the potential indemnities to be clearly in conflict with the best interests of Crescent Financial Corporation. Accordingly, Crescent Financial Corporation may indemnify its directors, officers or employees in accordance with either the statutory or non-statutory standards.

Sections 55-8-52 and 55-8-56 of the North Carolina General Statutes require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

Finally, Section 55-8-57 of the North Carolina General Statutes provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the NCBCA to indemnify such party. Crescent Financial Corporation has purchased a standard directors’ and officers liability policy which will, subject to certain limitations, indemnify Crescent Financial Corporation and its officers and directors for damages they become legally obligated to pay as a result of any negligent act, error, or omission committed by directors or officers while acting in their capacity as such. Crescent Financial Corporation may also purchase such a policy.

As permitted by North Carolina law, Article 5 of Crescent Financial Corporation’s Articles of Incorporation limits the personal liability of directors for monetary damages for breaches of duty as a director arising out of any legal action whether by or in the right of Crescent Financial Corporation or otherwise, provided that such limitation will not apply to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of Crescent Financial Corporation, (ii) any liability under Section 55-8-33 of the General Statutes of North Carolina, or (iii) any transaction from which the director derived an improper personal benefit (which does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his service as a director, officer, employee, independent contractor, attorney, or consultant of Crescent Financial Corporation).

ITEM 16.	EXHIBITS.

The following exhibits are filed with this Registration Statement:

Exhibit Number	Description

1.1	Underwriting Agreement

1.2	Selected Dealer Agreement (previously filed)

3.1	Articles of Incorporation of Crescent Financial Corporation*

3.2	Bylaws of Crescent Financial Corporation*

4	Specimen of Common Stock Certificate*

5	Opinion of Gaeta & Eveson, P.A. regarding the legality of the securities being registered (previously filed)

10.1	1999 Incentive Stock Option Plan, as amended**

10.2	1999 Nonqualified Stock Option Plan for Directors***

10.3	Employment Agreement of Michael G. Carlton dated December 31, 1998****

10.4	Employment Agreement of Bruce W. Elder dated December 31, 2001****

10.5	Employment Agreement of Thomas E. Holder, Jr. dated December 31, 2003****

10.6	Amended and Restated Trust Agreement of Crescent Financial Capital Trust I****

10.7	Indenture****

10.8	Junior Subordinated Debenture****

10.9	Guarantee Agreement****

10.10	Salary Continuation Agreement with Michael G. Carlton****

10.11	Salary Continuation Agreement with Bruce W. Elder****

10.12	Salary Continuation Agreement with Thomas E. Holder, Jr.****

10.13	Endorsement Split Dollar Agreement with Michael G. Carlton****

10.14	Endorsement Split Dollar Agreement with Bruce W. Elder****

10.15	Endorsement Split Dollar Agreement with Thomas E. Holder, Jr.****

10.16	Directors’ Compensation Plan (previously filed)

13.1	Form 10-K for the year ended December 31, 2004 (incorporated by reference)

13.2	Form 10-Q for the period ended March 31, 2005 (incorporated by reference)

13.3	Form 10-Q for the period ended June 30, 2005 (incorporated by reference)

23.1	Consent of Dixon Hughes PLLC

23.2	Consent of Gaeta & Eveson, P.A. (previously filed)

24	Power of Attorney (previously filed)

*	Incorporated by reference to the Annual Report on Form 10-KSB of Crescent Financial Corporation for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on March 27, 2002.
**	Incorporated by reference to the Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 28, 2005.
***	Incorporated by reference to the Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on September 5, 2001.
****	Incorporated by reference to the Annual Report on Form 10-KSB of Crescent Financial Corporation for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 30, 2004.

ITEM 17.	UNDERTAKINGS

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The Registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Cary, State of North Carolina, on October 25, 2005.

CRESCENT FINANCIAL CORPORATION

By:	/s/ Michael G. Carlton
Michael G. Carlton
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to this registration statement has been signed below on October 25, 2005 by the following persons in the capacities indicated.

/s/ Michael G. Carlton

Michael G. Carlton

President and Chief Executive Officer

/s/ Bruce W. Elder*

Bruce W. Elder

Vice President and Secretary

(principal financial officer and principal accounting officer)

/s/ Brent D. Barringer*

Brent D. Barringer

Director

/s/ Joseph S. Colson, Jr.*

Joseph S. Colson, Jr.

Director

/s/ Bruce I. Howell*

Bruce I. Howell

Director

/s/ James A. Lucas, Jr.*

James A. Lucas

Director

/s/ Kenneth A. Lucas*

Kenneth A. Lucas

Director

/s/ Sheila Hale Ogle*

Sheila Hale Ogle

Director

/s/ Francis R. Quis, Jr.*

Francis R. Quis, Jr.

Director

/s/ Jon S. Rufty*

Jon S. Rufty

Director

/s/ Stephen K. Zaytoun*

Stephen K. Zaytoun

Director

*    /s/ Michael G. Carlton

By Michael G. Carlton

Attorney-in-Fact